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                                  SCHEDULE 14A
                                 (RULE 14a-101)
                    INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION
                   PROXY STATEMENT PURSUANT TO SECTION 14(a)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant  [X]

Filed by a Party other than the Registrant  [ ]

Check the appropriate box:

[X]  Preliminary Proxy Statement               [ ]  CONFIDENTIAL, FOR USE OF THE COMMISSION
                                               ONLY (AS PERMITTED BY RULE 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12.

                              INSTRON CORPORATION
                (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

(NAME OF PERSON(S) FILING PROXY STATEMENT, IF OTHER THAN THE REGISTRANT)

Payment of Filing Fee (Check the appropriate box):
[ ]  No fee required.
[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     (1) Title of each class of securities to which transaction applies: Common Stock, par value $1.00 per share (the "Common Stock"), of Instron Corporation.

     (2) Aggregate number of securities to which transaction applies: 7,219,425 shares of Common Stock (includes 566,187 shares underlying options to purchase shares of Common Stock).

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined): $22.00 per share in cash-out merger plus the difference between $22.00 and the exercise price of each share underlying an option to purchase shares of Common Stock.

     (4) Proposed maximum aggregate value of transaction: $151,662,752.

     (5) Total fee paid: $30,333

[X]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount Previously Paid: ...............................................

     (2) Form, Schedule or Registration Statement No.: .........................

     (3) Filing Party: .........................................................

     (4) Date Filed: ...........................................................

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                                        2

                              INSTRON CORPORATION

                               100 Royall Street
                          Canton, Massachusetts 02021


                                 July 21, 1999


Dear Stockholders:


     You are cordially invited to attend a Special Meeting of Stockholders (the "Special Meeting") of Instron Corporation, a Massachusetts corporation ("Instron"), to be held on August 18, 1999, at 10:00 a.m., local time, at the Hilton Dedham Place, 25 Allied Drive, Dedham, Massachusetts 02026. At the Special Meeting, you will be asked to consider and vote upon an Agreement and Plan of Merger dated as of May 6, 1999 (the "Merger Agreement"), pursuant to which ISN Acquisition Corporation, a newly formed Massachusetts corporation, will be merged with and into Instron (the "Merger"). If the Merger Agreement is approved and the Merger is subsequently consummated, each outstanding share of Instron common stock held by the public stockholders of Instron will be canceled and converted automatically into the right to receive $22.00 in cash, without interest.


     ISN Acquisition Corporation was organized by Kirtland Capital Partners III L.P., a private investment partnership, for the purpose of acquiring all of the shares of Instron common stock held by the public stockholders of Instron. As a result of the Merger, Instron will become a privately held company owned by Kirtland Capital Partners III L.P., certain members of Instron's management and certain other stockholders of Instron.


     A Special Committee of the Board of Directors of Instron, consisting of three independent directors, was formed to consider and evaluate the Merger. The Special Committee has unanimously recommended to Instron's Board of Directors that the Merger Agreement be approved. In connection with its evaluation of the Merger, Instron's Board of Directors engaged The Beacon Group Capital Services, LLC ("The Beacon Group") to act as its financial advisor and to advise the Special Committee and the Board of Directors. The Beacon Group has rendered its opinion dated as of May 6, 1999 to the effect that, as of the date thereof and based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the cash merger consideration of $22.00 per share was fair from a financial point of view to the public stockholders of Instron. The written opinion of The Beacon Group is attached as Appendix B to the enclosed Proxy Statement and should be read carefully and in its entirety by stockholders.



     INSTRON'S BOARD OF DIRECTORS, BASED ON THE RECOMMENDATION OF THE SPECIAL COMMITTEE, HAS APPROVED THE MERGER AGREEMENT, AND DETERMINED THAT THE TERMS OF THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF INSTRON. INSTRON'S BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.



     Approval of the Merger Agreement at the Special Meeting requires the affirmative vote of holders of two-thirds of the outstanding shares of Instron common stock entitled to vote at the Special Meeting. Certain current stockholders of Instron, members of Instron's management and certain of their respective affiliates have agreed, among other things, to vote their shares of Instron common stock entitled to vote at the Special Meeting (approximately 22.4% of the outstanding shares of Instron common stock) in favor of the proposal to approve the Merger Agreement.



     The accompanying Proxy Statement provides you with a summary of the Merger and additional information about the parties involved and their interests. If the Merger Agreement is approved by the requisite holders of Instron common stock, the closing of the Merger will occur as soon after the Special Meeting as all of the other conditions to closing the Merger are satisfied.



     PLEASE GIVE ALL THIS INFORMATION YOUR CAREFUL ATTENTION. WHETHER OR NOT YOU PLAN TO ATTEND, IT IS IMPORTANT THAT YOUR SHARES ARE REPRESENTED AT THE SPECIAL MEETING. A FAILURE TO VOTE WILL COUNT AS A VOTE AGAINST THE MERGER AGREEMENT. ACCORDINGLY, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND. THIS WILL NOT PREVENT YOU FROM VOTING YOUR SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND.


                                      Sincerely,

                                      JAMES M. MCCONNELL
                                      President and Chief Executive Officer

                              INSTRON CORPORATION
                               100 Royall Street
                          Canton, Massachusetts 02021

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS


                         TO BE HELD ON AUGUST 18, 1999



     Notice is hereby given that a Special Meeting of Stockholders (the "Special Meeting") of Instron Corporation, a Massachusetts corporation ("Instron"), will be held on August 18, 1999 at 10:00 a.m., local time, at the Hilton Dedham Place, 25 Allied Drive, Dedham, Massachusetts 02026, for the following purposes:



          (1) To consider and vote upon a proposal to approve an Agreement and Plan of Merger dated as of May 6, 1999 (the "Merger Agreement") pursuant to which ISN Acquisition Corporation ("MergerCo"), a corporation newly formed by Kirtland Capital Partners III L.P., will be merged (the "Merger") with and into Instron with Instron being the surviving corporation (the "Surviving Corporation"). In the Merger, each outstanding share of common stock, par value $1.00 per share, of Instron (the "Instron Common Stock") issued and outstanding at the effective time of the Merger, other than shares held by Instron, its subsidiaries, MergerCo, or dissenting stockholders, will be canceled and converted automatically into the right to receive $22.00 in cash, without interest. A copy of the Merger Agreement is attached as Appendix A to the accompanying Proxy Statement and is described therein.



          (2) If a motion to adjourn the Special Meeting is properly brought, to vote upon the adjournment of the Special Meeting.



          (3) To consider and act upon such other matters as may properly come before the Special Meeting or any adjournment or postponement thereof.


     Instron's Board of Directors (the "Instron Board") has fixed the close of business on July 12, 1999, as the record date for determining the stockholders having the right to receive notice of, and to vote at, the Special Meeting or any adjournment or postponement thereof. A form of proxy and a Proxy Statement containing more detailed information with respect to the matters to be considered at the Special Meeting accompany and form a part of this notice.


     Approval of the Merger Agreement requires the affirmative vote of the holders of two-thirds of the outstanding shares of Instron Common Stock entitled to vote at the Special Meeting.



     THE INSTRON BOARD HAS APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.



     In accordance with Section 87, Chapter 156B of the Massachusetts General Laws, you are advised as follows with respect to the proposal to approve the Merger Agreement: if the Merger Agreement is approved by the Instron stockholders at the Special Meeting and effected by Instron, then any Instron stockholder (i) who files with Instron, before the taking of the vote on the approval of the Merger Agreement, written objection to the Merger Agreement stating that he or she intends to demand payment for his or her shares if the Merger Agreement is approved by the Instron stockholders at the Special Meeting and (ii) whose shares are not voted in favor of the Merger Agreement has or may have the right to demand in writing from Instron as the Surviving Corporation of the Merger, within 20 days after the date of mailing to him or her of notice in writing that such approval has become effective, payment for his or her shares and an appraisal of the value thereof. Instron and any such stockholder shall in such cases have the rights and duties and shall follow the procedure set forth in Sections 85 to 98, inclusive, of Chapter 156B of the Massachusetts General Laws. See "Appraisal Rights" in the Proxy Statement that accompanies this notice and the full text of Sections 85 to 98 of Chapter 156B of the Massachusetts General Laws, which is attached as Appendix C to the accompanying Proxy Statement and is described therein.

                                      By order of the Instron Board,

                                      JILL E. PEEBLES, Clerk

Canton, Massachusetts

July 21, 1999


     WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. PLEASE DO NOT SEND IN ANY CERTIFICATES FOR YOUR SHARES AT THIS TIME.

     THE MERGER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE MERGER NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                              INSTRON CORPORATION
                               100 Royall Street
                                Canton, MA 02021

                                  INTRODUCTION


     This Proxy Statement is being furnished to the stockholders of Instron Corporation, a Massachusetts corporation ("Instron" or the "Company"), in connection with the solicitation by its Board of Directors (the "Instron Board") of proxies to be used at a Special Meeting of Stockholders (as it may be adjourned or postponed from time to time, the "Special Meeting") to be held on August 18, 1999 at 10:00 a.m., local time, at the Hilton Dedham Place, 25 Allied Drive, Dedham, Massachusetts 02026. The purpose of the Special Meeting is for the Instron stockholders to consider and vote upon a proposal to approve an Agreement and Plan of Merger dated as of May 6, 1999 (the "Merger Agreement") pursuant to which ISN Acquisition Corporation ("MergerCo"), a corporation newly formed by Kirtland Capital Partners III L.P. ("Kirtland"), will be merged (the "Merger") with and into Instron with Instron continuing as the surviving corporation (the "Surviving Corporation"). This Proxy Statement is first being mailed to Instron stockholders on or about July 21, 1999.


                     QUESTIONS AND ANSWERS ABOUT THE MERGER

     Q: WHAT WILL HAPPEN IN THE MERGER?

     A: Upon consummation of the Merger, MergerCo will be merged with and into Instron and the holders (the "Public Stockholders") of common stock, par value $1.00 per share, of Instron (the "Instron Common Stock"), other than those stockholders who exercise and perfect their appraisal rights, will receive a cash payment of $22.00 for each of their outstanding shares of Instron Common Stock. Immediately prior to consummation of the Merger, certain members of the Instron Board, certain members of Instron's management and certain of their respective affiliates will exchange a portion of their shares of Instron Common Stock for shares of Series B Preferred Stock, par value $1.00 per share, of Instron (the "Series B Preferred Stock"). Under the Merger Agreement, the Series B Preferred Stock will be exchanged for a like number of shares of common stock, par value $1.00 per share, of the Surviving Corporation (the "Surviving Corporation Common Stock"). Accordingly, as a result of the Merger, the Public Stockholders will receive cash for their shares of Instron Common Stock while the members of the Instron Board, Instron's management and certain of their respective affiliates mentioned above will receive cash for a portion of their shares and a continuing equity interest in the Surviving Corporation for the remainder of their shares.

     Q: WHO WILL OWN INSTRON AFTER THE MERGER?

     A: After the Merger, Instron will be a privately held company owned by the following individuals and entities (collectively with MergerCo, the "Investor Group"), each of which will own the approximate percentage of outstanding shares of the Surviving Corporation Common Stock listed below, subject to certain assumptions which are described in the Proxy Statement:

     The Equity Investor
         Kirtland Capital Partners III L.P., an Ohio limited partnership, and certain of its investors and its affiliates (who will collectively own approximately 87.4% of Instron)

     The Other Investors (who will collectively own approximately 6.2% of Instron)
         George S. Burr (2.3%)
         Helen L. Burr (less than 1%)
         The Harold Hindman Trust -- 1969 (3.1%)

     The Management Investors (who will collectively own approximately 6.4% of Instron)
         James M. McConnell (3.8%)
         Joseph E. Amaral (less than 1%)
         Kenneth L. Andersen (less than 1%)

                                       (i)

         John R. Barrett (less than 1%)
         Jonathan L. Burr (less than 1%)
         The Jonathan L. Burr Trust -- 1965 (less than 1%)
         Yahya Gharagozlou (less than 1%)
         Arthur D. Hindman (less than 1%)
         William J. Milliken (less than 1%)
         Linton A. Moulding and Jane Elizabeth Moulding, as joint tenants (less than 1%)
         Norman L. Smith (less than 1%)

     Q: WHY IS INSTRON BEING ACQUIRED?


     A: Instron is being acquired by the Investor Group because the Instron Board and the Special Committee of the Instron Board (the "Special Committee") believe that the Merger is a more desirable alternative than continuing to operate Instron as a public company. In particular, the Instron Board and the Special Committee considered the risks of continuing to operate Instron as a public company and the opportunity to enable the Public Stockholders to achieve liquidity with respect to their investment in Instron at a price that exceeds the all time highest market price of the Instron Common Stock. To review the background and reasons for the Merger in greater detail, see pages 12 through 23.


     Q: WHY WAS THE SPECIAL COMMITTEE FORMED?

     A: The Instron Board established the Special Committee consisting of independent directors to review and evaluate the proposed transaction. The Instron Board formed the Special Committee primarily because it believed that a recapitalization transaction such as the Merger might present potential conflicts of interest for Instron's senior management and certain members of the Instron Board, who, unlike the Public Stockholders, would have a continuing interest in Instron following consummation of such a transaction. The Special Committee has determined that the Merger is fair to and in the best interests of the Instron stockholders.

     Q: WHAT WILL I RECEIVE IN THE MERGER?

     A: As a Public Stockholder, you will receive $22.00 in cash, without interest, for each share of Instron Common Stock that you own. This is the "Cash Merger Consideration." For example: If you own 100 shares of Instron Common Stock, upon completion of the Merger you will receive $2,200.00 in cash.

     Q: IF THE MERGER IS CONSUMMATED, WHEN CAN I EXPECT TO RECEIVE THE CASH MERGER CONSIDERATION FOR MY SHARES?

     A: Promptly after the Merger is consummated, Instron will send you detailed instructions regarding the surrender of your Instron Common Stock certificates. You should not send your Instron Common Stock certificates to Instron or anyone else until you receive these instructions. Instron will send payment of the Cash Merger Consideration to you as promptly as practicable following its receipt of your stock certificates and other required documents.

     Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

     A: We expect the Merger to be consummated during the third quarter of 1999.

     Q: WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO ME?


     A: The receipt of the Cash Merger Consideration by you will be a taxable transaction for federal income tax purposes. To review the tax consequences to you in greater detail, see pages 64 through 65. Your tax consequences will depend on your personal situation. You should consult your tax advisors for a full understanding of the tax consequences of the Merger to you.


     Q: WHAT AM I BEING ASKED TO VOTE UPON?


     A: You are being asked to approve the Merger Agreement, which provides, among other things, for the acquisition of Instron by the Investor Group. After the Merger, Instron will be a privately held company and you will no longer own an equity interest in Instron. The Instron Board has approved the Merger Agreement and the transactions contemplated thereby (the "Transactions") and recommends that you vote "For" the approval of the Merger Agreement. We do not expect to ask you to vote on any other matters at the Special


                                      (ii)

Meeting. However, if a motion is made to adjourn the Special Meeting, you may also be asked to vote on adjournment of the Special Meeting.


     Q: WHAT DO I NEED TO DO NOW?

     A: This Proxy Statement contains important information regarding the Merger as well as information about Instron and the Investor Group. It also contains important information about what the management of Instron, the Instron Board and the Special Committee considered in evaluating the Merger. We urge you to read this Proxy Statement carefully, including its Appendices. You may also want to review the documents referenced under "Where You Can Find More Information."

     Q: HOW DO I VOTE?


     A: Just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed envelope as soon as possible, so that your shares will be represented at the Special Meeting. Approval of the proposal to approve the Merger Agreement requires the affirmative vote of holders of two-thirds of the outstanding shares of Instron Common Stock entitled to vote at the Special Meeting. Therefore, a failure to vote or a vote to abstain will have the same effect as a vote against the proposal. The Special Meeting will take place on August 18, 1999 at 10:00 a.m., local time, at the Hilton Dedham Place, 25 Allied Drive, Dedham, Massachusetts 02026. You may attend the Special Meeting and vote your shares in person, rather than voting by proxy. In addition, you may withdraw your proxy up to and including the day of the Special Meeting and either change your vote or attend the Special Meeting and vote in person.


     Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?


     A: Your broker will vote your shares of Instron Common Stock only if you provide instructions on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted and they will be counted as votes against the proposal to approve the Merger Agreement.


                       WHO CAN HELP ANSWER YOUR QUESTIONS

     If you would like additional copies of this document, or if you would like to ask any additional questions about the Merger, you should contact:

   Linton A. Moulding
   Instron Corporation
   100 Royall Street
   Canton, Massachusetts 02021
   Telephone: (781) 828-2500

     You should note that Linton A. Moulding, as well as the other members of Instron's management, are members of the Investor Group.

                                      (iii)

                        CAUTIONARY STATEMENT CONCERNING
                          FORWARD-LOOKING INFORMATION

     THIS PROXY STATEMENT AND OTHER STATEMENTS MADE FROM TIME TO TIME BY INSTRON, MERGERCO, OR THEIR AFFILIATES OR REPRESENTATIVES CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS. THOSE STATEMENTS INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF, OR CURRENT EXPECTATIONS OF INSTRON AND MERGERCO AND MEMBERS OF THEIR RESPECTIVE MANAGEMENT TEAMS, AS WELL AS THE ASSUMPTIONS ON WHICH SUCH STATEMENTS ARE BASED. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS CURRENTLY KNOWN TO MANAGEMENT OF INSTRON AND MERGERCO THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, THE RISKS DISCUSSED HEREIN AND: (i) THE LEVEL OF BOOKINGS WORLDWIDE FOR INSTRON AND ITS SUBSIDIARIES, PARTICULARLY IN ASIA; (ii) THE SUCCESS OF THE AUTOMOBILE INDUSTRY, WHICH IS THE MAJOR PURCHASER OF CERTAIN OF INSTRON'S PRODUCTS; (iii) THE OPERATING RESULTS OF CERTAIN OF INSTRON'S SUBSIDIARIES; (iv) THE IMPACT OF FLUCTUATIONS IN EXCHANGE RATES AND THE UNCERTAINTIES OF OPERATING IN A GLOBAL ECONOMY INCLUDING FLUCTUATIONS IN THE ECONOMIC CONDITIONS OF THE FOREIGN AND DOMESTIC MARKETS SERVED BY INSTRON WHICH CAN AFFECT THE DEMAND FOR ITS PRODUCTS AND SERVICES; (v) INSTRON'S ABILITY TO SUCCESSFULLY MANAGE AND INTEGRATE THE PRODUCTS AND OPERATIONS OF RECENTLY ACQUIRED COMPANIES; (vi) THE IMPACT OF YEAR 2000 ISSUES;
(vii) Instron's ability to identify and successfully consummate strategic acquisitions; and (viii) general economic conditions. Instron and MergerCo undertake no obligation to update or revise forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events, or changes in future operating results over time.

                                      (iv)

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
INTRODUCTION................................................    (i)
QUESTIONS AND ANSWERS ABOUT THE MERGER......................    (i)
WHO CAN HELP ANSWER YOUR QUESTIONS..........................  (iii)
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING
  INFORMATION...............................................   (iv)
SUMMARY.....................................................     1
  Effects of the Merger.....................................     1
  The Companies.............................................     1
  The Special Meeting.......................................     2
  Record Date; Voting Power.................................     2
  Vote Required.............................................     2
  Recommendations...........................................     2
  Opinion of Financial Advisor..............................     3
  Terms of the Merger Agreement.............................     3
  Share Ownership of Instron Following the Merger...........     5
  Accounting Treatment......................................     6
  Financing of the Merger...................................     6
  Conflicts of Interest.....................................     7
  Regulatory Approvals......................................     8
  Appraisal Rights..........................................     8
  Federal Income Tax Consequences...........................     8
HISTORICAL MARKET INFORMATION...............................     9
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA.............    10
SPECIAL FACTORS.............................................    12
  Background of the Merger..................................    12
  The Special Committee's and the Instron Board's
     Recommendation.........................................    23
  Instron Projections.......................................    27
  Opinion of Financial Advisor..............................    28
  Comparable Companies......................................    30
  Purpose and Reasons of the Investor Group for the
     Merger.................................................    35
  Position of the Investor Group as to Fairness of the
     Merger.................................................    37
  Conflicts of Interest.....................................    38
  Certain Effects of the Merger.............................    46
  Financing of the Merger...................................    46
  Conduct of Instron's Business After the Merger............    47
THE SPECIAL MEETING.........................................    48
  Date, Time, and Place of the Special Meeting..............    48
  Proxy Solicitation........................................    48
  Matters to Be Considered at the Special Meeting...........    48
  Record Date and Quorum Requirement........................    48
  Voting Procedures.........................................    48
  Voting and Revocation of Proxies..........................    49
  Voting Agreement..........................................    49
  Effective Time of the Merger and Payment for Shares.......    49
  Other Matters to Be Considered............................    49
THE MERGER..................................................    50
  Terms of the Merger Agreement.............................    50
  Estimated Fees and Expenses of the Merger.................    56


                                       (v)

                                                              PAGE
                                                              ----
APPRAISAL RIGHTS............................................    57
REGULATORY APPROVALS........................................    58
PRINCIPAL STOCKHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT AND
  OTHERS....................................................    59
CERTAIN INFORMATION CONCERNING MERGERCO AND THE INVESTOR
  GROUP.....................................................    63
  The Equity Investor.......................................    63
  MergerCo. ................................................    63
  The Other Investors.......................................    63
  The Management Investors..................................    63
FEDERAL INCOME TAX CONSEQUENCES.............................    64
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA...    66
  Unaudited Pro Forma Condensed Consolidated Statement of
     Income Data............................................    67
  Notes to Unaudited Pro Forma Condensed Consolidated
     Statements of Income Data..............................    69
  Unaudited Pro Forma Condensed Consolidated Balance Sheet
     Data...................................................    71
  Notes to Unaudited Pro Forma Condensed Consolidated
     Balance Sheet Data.....................................    72
  Ratio of Earnings to Fixed Charges........................    74
INDEPENDENT AUDITORS........................................    75
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............    75
STOCKHOLDER PROPOSALS.......................................    75
OTHER MATTERS...............................................    75
WHERE YOU CAN FIND MORE INFORMATION.........................    76


                                      (vi)

                                    SUMMARY


     This summary highlights selected information from this document and may not contain all of the information that is important to you. For a more complete understanding of the Merger, and for a more complete description of the legal terms of the Merger, you should read this Proxy Statement in its entirety carefully, as well as the additional documents to which we refer you, including the Merger Agreement. See "Where You Can Find More Information" (page 76).


EFFECTS OF THE MERGER

     Pursuant to the Merger Agreement, MergerCo will be merged with and into Instron with Instron being the Surviving Corporation. As a result of the Merger, all of the capital stock of Instron will be owned by the Investor Group, and the Instron Common Stock will no longer be publicly traded. The Public Stockholders will no longer be stockholders of Instron and they will not participate in Instron's future earnings and growth or bear the risk of any decreases in the value of Instron. Instead, the Public Stockholders will have the right to receive $22.00 in cash, without interest, for each share of Instron Common Stock held by such stockholders. The Investor Group will have the opportunity to benefit from any future earnings and growth of Instron and will bear the risk of any decreases in the value of Instron. In addition, the Other Investors and the Management Investors have interests in the Merger as directors and/or employees of Instron or affiliates of directors and/or employees of Instron which are different from, or in addition to, yours as an Instron stockholder. To review these interests, see "-- Conflicts of Interest" and "Special
Factors -- Conflicts of Interest."

THE COMPANIES

Instron Corporation ("Instron")
100 Royall Street
Canton, Massachusetts 02021
(781) 828-2500

     Instron designs, develops, manufactures, markets, and services materials and structural testing systems, software, and accessories. These products are used principally in research and development and quality control applications to test the mechanical properties of various materials, components, and structures. The materials tested include metals, plastics, textiles, composites, ceramics and rubber. Instron systems test virtually all natural and man-made materials from fragile fibers to the exotic materials needed for space exploration.

     In the worldwide market for these systems, Instron is a leading producer of static (electromechanical), dynamic (servohydraulic), simulation (structures), hardness and impact testing systems. Instron offers a comprehensive range of instruments and computer based systems that provide and enhance control of the testing process, data collection and analysis.

     Instron has sales and service offices in 14 United States cities and 17 foreign countries. Instron's principal manufacturing facilities are located in the United States, the United Kingdom and Germany.

ISN Acquisition Corporation ("MergerCo")
c/o Kirtland Capital Partners III L.P.
2250 SOM Center Road
Suite 105
Willoughby Hills, Ohio 44094
(440) 585-9010

     MergerCo was formed by Kirtland for the sole purpose of effecting the Merger. MergerCo will be merged out of existence at the effective time of the Merger (the "Effective Time"). MergerCo is not expected to have significant assets or liabilities (other than those arising in connection with the Transactions) or to engage in any activities (other than those incident to its formation and the Transactions).

Kirtland Capital Partners III L.P. ("Kirtland")
2250 SOM Center Road
Suite 105
Willoughby Hills, Ohio 44094
(440) 585-9010

     Kirtland and its affiliates are a privately funded investment group with over $300 million in committed equity capital. Kirtland's principal business is searching for, negotiating, structuring, acquiring, holding, selling and refinancing equity interests in operating businesses on behalf of itself and its affiliates and performing all things incidental to or growing out of such activities. Kirtland and its predecessor companies have been making investments in operating companies since 1978.


THE SPECIAL MEETING (page 48)



     The Special Meeting will be held on August 18, 1999, at 10:00 a.m., local time, at the Hilton Dedham Place, 25 Allied Drive, Dedham, Massachusetts 02026. At the Special Meeting, the Instron stockholders will be asked to consider and vote upon a proposal to approve the Merger Agreement.



RECORD DATE; VOTING POWER (page 48)


     Holders of record of Instron Common Stock at the close of business on July 12, 1999 are entitled to notice of and to vote at the Special Meeting. As of such date, there were 6,978,448 shares of Instron Common Stock issued and outstanding held by approximately 417 holders of record. Holders of record of Instron Common Stock on the Record Date are entitled to one vote per share on any matter that may properly come before the Special Meeting.


VOTE REQUIRED (page 48)



     Approval by the Instron stockholders of the proposal to approve the Merger Agreement will require the affirmative vote of two-thirds of the outstanding shares of Instron Common Stock entitled to vote at the Special Meeting. Accordingly, a failure to vote or a vote to abstain will have the same legal effect as a vote against the Merger Agreement.



     An "Against" vote on the enclosed proxy card will be a vote against the Merger Agreement. If we do not receive "For" votes from two-thirds of the outstanding shares of Instron Common Stock entitled to vote at the Special Meeting, the Merger Agreement will not be approved, you will not receive $22.00 in cash for each share of Instron Common Stock you hold and you will continue to own shares in a publicly traded company.



     Subject to the Merger Agreement, which requires that the Special Meeting be held as soon as practicable, Instron stockholders may also be asked to vote on adjournment of the Special Meeting for the purpose of soliciting additional proxies in favor of approval of the Merger Agreement.



     A stockholder who gives a proxy with respect to voting on the Merger Agreement may revoke it at any time before it is voted at the Special Meeting by either (i) filing with the Clerk of Instron an instrument revoking it, (ii) submitting a duly executed proxy bearing a later date or (iii) voting in person at the Special Meeting.



     The Other Investors and certain of their affiliates and the Management Investors and certain of their affiliates have agreed, among other things, to vote the shares of Instron Common Stock owned by such stockholders (approximately 22.4% of the outstanding shares of Instron Common Stock) in favor of the proposal to approve the Merger Agreement.



RECOMMENDATIONS (page 23)


     The Instron Board established the Special Committee to review and evaluate the proposed transaction. The Instron Board formed the Special Committee primarily because it believed that a recapitalization transaction such as the Merger might present potential conflicts of interest for Instron's senior management and certain members of the Instron Board, who, unlike the Public Stockholders, would have a continuing interest in Instron following consummation of such a transaction. The Special Committee unanimously recommended that the Instron Board approve the Merger Agreement and the Transactions and that the Instron Board recommend that the Instron stockholders approve the Merger Agreement. Following the unanimous recommendation of the Special Committee, the Instron Board, other than Harold Hindman, George S. Burr and James M. McConnell, unanimously determined that the Merger Agreement and the Transactions, including the Merger, were fair to and in the best interests of the Instron stockholders and recommended that the stockholders approve the Merger Agreement. Messrs. Hindman, Burr and McConnell abstained from voting on the Merger Agreement and the Transactions because each of them has an interest in the Merger as a member of the Investor Group. The Special Committee and the Instron Board recommend that the Instron stockholders vote "For" the approval of the Merger Agreement. You also should refer to the factors that the Special Committee and the Instron Board considered in determining whether to approve the Merger Agreement on pages 23-27.



OPINION OF FINANCIAL ADVISOR (page 28)


     The Beacon Group Capital Services, LLC ("The Beacon Group"), a nationally recognized investment banking firm that served as financial advisor to the Instron Board and the Special Committee, has rendered an opinion dated as of May 6, 1999 to the Instron Board that, as of the date of the opinion, and based on the assumptions and subject to the limitations and qualifications set forth therein, the Cash Merger Consideration was fair from a financial point of view to the Public Stockholders. A copy of The Beacon Group's opinion, setting forth the information reviewed, assumptions made and matters considered by The Beacon Group, is attached to this Proxy Statement as Appendix B. You should read The Beacon Group's opinion in its entirety.


TERMS OF THE MERGER AGREEMENT (page 50)


     The Merger Agreement is attached to this Proxy Statement as Appendix A. You are encouraged to read the Merger Agreement in its entirety. It is the legal document that governs the Merger.

     General. Upon consummation of the Merger, MergerCo will be merged with and into Instron and the Public Stockholders will receive a cash payment of $22.00 for each of their outstanding shares of Instron Common Stock. Immediately prior to the consummation of the Merger, the Other Investors and the Management Investors will exchange a portion of their shares of Instron Common Stock for shares of Series B Preferred Stock of Instron. The Merger Agreement provides that the shares of Series B Preferred Stock will be exchanged for a like number of shares of Surviving Corporation Common Stock. Accordingly, as a result of the Merger, the Public Stockholders will receive cash for their shares of Instron Common Stock while the Other Investors and the Management Investors will receive cash for a portion of their shares and a continuing equity interest in the Surviving Corporation for the remainder of their shares.

     Conditions to the Merger. The completion of the Merger depends upon the satisfaction of certain conditions, including:


     - approval of the Merger Agreement by holders of two-thirds of the outstanding shares of Instron Common Stock entitled to vote at the Special Meeting;


     - absence of a material adverse change in the business, assets, condition (financial or otherwise) or results of operations of Instron and its subsidiaries taken as a whole or any event or other circumstance which would, individually or in the aggregate, reasonably be expected to result in any such material adverse change;

     - absence of a material disruption or material adverse change in the banking, financial or capital markets generally or in the market for senior credit facilities or for new issuances of high yield securities which has caused either of the lenders to Kirtland to withdraw its commitment to provide financing as contemplated by such lender's financing commitment letter to Kirtland;

     - Instron having no more than $13.0 million of Net Indebtedness as of the closing date of the Merger. "Net Indebtedness" is defined under the Merger Agreement generally as all obligations of Instron and its subsidiaries for borrowed money or evidenced by a bond, note, debenture or similar instrument, minus all cash and cash equivalents of Instron and its subsidiaries;

     - no more than 5% of the outstanding shares of Instron Common Stock having taken actions to assert dissenters' rights under Sections 85 to 98, inclusive, of the Massachusetts Business Corporation Law (Chapter 156B of the General Laws of Massachusetts ) (the "MBCL"); and

     - antitrust regulatory approval and the expiration of applicable waiting periods relating thereto.

     Each party may, at its option, waive the satisfaction of any condition to such party's obligations under the Merger Agreement. EVEN IF THE INSTRON STOCKHOLDERS APPROVE THE MERGER, THERE CAN BE NO ASSURANCE THAT THE MERGER WILL BE CONSUMMATED.

     Solicitation. Generally, Instron and its affiliates are prohibited from initiating or soliciting, and are prohibited from participating in discussions regarding, any proposal from a third party with respect to a merger, consolidation, sale, or similar transaction involving Instron. Instron may, under certain specified circumstances, take certain actions in connection with unsolicited acquisition proposals.

     Termination. Either Instron or MergerCo may terminate the Merger Agreement under certain circumstances, including if:

     - both parties consent in writing;

     - the Instron stockholders do not approve the Merger Agreement;

     - legal restraints or prohibitions prevent the consummation of the Merger;
       or

     - the other party breaches any of its representations, warranties or covenants under the Merger Agreement and fails to timely cure any such breach.

     In addition, Instron generally may terminate the Merger Agreement if it enters into a definitive agreement to effect another acquisition transaction that is more favorable to the Instron stockholders from a financial point of view than the Transactions (a "Superior Proposal"). Instron may also terminate the Merger Agreement after 60 days following its receipt of a notice from Kirtland that a lender to Kirtland has indicated to either Kirtland or MergerCo that such lender will be unable to provide the financing contemplated by its financing commitment letter to Kirtland (a "Kirtland Financing Notice"). MergerCo may terminate the Merger Agreement if the Instron Board withdraws, modifies, or changes its approval or recommendation of the Transactions in a manner material and adverse to MergerCo, or proposes or announces any intention to enter into any agreement with respect to another acquisition transaction. MergerCo also may terminate the Merger Agreement after 60 days following delivery by Kirtland or MergerCo of a Kirtland Financing Notice.

     Fees and Expenses. Generally, Instron, on the one hand, and Kirtland and MergerCo, on the other hand, will pay their own fees, costs, and expenses incurred in connection with the Merger Agreement and the Transactions. However, Instron will pay MergerCo "liquidated damages" in an amount equal to $5.0 million plus an amount equal to the reasonable out-of-pocket costs and expenses incurred by Kirtland and MergerCo in connection with the Merger Agreement and the Transactions (not to exceed $1.0 million) under certain circumstances, including if:

     - MergerCo terminates the Merger Agreement as a result of Instron having wilfully breached its obligation to call a special meeting of stockholders or to take certain actions with respect to the preparation of this Proxy Statement;

     - Instron terminates the Merger Agreement in connection with entering into a definitive agreement to effect a Superior Proposal;

     - MergerCo terminates the Merger Agreement because of a material and adverse withdrawal, modification or change in the approval or recommendation of the Instron Board of the Merger Agreement or the Transactions; or

     - Either Instron or MergerCo terminates the Merger Agreement because the Instron stockholders shall have failed to approve the Merger Agreement and, within nine months of such termination, Instron enters into a definitive agreement with respect to another acquisition transaction with a person or an affiliate thereof who had made a proposal for an acquisition transaction directly to the Instron stockholders or publicly announced such a transaction or solicited proxies or consents in opposition to the Merger prior to the Special Meeting.

     Stock Options. Generally, each option to purchase shares of Instron Common Stock will become fully vested and exercisable immediately prior to the Merger. Holders of options outstanding immediately prior to the Effective Time, except for certain options which will be assumed by the Surviving Corporation in the Merger, will receive cash for such options based on the number of shares of Instron Common Stock underlying the options to be cashed out and the difference between the applicable per share exercise price of such options and the Cash Merger Consideration.


SHARE OWNERSHIP OF INSTRON FOLLOWING THE MERGER (page 39)



     The Equity Investor. The exact amount of the Equity Investor's investment in MergerCo is dependent upon the level of Net Indebtedness of Instron as of the Effective Time of the Merger. At April 3, 1999, Instron's Net Indebtedness was approximately $3.9 million. The reason for this possible fluctuation is that the Equity Investor's investment represents the amount of funds necessary to consummate the Merger less borrowings by the Surviving Corporation in the amount of $114.0 million. Therefore, any fluctuation in Net Indebtedness will directly affect the amount of funds necessary to consummate the Merger and thus the amount of the Equity Investor's investment. If Instron's Net Indebtedness at the Effective Time is greater or less than $3.9 million, then the Equity Investor will be required to increase or decrease, respectively, its investment in MergerCo and therefore the Surviving Corporation. Accordingly, all of the references to the Equity Investor's investment, number of shares of Surviving Corporation Common Stock and ownership percentage, as well as the ownership percentages of all other stockholders in the Surviving Corporation, are dependent upon the level of Instron's Net Indebtedness as of the closing Effective Time. For purposes of this Proxy Statement the level of Instron's Net Indebtedness as of the Effective Time is assumed to be $3.9 million. Accordingly, prior to the Merger the Equity Investor will contribute approximately $49.8 million in cash to MergerCo in exchange for approximately 452,618 shares of common stock of MergerCo, which shares will be converted into a like number of shares of Surviving Corporation Common Stock in the Merger. Upon consummation of the Transactions, the Equity Investor will own approximately 87.4% of the outstanding shares of Surviving Corporation Common Stock. If Net Indebtedness as of the Effective Time were zero, the Equity Investor, the Other Investors and the Management Investors would own approximately 86.5%, 6.6% and 6.9%, respectively, of the outstanding shares of Surviving Corporation Common Stock. If Net Indebtedness as of the Effective Time were $13.0 million, which is the maximum amount permitted under the Merger Agreement, the Equity Investor, the Other Investors and the Management Investors would own approximately 89.2%, 5.3% and 5.5%, respectively, of the outstanding shares of Surviving Corporation Common Stock. See "Unaudited Pro Forma Condensed Consolidated Financial Data."


     The Other Investors. To permit the Other Investors to receive shares of Surviving Corporation Common Stock rather than the Cash Merger Consideration in the Merger, the Other Investors will exchange immediately prior to the Merger an aggregate of 160,000 shares of Instron Common Stock for an aggregate of 32,000 shares of Series B Preferred Stock of Instron. These shares of Series B Preferred Stock will be converted into a like number of shares of Surviving Corporation Common Stock in the Merger. The 1-for-5 exchange ratio for the exchange of Instron Common Stock for Series B Preferred Stock was agreed to by the Other Investors, the Management Investors and Kirtland so that the percentage ownership of each of the members of the Investor Group in the Surviving Corporation will reflect their relative contributions of equity to the Surviving Corporation and to reduce the total number of outstanding shares in the Surviving

Corporation. The fair value of the shares of Instron Common Stock to be exchanged for shares of Series B Preferred Stock is equal to the fair value of the shares of Series B Preferred Stock. Upon consummation of the Transactions, the Other Investors will own approximately 6.2% of the outstanding shares of Surviving Corporation Common Stock.

     The Management Investors. To permit the Management Investors to receive shares of Surviving Corporation Common Stock rather than the Cash Merger Consideration in the Merger, the Management Investors will exchange immediately prior to the Merger an aggregate of 165,210 shares of Instron Common Stock (including an aggregate of 25,340 shares of restricted Instron Common Stock previously issued under the Instron Corporation 1992 Stock Incentive Plan, as amended) for an aggregate of 33,042 shares of Series B Preferred Stock. These shares of Series B Preferred Stock will be converted into a like number of shares of Surviving Corporation Common Stock in the Merger. The 1-for-5 exchange ratio for the exchange of Instron Common Stock for Series B Preferred Stock was agreed to by the Other Investors, the Management Investors and Kirtland so that the percentage ownership of each of the members of the Investor Group in the Surviving Corporation will reflect their relative contributions of equity to the Surviving Corporation and to reduce the total number of outstanding shares in the Surviving Corporation. The fair value of the shares of Instron Common Stock to be exchanged for shares of Series B Preferred Stock is equal to the fair value of the shares of Series B Preferred Stock. Upon consummation of the Transactions, the Management Investors will own approximately 6.4% of the outstanding shares of Surviving Corporation Common Stock. In addition, options to purchase up to an aggregate of 125,000 shares of Instron Common Stock held by certain Management Investors will be assumed by the Surviving Corporation and converted into options (the "Rollover Options") to purchase up to an aggregate of 25,000 shares of Surviving Corporation Common Stock representing in the aggregate approximately 4.6% of the Surviving Corporation Common Stock on a fully diluted basis (assuming the exercise of all such options). These options will be fully vested and immediately exercisable upon consummation of the Merger. In addition, it is anticipated that the Surviving Corporation, upon consummation of the Merger and pursuant to a stock option plan to be adopted by the Surviving Corporation at that time, will grant options to purchase up to an aggregate of approximately 24,000 shares of Surviving Corporation Common Stock to the Management Investors, representing in the aggregate approximately 4.3% of the Surviving Corporation Common Stock on a fully diluted basis (assuming the exercise of all options, including the Rollover Options).

ACCOUNTING TREATMENT

     Instron believes that the Merger and the other Transactions will be accounted for as a recapitalization for accounting purposes. Under the recapitalization method of accounting, the historical cost basis of Instron's assets and liabilities will be carried forward to the Surviving Corporation with the aggregate cost of repurchasing the Instron Common Stock accounted for as a reduction to stockholders' equity. Accordingly, the historical basis of Instron's assets and liabilities will not be affected by the Merger and the other Transactions.


FINANCING OF THE MERGER (page 46)



     The total amount of funds necessary to consummate the Transactions is expected to be approximately $174.3 million. These funds are expected to come from the following sources:



     - an equity investment made by the Equity Investor of approximately $49.8 million, assuming a Net Indebtedness of $3.9 million;


     - borrowings by the Surviving Corporation of approximately $14.0 million under a new credit facility;

     - borrowings by the Surviving Corporation of approximately $100.0 million from the issuance of debt instruments; and


     - Instron's available cash reserves which, as of April 3, 1999, was approximately $10.5 million.

     Kirtland has received from National City Bank a letter dated May 3, 1999 (the "National City Letter") pursuant to which National City Bank has committed to provide debt financing to Instron under the terms of a $50.0 million revolving credit facility (the "Credit Facility"), of which approximately $14.0 million will be used to finance the consummation of the Transactions. In addition, Kirtland currently anticipates that it will raise $100.0 million of the funds necessary to consummate the Transactions through the issuance of debt instruments in the private or public capital markets. However, in the event that Kirtland is unable to obtain such debt financing, Kirtland has entered into a letter agreement (the "DLJ Bridge Letter" and, together with the National City Letter, the "Financing Letters") dated May 4, 1999, with DLJ Bridge Finance, Inc. ("DLJ Bridge"), pursuant to which DLJ Bridge has committed to purchase from Instron $100.0 million in principal amount of unsecured senior subordinated increasing rate notes (the "Bridge Notes"). The Financing Letters are subject to the satisfaction of various conditions, including the condition that no material adverse change in the business, assets, condition (financial or otherwise) or results of operations of Instron and its subsidiaries taken as a whole shall have occurred and that there shall not have occurred any event or other circumstance which would, individually or in the aggregate, reasonably be expected to result in any such material adverse change prior to the Effective Time.


CONFLICTS OF INTEREST (page 38)


     The Other Investors. The Other Investors have interests in the Merger as directors of Instron or affiliates of directors of Instron that are different from, or in addition to, yours as a stockholder of Instron. In the Merger, a portion of the shares of Instron Common Stock held by the Other Investors will ultimately be converted into shares of Surviving Corporation Common Stock. Accordingly, the Other Investors will continue to have an equity interest in Instron after the Merger and the ultimate value of this interest could be more or less than the $22.00 per share to be received by the Public Stockholders in the Merger. In addition, a majority of the shares of Instron Common Stock held by the Other Investors and certain of their affiliates will not be converted into shares of Surviving Corporation Common Stock but will be converted in the Merger into the right to receive the Cash Merger Consideration in the aggregate amount of approximately $15.9 million.

     The Management Investors. The Management Investors have interests in the Merger as employees and/or directors of Instron or affiliates of such employees and/or directors that are different from, or in addition to, yours as a stockholder of Instron. In the Merger, a portion of the shares of Instron Common Stock held by the Management Investors will ultimately be converted into shares of Surviving Corporation Common Stock and certain options to purchase Instron Common Stock held by the Management Investors will be assumed by the Surviving Corporation and converted into the Rollover Options. Furthermore, the Surviving Corporation will grant additional options to certain Management Investors. Accordingly, the Management Investors will continue to have an equity interest in Instron after the Merger and the ultimate value of this interest could be more or less than the $22.00 per share to be received by the Public Stockholders in the Merger. In addition, a majority of the shares of Instron Common Stock and options held by the Management Investors will not be converted into shares of Surviving Corporation Common Stock or assumed by the Surviving Corporation, as the case may be, but will be converted in the Merger into the right to receive the Cash Merger Consideration and the right to receive cash for such options, respectively, in the aggregate amount of approximately $14.9 million.

     If the Merger is consummated, it is expected that those Management Investors who were members of Instron's management prior to the Merger will continue as members of management of the Surviving Corporation.

     Other Agreements. Upon consummation of the Merger, the Surviving Corporation and all of the stockholders of the Surviving Corporation, including the Other Investors and the Management Investors, will enter into a stockholders agreement (the "Stockholders Agreement") that will, among other things, restrict their transfer of shares of Surviving Corporation Common Stock. The Other Investors, the Management Investors and the Surviving Corporation also will enter into a registration rights agreement (the "Registration Rights Agreement") pursuant to which the Other Investors and the Management Investors will have certain registration rights with respect to their shares of Surviving Corporation Common Stock. Also, certain indemnification arrangements and directors' and officers' liability insurance for existing directors and officers of Instron will be continued by the Surviving Corporation after the Merger.

     The Beacon Group. The Beacon Group served as financial advisor to the Instron Board and the Special Committee. Two managing directors of The Beacon Group are limited partner investors in Kirtland. The Instron Board, the Special Committee and The Beacon Group believe that the foregoing relationships do not affect The Beacon Group's ability to act independently and impartially as financial advisor to the Instron Board and the Special Committee.

     The Special Committee. The members of the Special Committee will be treated in the Merger as Public Stockholders with respect to their shares of Instron Common Stock. Members of the Special Committee will have the right to receive Cash Merger Consideration in the aggregate amount of $605,000 for their shares of Instron Common Stock. The three members of the Special Committee also received an aggregate of $30,500 from Instron as compensation for serving on the Special Committee. The Instron Board and the Special Committee believe that the foregoing arrangements do not affect the Special Committee's independence or impartiality.


REGULATORY APPROVALS (page 58)


     Instron is required to make filings with or obtain approvals from certain United States antitrust regulatory authorities in connection with the Merger. These consents and approvals include the approval of the United States Federal Trade Commission and the Department of Justice. An application and notice was filed with the Federal Trade Commission and the Department of Justice and the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired on June 21, 1999.


APPRAISAL RIGHTS (page 57)


     Any Instron stockholder has the right to dissent from approval of the Merger Agreement and, subject to strict compliance with certain requirements and procedures set forth in Sections 85 to 98, inclusive, of the MBCL, to receive payment of the "fair value," as defined in the MBCL, of his or her shares of Instron Common Stock. To perfect these appraisal rights with respect to the Merger, you must follow the required procedures precisely. The full text of Sections 85 to 98, inclusive, of the MBCL is attached to this Proxy Statement as Appendix C.


FEDERAL INCOME TAX CONSEQUENCES (page 64)


     Generally, the receipt of the Cash Merger Consideration in the Merger by Public Stockholders will be a taxable transaction for federal income tax purposes. Each holder's gain or loss per share of Instron Common Stock will be equal to the difference between $22.00 and the holder's adjusted basis in that particular share of the Instron Common Stock. Such gain or loss generally will be a capital gain or loss. The federal income tax rule applicable to any gain will generally depend on the length of time that such shares of Instron Common Stock were held by the holder. Because the tax consequences to each holder of Instron Common Stock will depend on each holder's particular circumstances and tax position, you should consult your tax advisors as to the specific tax consequences of the Merger to you.

                         HISTORICAL MARKET INFORMATION

     Instron Common Stock is traded on the American Stock Exchange ("AMEX") under the symbol "ISN". The following table sets forth the high and low sales prices for each quarterly period for the two most recent fiscal years and for the current fiscal year to date as reported by AMEX.


                                                               HIGH        LOW
                                                              -------    -------
1997:
First quarter...............................................  $13.500    $12.000
Second quarter..............................................   14.250     10.750
Third quarter...............................................   18.857     14.000
Fourth quarter..............................................   19.188     15.125
1998:
First quarter...............................................   19.188     15.500
Second quarter..............................................   20.625     18.375
Third quarter...............................................   19.125     11.500
Fourth quarter..............................................   17.250     11.875
1999:
First quarter...............................................   18.375     15.188
Second quarter (through July 15, 1999)......................   21.063     15.500


     Instron has declared a dividend of $.04 per share of Instron Common Stock for each quarterly period for the two most recent fiscal years and for the first quarter of the current fiscal year. Under the Merger Agreement, Instron has agreed not to pay any dividends on Instron Common Stock prior to the closing of the Merger.

     As of July 12, 1999, Instron had approximately 417 holders of record of Instron Common Stock.

     The reported high and low sales prices per share of Instron Common Stock on May 6, 1999, the last trading day preceding public announcement of the execution of the Merger Agreement, was $16.375 and $16.125, respectively.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated historical, financial and other data of Instron for the five years ended December 31, 1998, which have been derived from, and should be read in conjunction with, the consolidated financial statements of Instron included in Instron's Annual Report on Form 10-K, which is incorporated by reference in this Proxy Statement, including the Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

     The selected consolidated data for the three months ended April 3, 1999 has been derived from, and should be read in conjunction with, Instron's unaudited condensed consolidated financial statements included in Instron's Quarterly Report on Form 10-Q, incorporated by reference in this Proxy Statement. The selected consolidated data for the three months ended March 28, 1998 has been derived from Instron's unaudited condensed consolidated financial statements included in Instron's Quarterly Report on Form 10-Q, which has not been included or incorporated by reference in this Proxy Statement. Data for the three months ended April 3, 1999 is not necessarily indicative of the results to be expected for the full year.


                                                                                                         THREE MONTHS
                                                                                                            ENDED
                                                       YEAR ENDED DECEMBER 31,                      ----------------------
                                      ----------------------------------------------------------    MARCH 28,     APRIL 3,
                                        1994        1995      1996(1)       1997      1998(2)(3)    1998(2)(3)      1999
                                      --------    --------    --------    --------    ----------    ----------    --------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING RESULTS:
Bookings of new orders............    $138,947    $155,092    $161,692    $150,020     $166,515      $ 33,983     $ 42,076
Total revenue.....................     136,192     150,571     153,113     155,660      183,029        33,869       48,745
Income from operations............       8,082       8,921       9,145      12,571        9,646        (2,743)       2,694
Income before taxes...............       6,979       7,684       7,385      11,555       20,333         8,159        2,569
Net Income........................       4,537       4,995       4,582       7,164       11,459         3,911        1,593
Backlog...........................      32,687      36,136      34,361      28,748       74,477        31,961       65,433
Research & development............       8,062       8,782       8,616       6,959        8,485         1,449        2,708
FINANCIAL POSITION:
Working capital...................    $ 33,849    $ 38,259    $ 44,094    $ 41,942     $ 55,241      $ 40,583     $ 50,070
Total assets......................     102,294     113,334     121,833     118,985      158,254       123,019      152,868
Total long-term debt..............      11,018      11,225      17,409       7,600       13,216           600        6,878
Stockholders' equity..............      51,926      56,102      62,401      66,254       79,584        71,049       79,359
Capital expenditures..............       4,286       4,510       4,473       4,176        5,841         2,039        1,475
OTHER DATA:
Cash flow from operating
  activities......................    $  9,143    $  6,361    $  9,824    $ 16,989     $  5,276        (2,948)    $ 10,479
Cash flow from investing
  activities......................      (5,029)     (8,325)    (12,163)     (6,227)      (6,764)       11,330       (1,943)
Cash flow from financing
  activities......................      (5,278)      1,790       3,120     (10,819)       6,115        (8,483)      (4,928)
Earnings before interest, taxes,
  depreciation and amortization
  (EBITDA)(4).....................      13,855      15,891      15,329      18,880       27,671         9,882        4,865
PER SHARE OF COMMON STOCK:
Net income per basic share........    $    .72    $    .79    $    .72    $   1.11     $   1.72      $    .60     $    .24
Net income per diluted share......         .72         .78         .70        1.05         1.62           .55          .22
Dividends declared................         .12         .15         .16         .16          .16           .04          .04
Book value........................        8.26        8.85        9.68        9.82        11.46         10.49        11.41
PERFORMANCE MEASUREMENT:
Revenue growth....................        10.9%       10.6%        1.7%        1.7%        17.6%         (6.0)%       43.9%
Pre-tax income as of % of total
  revenue.........................         5.1         5.1         4.8         7.4         11.1          24.1          5.3
Effective income tax rate.........        35.0        35.0        38.0        38.0         43.6          52.1         38.0
Net income as a % of total
  revenue.........................         3.3         3.3         3.0         4.6          6.3          11.5          3.3
Return on average stockholders'
  equity..........................         9.2         9.2         7.7        11.1         15.7          15.3         12.2
Total debt as a % of debt, plus
  equity..........................        25.5        26.2        27.7        17.1         19.8           6.8         15.4
Working capital ratio.............       1.9:1       1.9:1       2.2:1       2.0:1        1.9:1         1.9:1        1.8:1
                                      --------    --------    --------    --------     --------      --------     --------


-------------------------
     (1) In March 1996, Instron recorded a special items charge to operations to implement a workforce reduction and consolidate certain manufacturing operations. A pre-tax charge of $1.8 million ($1.1 million net of taxes) was taken to cover these actions.

     (2) A non-operating pre-tax gain of $11.1 million ($6.9 million net of taxes) was recorded in connection with Instron's sale of 42 acres of excess land in Canton, Massachusetts.

     (3) Instron recorded a special items charge to operations to consolidate its European operations and write-down the value of certain non-performing assets. A pre-tax charge of $5.0 million ($4.2 million net of taxes) was taken to cover these actions.


     (4) EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is presented because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies. However, other companies may calculate EBITDA differently than Instron. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or as an alternative to net income as indicators of Instron's operating performance or any other measure of performance derived in accordance with generally accepted accounting principles. See the Statement of Cash Flow included in the financial statements on Form 10-K.

                                SPECIAL FACTORS

BACKGROUND OF THE MERGER


     During the first quarter of calendar 1998, management and the Instron Board began to actively consider the various alternatives by which Instron might enhance long-term shareholder value. In connection with its review, management and the Instron Board noted the limited public trading volume of the Instron Common Stock on AMEX, as evidenced by the fact that the average monthly trading volume on AMEX between July 1, 1997 and March 31, 1998 was approximately 138,500 shares. Moreover, they noted that the public float of the Instron Common Stock had never exceeded $100 million due in part to the significant ownership of shares held by the executive officers and directors of Instron (approximately 20%). Based on the foregoing, the Instron Board and management believed that the Instron Common Stock was an illiquid security and that this illiquidity had an adverse effect on the trading price of the Instron Common Stock. Accordingly, in the second calendar quarter of 1998, the Instron Board sought to engage a financial advisor to render advice to the Instron Board concerning options for all Instron stockholders to achieve greater liquidity and other alternatives which might enhance shareholder value. The Instron Board did not base any part of this decision on the liquidity concerns of any particular Instron stockholders, including without limitation, George S. Burr and Harold Hindman or any of the other executive officers or directors of Instron.


     On June 8, 1998, representatives of The Beacon Group met with James M. McConnell, the Chief Executive Officer and President of Instron, and Linton A. Moulding, the Chief Financial Officer of Instron, and discussed in general terms various alternatives pursuant to which Instron might enhance shareholder value and create options for increasing stockholder liquidity. The alternatives outlined by The Beacon Group included (i) acquiring strategic businesses or assets that would add to or strengthen Instron's core businesses, (ii) divesting or spinning off certain of Instron's non-core businesses, (iii) entering into joint ventures and strategic alliances and (iv) a potential sale of Instron. The Beacon Group also reviewed with Messrs. McConnell and Moulding the processes involved if the company were to pursue the various alternatives and the advisability and feasibility of pursuing a particular alternative. In addition to meeting with The Beacon Group, Messrs. McConnell and Moulding met with other investment banking firms in June 1998 to assess the desirability of engaging a particular firm to assist the Instron Board in evaluating strategic alternatives.

     On June 30, 1998, the Executive Committee of the Instron Board (the "Executive Committee"), which consisted of Mr. McConnell, Harold Hindman, the Chairman of the Instron Board, and Richard W. Young, met to review and discuss proposals from the three investment banking firms with whom Messrs. McConnell and Moulding had met. At this meeting, the Executive Committee recommended that the Instron Board retain The Beacon Group to assist the Instron Board in exploring and considering strategic alternatives. Thereafter, on July 10, 1998, the Instron Board retained The Beacon Group to act as its financial and strategic advisor.

     On July 13, 1998, representatives of The Beacon Group met with senior management of Instron, including Messrs. McConnell and Moulding, to discuss the process by which The Beacon Group would assist the Instron Board in evaluating strategic alternatives. At this meeting, The Beacon Group indicated that it would first need to conduct financial and other due diligence concerning Instron and its business and operations. The representatives of The Beacon Group advised Instron's management that, following completion of such due diligence, The Beacon Group would present to the Instron Board an analysis of the strategic alternatives available to Instron and The Beacon Group's assessment of the alternative or alternatives that were most likely to enhance shareholder value and provide stockholders with increased liquidity.

     On August 11, 1998, the Instron Board held a meeting at which representatives of The Beacon Group advised the Instron Board with respect to a range of strategic alternatives that might be available to Instron to enhance shareholder value and provide stockholders with greater liquidity. These alternatives included, among other things, (i) remaining an independent company and continuing to pursue Instron's operating and business strategy, which included the acquisition of strategic businesses or assets that would add to or strengthen Instron's core businesses, (ii) divesting Instron's non-core businesses through asset sales or spin-off transactions, (iii) undertaking a share repurchase program, (iv) entering into joint ventures and other strategic alliances and (v) selling the Company. The Beacon Group described certain criteria used by it to evaluate these strategic alternatives, which included, among others: preliminary indications of the value that might be received by Instron stockholders based on various analyses (including an analysis of comparable companies, an analysis of comparable mergers and acquisitions transactions, various discounted cash flow analyses and a leveraged recapitalization analysis); the ability of Instron to sustain growth given its current assets, size and market capitalization; the stability of Instron's income stream; the liquidity available to Instron stockholders from various strategic alternatives; and the certainty of and risks involved in consummating various potential transactions.


     The Beacon Group then noted that a number of the alternatives discussed were not likely to be effective in enhancing shareholder value or providing liquidity to the Instron stockholders. In particular, The Beacon Group noted that because Instron's non-core businesses were small and their divestiture would be unlikely to have a material effect on Instron's market value, divestitures of non-core businesses was not an alternative likely to enhance shareholder value or provide liquidity to the Instron stockholders. The Beacon Group likewise noted that spin-offs of non-core businesses would not likely be a viable alternative because none of Instron's non-core businesses were large enough to be stand-alone public companies. With respect to joint ventures, The Beacon Group noted that within the materials and structural testing systems industry the opportunities for joint ventures and other strategic alliances were limited. The Beacon Group also noted that a share repurchase program was not an attractive alternative because it would only exacerbate the illiquidity of the Instron Common Stock.



     In reviewing potential alternatives at the August 11, 1998 Instron Board meeting, The Beacon Group noted that while acquiring strategic businesses or assets that could add to or strengthen Instron's core businesses would not address stockholder liquidity concerns, Instron had been successful to date in executing that operating and business strategy. The Beacon Group also noted that Instron could continue to focus on add-on acquisitions where it could leverage its market position to reduce costs and increase efficiency. However, The Beacon Group explained that, based on its discussions with Instron's management, it believed that in view of the markets in which the company operated, in the future there would likely be fewer attractive acquisition candidates and that enhancing shareholder value by maintaining the status quo and pursuing add-on acquisitions was inherently risky. The Beacon Group also discussed the strategy of engaging in a sizable acquisition, which it believed had the potential, among other things, to diversify Instron's revenue mix, leverage and strengthen Instron's distribution network with broader product offerings and increase revenue and cash flow. However, The Beacon Group noted that undertaking such a significant acquisition would expose Instron to excessive financial and operating risks associated with the execution of such a transaction, particularly in view of the substantial management resources that would be required to be devoted to such an acquisition.



     At the August 11, 1998 Instron Board meeting, The Beacon Group explained to the Instron Board that The Beacon Group had conducted a number of very preliminary analyses to attempt to quantify the potential relative values to Instron's stockholders of the following alternatives: (i) remaining an independent company and continuing to pursue Instron's current strategies (the "status quo" alternative), (ii) undertaking a significant acquisition, and (iii) undertaking various other transactions that would result in the sale of Instron, including a merger pursuant to which the Instron stockholders would receive cash, a stock-for-stock merger with a publicly traded company engaged in a business related to one or more of Instron's businesses (a "strategic buyer") or a leveraged recapitalization merger with a financial buyer engaged in the business of pursuing investment opportunities (a "financial buyer"). To undertake these very preliminary relative value analyses, The Beacon Group relied, without independent verification, on management's then current forecasts for the period 1998 to 2002, which projected net sales and EBITDA of $222.2 million and $25.0 million, respectively, for 1998 (pro forma for Instron's acquisitions of Satec Systems, Inc. and the remaining interest in Instron Schenck Testing Systems) and $266.1 million and $35.5 million for 2002, respectively. The Beacon Group also relied, without independent verification, on research analysts' projections for both a selected representative significant acquisition candidate and a selected representative merger partner in analyzing these alternatives. Based on a number of assumptions, the merger and financing market conditions prevailing at the time, and the then current trading multiples of selected comparable companies, particularly MTS Systems Corporation, Instron's principal competitor, The Beacon Group's preliminary analyses derived theoretical per share value ranges of the Instron Common Stock for each of the alternatives listed above for the purpose of providing the Instron Board with some basis to compare them relative to one another.



     The Beacon Group calculated the theoretical implied per share value of the Instron Common Stock to range from $21.46 to $24.55 and $20.61 to $27.43 for the status quo and significant acquisition alternatives, respectively. The Beacon Group calculated the potential per share values of the Instron Common Stock in a transaction involving the sale of Instron to range from $26.00, based primarily on a leveraged recapitalization analysis and the favorable financing markets prevailing for such transactions at the time, to $32.00 in a sale to a strategic buyer, based primarily on an analysis of reasonably comparable mergers and acquisitions transactions and a discounted cash flow analysis. The Beacon Group noted that this range of potential per share values relied heavily on the assumption that a number of strategic buyers would be interested in acquiring Instron at a valuation in line with, or at a premium to, values implied by MTS Systems Corporation's Aggregate Value to LTM EBITDA multiple of 8.4x, given MTS Systems Corporation's position as Instron's closest publicly traded comparable company in terms of markets served. In addition, The Beacon Group noted that the theoretical per share value of the Instron Common Stock could be substantially higher than this range if a merger with a competitor were effected for stock and if the combined company were able to achieve very significant cost savings. However, The Beacon Group also noted that such cost savings are often very difficult to realize in practice and that Instron's stockholders would have to bear the risk that they are not achieved for some time and ultimately reflected in the price of the merged entity's stock. Further, The Beacon Group noted that a merger with such significant cost savings would likely be available with only the very limited number of companies within Instron's industry. Based on the foregoing analyses, The Beacon Group recommended that, in order to enhance shareholder value and provide liquidity to stockholders, the Instron Board should consider exploring a potential sale of the company pursuant to a cash merger, a stock-for-stock merger or a leveraged recapitalization transaction, which, The Beacon Group noted, could all be pursued in the context of the same process.



     Following the presentation by The Beacon Group, the Instron Board engaged in a discussion concerning the various alternatives outlined by The Beacon Group that concluded with the Instron Board adopting The Beacon Group's findings and recommendations. Accordingly, the Instron Board determined that a potential sale of Instron was the alternative that would most likely allow Instron to satisfy the objectives of increasing shareholder value and providing liquidity to all of the Instron stockholders.


     Following the Instron Board's decision to explore a potential sale of the Company, The Beacon Group recommended at the August 11, 1998 Instron Board meeting that Instron implement a multi-step process in order to solicit potential bids. The first step would be a broad marketing effort designed to attract as wide and competitive a field of interested parties as possible. The second step would be to seek more specific proposals from a smaller group of interested parties, whose offers would be evaluated based upon such criteria as price, form of consideration and certainty of consummation of a transaction. Pursuant to this bidding process, the smaller group of interested parties would submit competing proposals to acquire Instron or its assets. As the third step, Instron would enter into exclusive negotiations concerning a definitive agreement with the party whose bid would be most likely to provide the best value for the Instron stockholders. According to The Beacon Group, this process was preferable to other alternatives, such as negotiating only with one party throughout the process, because in a competitive bidding process parties were more likely to submit their highest bid to avoid being outbid by a competing party. Thus, in the opinion of The Beacon Group, this multi-step process was most likely to increase the amount of consideration to be received by the Instron stockholders.

     Following this discussion, the Instron Board decided to adopt The Beacon Group's recommendation to solicit interest from potential acquirors using a multi-step process designed to result in competitive bidding for the Company. The Instron Board also authorized management, with the assistance of Instron's financial and legal advisors, to prepare a confidential information package for distribution to potential buyers and to enter into confidentiality agreements with potential buyers. In connection with authorizing the solicitation of bids, the Instron Board did not make it a condition to any potential transaction that current management maintain an equity interest in Instron following such transaction.


     Following the August 11, 1998 Instron Board meeting, The Beacon Group began the process of soliciting the interest of 49 parties in merging with or acquiring Instron ("Phase I"). These potential buyers were comprised of certain private companies, strategic buyers and financial buyers. As part of such solicitation, The Beacon Group contacted senior executives or directors of such potential buyers to inquire as to their interest in exploring a possible business combination transaction with Instron. These potential buyers were asked to execute a confidentiality agreement before The Beacon Group would be permitted to distribute confidential information packages regarding Instron to such potential buyers. A total of 23 potential buyers executed confidentiality agreements and received confidential information packages. In connection with the distribution of the confidential information packages, these potential buyers were asked to submit indications of interest concerning a possible business combination or acquisition transaction with Instron not later than the end of the first week of January 1999. The other 26 potential buyers who were contacted indicated to The Beacon Group that they did not have an interest in exploring a transaction with Instron at that time.



     At a meeting of the Instron Board held on November 4, 1998, The Beacon Group updated the Instron Board on The Beacon Group's progress in soliciting indications of interest from potential buyers. The Beacon Group informed the Instron Board that it had received a number of preliminary indications of interest from certain potential buyers and that it was continuing its efforts to contact other potential buyers. At the November 4 meeting, The Beacon Group also advised the Instron Board with respect to recent adverse conditions in the financing markets and the markets for mergers and acquisitions, recent declines in MTS Systems Corporation's operating results and Aggregate Value to LTM EBITDA multiple (from 8.4x on August 7, 1998 to 6.5x on November 2, 1998), and recent comparable mergers and acquisitions activity in the analytical instrument industry. However, The Beacon Group also noted that the financing markets and the mergers and acquisitions markets appeared to be stabilizing. The Instron Board then authorized The Beacon Group to continue its marketing efforts.


     At a meeting of the Instron Board held on December 9, 1998, The Beacon Group again updated the Instron Board on The Beacon Group's progress in soliciting indications of interest from potential buyers. The Beacon Group also noted that the mergers and acquisitions markets had continued to strengthen in conjunction with the equity markets, but that the markets for acquisition financing had not improved significantly making such financing more expensive and difficult to obtain. At this meeting, The Beacon Group informed the Instron Board that it was nearing the completion of its solicitation of preliminary indications of interest and that it would at that time begin the second phase of the process, after which The Beacon Group would make a formal presentation to the Instron Board before beginning the final phase.

     At the end of Phase I, The Beacon Group received ten preliminary indications of interest from potential buyers who had received confidential information packages. Of these indications of interest, five involved a merger with a strategic buyer and five involved a recapitalization merger pursuant to which a financial buyer would make an investment in Instron that would result in Instron becoming a private company. These indications of interest either (i) specified a price or range of prices to be paid to the Instron stockholders from $15.00 to $24.00 per share or (ii) indicated that the potential buyer would consider paying a premium to the then current trading price of the Instron Common Stock. In these latter bids, the amount of the potential premium was not specified.

     After receiving these ten indications of interest, Instron directed The Beacon Group to invite the five potential buyers which either in their bids or in conversations with The Beacon Group, had indicated a willingness to pay a significant premium to the then current trading price of the Instron Common Stock, to participate in the next phase of the bidding process ("Phase II"). In connection with Phase II of the bidding process, each of these five potential buyers (the "Phase II Bidders") were permitted to conduct preliminary due diligence on Instron and were given access to a data room in which Instron had assembled various materials and documentation concerning the Company's business and operations. In addition, in January and February of 1999, four of the Phase II Bidders (including Kirtland) attended presentations by Instron's management concerning its business and operations. As part of the Phase II process, The Beacon Group requested that each of the Phase II Bidders submit, on or about February 19, 1999, a formal proposal (a "Phase II Proposal") specifying an estimated price that such bidder might be willing to pay to the Instron stockholders, an outline of any significant comments or requested changes to a draft of a merger agreement that was provided to such bidders, such bidder's intentions with respect to Instron's current management, a description of any additional due diligence items or activities that such bidder would expect to undertake, the status of any proposed financing for the transaction, and any other significant conditions relating to the transaction. The Beacon Group informed each of the Phase II Bidders that following February 19, 1999, Instron would evaluate the Phase II Proposals and select potential buyers with which to conduct a final phase of negotiations with a view to receiving a final proposal from the Phase II Bidders.

     At the end of the Phase II process, another party submitted a preliminary indication of interest which was rejected because it was at a price significantly below the other indications of interest and contained other terms and conditions which made the bid unattractive.

     In connection with the Phase II process, only two of the five Phase II Bidders submitted written proposals. Kirtland's Phase II Proposal expressed an interest in pursuing a leveraged recapitalization merger with Instron pursuant to which substantially all of the Instron stockholders would receive cash in the merger at an estimated price per share of $22.00. Kirtland's proposal required the continued participation and involvement of the existing senior management of Instron and was conditioned upon, among other things, the execution of mutually acceptable definitive documentation, the completion by Kirtland of further due diligence satisfactory to Kirtland, the receipt by Kirtland of debt financing on terms satisfactory to Kirtland and the negotiation of satisfactory arrangements with the existing senior management of Instron concerning a continued ownership interest in Instron following the transaction. Kirtland's proposal also included initial comments from its legal counsel on the draft of the merger agreement.

     The other Phase II Proposal was submitted by a Phase II Bidder that, like Kirtland, also was a financial buyer ("Bidder A"). Pursuant to its Phase II Proposal, Bidder A expressed an interest in pursuing a leveraged recapitalization merger with Instron at an estimated price per share of $22.50. Bidder A's proposal also provided for the continued participation and involvement of the existing senior management of Instron and was conditioned upon, among other things, the completion by Bidder A of further due diligence satisfactory to Bidder A and the receipt by Bidder A of debt financing on terms satisfactory to Bidder A. Bidder A's proposal did not include any comments from its legal counsel on the draft of the merger agreement. Bidder A also expressed to The Beacon Group its desire to negotiate the terms of any proposed transaction on an exclusive basis with Instron.

     At a meeting of the Instron Board held on March 10, 1999, the Instron Board formed the Special Committee, consisting of Mr. Young, Dennis J. Moore and John
F. Smith, to consider and evaluate the two Phase II Proposals and any other proposals that might be received by Instron. The Instron Board selected Messrs. Young, Moore and Smith to serve as the members of the Special Committee because they were not employed by Instron and would neither be employed by nor own an equity interest in Instron following consummation of a transaction. In addition, unlike the other two non-employee directors who also would not have a continuing equity investment in Instron following a transaction, Messrs. Young, Moore and Smith also indicated that their schedules would permit them to attend the numerous Special Committee meetings which were likely to be held in the next several months. The Instron Board also authorized the Special Committee to participate in the negotiations of the material terms and conditions of the proposed transactions under consideration and to recommend to the Instron Board the advisability of entering into a definitive agreement with respect to any such transaction. The Instron Board formed the Special Committee primarily because it believed that a recapitalization transaction in the form proposed by each of Kirtland and Bidder A might present potential conflicts of interest for Instron's senior management and certain members of the Instron Board, who, unlike the other Instron stockholders, would have a continuing equity interest in Instron following consummation of such a transaction. The Instron Board also considered the fact that, in view of the foregoing potential conflicts of interest of Instron's senior management, it would be advisable for senior management to retain separate legal counsel to advise it in connection with the proposed transactions under consideration. For the same reason, the Instron Board deemed it advisable that the Other Investors retain separate legal counsel in connection with the proposed transactions under consideration. Subsequent to the March 10, 1999 Instron Board meeting, the Management Investors and the Other Investors each retained separate legal counsel. The Instron Board and the Special Committee also considered the fact that two of the thirteen managing directors of The Beacon Group were limited partner investors in Kirtland, one of whom was actively involved in advising the Instron Board and the Special Committee during the bidding process. However, the Instron Board and the Special Committee noted that these individuals were passive investors in Kirtland who together owned an approximately 0.12% limited partner interest in Kirtland and did not control in any way the actions of Kirtland. Moreover, two other senior professionals of The Beacon Group with no economic interest in Kirtland were actively involved in advising the Instron Board and the Special Committee during the bidding process. In addition, the Instron Board and the Special Committee noted that under the terms of The Beacon Group's engagement with Instron, The Beacon Group's fee percentage would increase as the price to be paid to the Public Stockholders in any transaction increased. Accordingly, the Instron Board and the Special Committee believed that despite the economic interest in Kirtland held by the two managing directors of The Beacon Group, the terms of The Beacon Group's engagement provided a substantially greater economic incentive to assist Instron in obtaining the highest price for the stockholders in any transaction. In view of the foregoing, the Instron Board and the Special Committee concluded that the aforementioned relationship between the two managing directors of The Beacon Group and Kirtland would not affect The Beacon Group's ability to act independently and impartially as financial advisor to the Instron Board and the Special Committee.

     At the March 10, 1999 Instron Board meeting, The Beacon Group advised the Instron Board with respect to the status of the bidding process including its analysis of the two Phase II Proposals that had been received and the additional preliminary indication of interest. At this meeting, The Beacon Group provided the Instron Board with a detailed analysis of the steps that The Beacon Group had undertaken in the Phase I and Phase II bidding process. This analysis included a description of the overall timetable for the Phase I and Phase II bidding process, a summary of the efforts made by The Beacon Group to contact potential interested parties, a summary of the preliminary indications of interest received to date in the bidding process, a review of the management presentations attended by certain Phase II Bidders, an overview of the contacts made and discussions with Kirtland and Bidder A, a discussion of valuation considerations that supported the range of the per share prices proposed by Kirtland and Bidder A, and a detailed timetable for the final phase of the process. The Beacon Group also reviewed with the Instron Board the additional preliminary indication of interest that was received in the Phase II process.


     At the March 10, 1999 Instron Board meeting, The Beacon Group noted that three significant developments since the August 11, 1998 Instron Board meeting had likely negatively impacted the range of per share prices proposed by Kirtland and Bidder A. These three developments were: (i) potential strategic buyers did not express an interest in participating in the bidding process, (ii) the difficulties experienced by the Asian markets, which contributed to lower 1998 pro forma EBITDA for Instron than originally forecast in August of 1998, and (iii) MTS Systems Corporation's significant decline in value caused by broader market turmoil and modest quarterly and projected results, which impacted Instron's value as its most relevant publicly traded comparable company. The Beacon Group noted that as of August 7, 1998, Instron's forecast for 1998 pro forma EBITDA was $25.0 million and MTS Systems Corporation's Aggregate Value to LTM EBITDA multiple was 8.4x, which implied a $26.21 value per share for the Instron Common Stock. The Beacon Group also noted that as of March 10, 1999, Instron's estimated 1998 pro forma EBITDA was $22.2 million and MTS Systems Corporation's Aggregate Value to LTM EBITDA multiple was 6.4x, which implied a $17.70 per share value for the Instron Common Stock. The Beacon Group noted that the current proposals of $22.00 and $22.50 per share of Instron Common Stock were above this level.



     To further facilitate the Instron Board's review of the two Phase II Proposals, The Beacon Group also reviewed certain qualitative aspects of these proposals, including the sources and availability of the debt financing required under the proposals, the certainty of consummating a transaction, the approvals required to consummate a transaction, the expected level of participation and involvement in the company by senior management following consummation of a transaction and the likelihood that a transaction would qualify for recapitalization accounting treatment. The Beacon Group noted in particular that each of the proposals was conditioned on further due diligence and the securing of debt financing. Both The Beacon Group and Instron's legal counsel advised the Instron Board that Instron should not grant exclusivity to either Kirtland or Bidder A but should continue the bidding process with both of them and attempt to obtain, among other things, (i) a higher price per share to be paid to the Instron stockholders in a transaction,
(ii) greater certainty with respect to any debt financing required for a transaction and (iii) more specific terms of management's continued involvement in the company following consummation of a transaction.

     Immediately following the March 10, 1999 Instron Board meeting, the Special Committee met to discuss the remainder of the bidding process and the timing of such process. At this meeting, Instron's legal counsel advised the Special Committee with respect to the Special Committee's legal responsibilities and the legal principles applicable to, and the legal consequences of, actions taken by the Special Committee with respect to the Phase II Proposals made by Kirtland and Bidder A as well as any other proposals that may be made in the future concerning a potential transaction involving the company. In particular, Instron's legal counsel advised the Special Committee with respect to the Special Committee's fiduciary duties generally, the ability of the Special Committee to withdraw or modify its recommendation of any transaction and the provisions of the merger agreement relating thereto, and the necessity for obtaining shareholder approval of any proposed transaction. The Special Committee then considered the recommendations made by Instron's financial and legal advisors at the March 10, 1999 Instron Board meeting and concluded that Instron should adopt such recommendations and proceed to the final phase of the bidding process.

     Promptly following the meetings of the Instron Board and the Special Committee on March 10, 1999, The Beacon Group contacted Kirtland and Bidder A (the "Phase III Bidders"), each of whom continued to express an interest in pursuing a recapitalization transaction with Instron. The Beacon Group informed the Phase III Bidders that the Instron Board had formed the Special Committee and had authorized the Special Committee to participate in the negotiations of the material terms and conditions of any proposed transaction and to recommend to the Instron Board the advisability of entering into a definitive agreement with respect thereto. The Beacon Group also advised Kirtland and Bidder A that Instron was not prepared to negotiate the terms of a proposed transaction exclusively with either of them. The Beacon Group then invited the Phase III Bidders to participate in the third and final phase of the bidding process ("Phase III"). In this regard, the Phase III Bidders were given the opportunity to perform extensive due diligence on Instron, including the examination of additional documentation requested by them or their financing sources, touring Instron's United States and European facilities and interviewing Instron's senior management. The Phase III Bidders were also given the opportunity to comment further on a form of merger agreement that had been revised to reflect a recapitalization transaction. As part of the Phase III process, each of the Phase III Bidders were asked to complete their due diligence and submit a final proposal to The Beacon Group by April 5, 1999.

     During the period of March 21 through March 24, 1999, representatives of Kirtland met with members of Instron's senior management, including Mr. McConnell, and representatives of The Beacon Group in Germany and the United Kingdom to tour Instron's research and development and manufacturing operations in Darmstadt, Germany and High Wycombe, U.K., to meet members of Instron's management teams at these facilities and to visit certain of Instron's customers. During the period of March 24 through March 27, 1999, representatives of Bidder A participated in a substantially similar tour of Instron's operations in Darmstadt and High Wycombe. During this period, each of Kirtland's and Bidder A's legal counsel performed extensive due diligence on Instron, requesting various documentation from Instron and visiting Instron's Canton, Massachusetts headquarters. Representatives of Kirtland and Bidder A also visited Instron's headquarters to perform additional financial due diligence.

     During the last two weeks of March 1999, legal counsel for the Phase III Bidders reviewed the draft of the recapitalization merger agreement that had been distributed to the Phase III Bidders. On March 18, 1999, Bidder A's legal counsel provided Instron with a memorandum summarizing Bidder A's preliminary comments on the draft of the recapitalization merger agreement that had been distributed to the Phase III Bidders. On March 25, 1999, Kirtland's legal counsel provided Instron with detailed comments on the draft of the recapitalization merger agreement that had been distributed to the Phase III Bidders.

     On March 30, 1999, the Special Committee held a meeting to discuss the status of the Phase III bidding process. Prior to this meeting, the Special Committee received materials from Instron's legal and financial advisors summarizing the status of each of the Phase III Bidders' legal and financial due diligence and the negotiations with their legal counsel concerning the proposed terms of the recapitalization merger agreement. The Special Committee also received copies of Kirtland's detailed comments on the draft of the recapitalization agreement, a proposed revised draft of the recapitalization merger agreement responding to Kirtland's comments, the memorandum prepared by Bidder A's legal counsel concerning its preliminary comments on the draft of the recapitalization merger agreement, and a proposed revised draft of the recapitalization agreement responding to such comments. At the March 30, 1999 meeting, the Special Committee discussed the fact that Kirtland had substantially completed its legal and financial due diligence and had engaged in extensive negotiations with Instron's legal counsel concerning the terms of the recapitalization merger agreement. The Special Committee also discussed its concern that, in contrast to Kirtland's progress, Bidder A was still in the process of conducting its legal and financial due diligence and had not yet provided Instron with a detailed markup of the recapitalization merger agreement.

     On April 5, 1999, The Beacon Group received final proposals (the "Phase III Proposals") from each of the Phase III Bidders, accompanied by drafts of debt financing commitment letters from such bidders' proposed lenders. Kirtland's Phase III Proposal contemplated a recapitalization merger pursuant to which the Instron stockholders (other than certain management and non-management stockholders of Instron who Kirtland would require to have a continuing equity interest in the Company following consummation of the transaction) would receive $20.50 per share in cash. Kirtland's proposal stated that, based upon conversations between Kirtland and members of Instron's senior management, Kirtland believed that it would be able to quickly agree on the arrangements for management's ongoing ownership interest in the company. Kirtland's Phase III Proposal also provided that the financing required to complete the transaction would come from equity investments by Kirtland, members of Instron's management and certain other non-management stockholders of Instron, and a combination of a revolving credit facility and high yield debt. Kirtland's Phase III Proposal also provided for a number of conditions to Kirtland's obligation to consummate a transaction with Instron. These conditions consisted, among other things, of:
(i) the negotiation of arrangements with Instron's management concerning its continued equity investment in Instron; (ii) revenues and earnings for Instron's fiscal quarter ended April 3, 1999 being consistent with projections previously provided to Kirtland in connection with its financial due diligence review of Instron; (iii) Kirtland's lenders being reasonably satisfied with the results of their due diligence review of Instron, which was expected to be completed within two weeks; and (iv) Instron having debt (net of cash) at the closing of the transaction not in excess of $11.5 million (the "Net Debt Closing Condition").

     Bidder A's Phase III Proposal also contemplated a recapitalization merger pursuant to which the Instron stockholders (other than certain management stockholders and potentially non-management stockholders of Instron who would have a continuing equity interest in the Company following consummation of the transaction) would receive $20.00 per share in cash. Bidder A's proposal stated that prior to executing a definitive merger agreement, Bidder A anticipated finalizing arrangements with Instron's management and other non-management stockholders concerning their ongoing ownership interest in the Company. Bidder A's Phase III Proposal also provided that the financing required to complete the transaction would come from equity investments by Bidder A, members of Instron's management and certain other non-management stockholders of Instron, and a combination of a revolving credit facility, high yield debt and mezzanine financing in the form of senior preferred equity. Bidder A's Phase III Proposal was accompanied by commitment letters from its lender that set forth the terms of the revolving credit, high yield debt and mezzanine financing to be provided by such lender. Bidder A indicated in its Phase III Proposal that it had conducted significant due diligence and to date it had not identified any material issues. Bidder A stated that it expected to complete its legal and financial due diligence by April 14, 1999. In addition, Bidder A indicated in its Phase III Proposal that it had provided summary terms of the arrangements with Instron's management concerning their ongoing ownership interest in the company to management and management's legal counsel. Bidder A's Phase III Proposal also indicated that it would need to review the results of Instron's fiscal quarter ended April 3, 1999 prior to entering into a definitive agreement with Instron with respect to a transaction. Finally, Bidder A stated in its Phase III Proposal that the $20.00 per share price was below the $22.50 per share price referred to in its Phase II Proposal as a result of several factors, including, without limitation, the results of obtaining definitive terms of available bank financing and the amount of expenses to be incurred by Instron in connection with the transaction.


     On April 7, 1999, the Special Committee met to discuss the Phase III Proposals submitted by Kirtland and Bidder A. In order to facilitate the Special Committee's review of the two Phase III Proposals, The Beacon Group reviewed with the Special Committee certain qualitative aspects of these proposals and, to a lesser degree, certain quantitative aspects of these proposals. The Beacon Group reviewed the principal terms of the proposals, including the proposed cash purchase prices per share, the form of the proposed transactions, Kirtland's and Bidder A's proposed levels of investment in the Company by management and certain non-management stockholders following consummation of the proposed transaction, the proposed level of equity investment by each of Kirtland and Bidder A, the material financing arrangements related to each proposal, and other significant conditions to the proposals, including further due diligence requirements. The Beacon Group also noted that while the final phase of due diligence had generally proceeded well, Kirtland and Bidder A had communicated certain concerns to The Beacon Group that they maintained had affected the per share price in their proposals. These concerns included the fact that financing sources were unwilling to include all forecast cost savings in their calculations of pro forma EBITDA used to determine the total amount of debt available to the Company and also that the ratio of total debt to EBITDA at which financing sources were willing to lend was lower than either Kirtland or Bidder A had previously estimated. In addition, Kirtland and Bidder A each noted that they believed that certain transaction-related expenses were projected to be higher than their original estimates and that they had underestimated capital spending and working capital needs. The quantitative aspects of each of Kirtland's and Bidder A's proposals reviewed by The Beacon Group for the Special Committee included the proposed transaction sources and use of funds, the estimated pro forma capitalization, the implied pre-transaction and post-transaction stock ownership profile, material terms and conditions of the proposed financing commitments, estimated pro forma credit statistics, and various sensitivities for potential projected rates of return on the equity to be invested by Kirtland and Bidder A. In addition, Instron's legal counsel updated the Special Committee on the status of negotiations of the proposed merger agreements with each of Kirtland and Bidder A.


     Following The Beacon Group's review of the Phase III Proposals at the April 7, 1999 Special Committee meeting, certain members of the Special Committee expressed some disappointment at the pricing of the two proposals, particularly in view of the fact that the two Phase III Bidders had reduced their proposed cash purchase price significantly from their previous proposals. At the meeting, the Special Committee also discussed, with advice from The Beacon Group and Instron's legal counsel, the implications of rejecting both Phase III Proposals. Following a discussion by the Special Committee, the Special Committee concluded that neither of the Phase III proposals should be accepted at the current time and that The Beacon Group should extend the bidding process over the next several weeks. The Special Committee decided that, during this time, the two Phase III Bidders would be asked to reconsider their proposed pricing and that The Beacon Group would contact certain potential strategic buyers who had been contacted earlier in the process, but who had not been interested at that time in exploring a possible transaction with Instron. The Special Committee concluded that if either of the two Phase III Bidders indicated a willingness to increase their proposed cash purchase price or amended its proposal to increase its proposed cash purchase price to at least the range of the Phase II Proposals, then at such time the Special Committee would consider whether to proceed to exclusive negotiations with such bidder.

     Following the April 7, 1999 meeting of the Special Committee, The Beacon Group contacted Kirtland and Bidder A to report the results of the Special Committee's meeting and, in particular, to express the Special Committee's disappointment with the reduction of the bidders' proposed cash purchase price from the pricing set forth in their Phase II Proposals. The Beacon Group also informed the two bidders that the Special Committee would likely look favorably on a significant increase in their pricing for a transaction to at least the range of the Phase II Proposals, but that the Special Committee was not prepared to continue negotiations at the present pricing. The Beacon Group also informed the two Phase III Bidders that the Special Committee had authorized The Beacon Group to contact certain potential strategic buyers who earlier in the process had not been interested in exploring a possible transaction with Instron.

     On April 13, 1999, representatives of Kirtland met with Messrs. McConnell and Moulding and representatives of The Beacon Group. At this meeting, Kirtland expressed its continued strong interest in pursuing a transaction with Instron and indicated a willingness to increase its proposed cash purchase price. After significant discussions and negotiation, Kirtland increased its proposed cash purchase price to $22.00 per share, provided that Instron agree that following execution of a merger agreement and prior to consummation of a transaction Instron would not pay any dividends to holders of Instron Common Stock, including Instron's regular quarterly dividend. Kirtland also conditioned its revised bid (the "Revised Kirtland Phase III Proposal") on certain non-management stockholders of Instron (the Other Investors) participating in the equity ownership of Instron following the transaction through the ownership of preferred stock. Following this meeting, The Beacon Group informed Bidder A that its proposed bid of $20.00 was no longer competitive and that to remain competitive in the bidding process it would have to increase the price of its bid significantly. On the same date, a representative of Kirtland met with Messrs. Hindman and Burr to discuss Kirtland's interest in pursuing a transaction with Instron. Shortly after this meeting, Kirtland sent a brief term sheet to the Other Investors outlining Kirtland's expectation that the Other Investors would participate in the equity ownership of Instron following the transaction by rolling over approximately $3.5 million in value (or 160,000 shares of Instron Common Stock) into equity of the Surviving Corporation.


     On April 14, 1999, Bidder A informed The Beacon Group that it continued to have an interest in pursuing a transaction with Instron, but that it would not increase its price beyond $20.50 per share. Bidder A also emphasized its experience in taking public companies private and its belief that its proposal would provide greater certainty of consummating a transaction.

     On April 15, 1999, the Special Committee held a meeting to discuss the status of the Phase III Proposals, including The Beacon Group's conversations with Kirtland and Bidder A, the results of The Beacon Group's efforts to contact other strategic buyers and the status of negotiations of the merger agreements. The Beacon Group informed the Special Committee that none of the potential strategic buyers that were contacted expressed an interest in exploring a possible transaction with Instron. The Beacon Group reported that these potential buyers either lacked the management resources at that time to explore a strategic transaction with Instron or were at that time pursuing a strategic transaction with another party that precluded them from participating in discussions with Instron. Following The Beacon Group's report to the Special Committee, Instron's legal counsel updated the Special Committee on the status of negotiations with Kirtland and Bidder A concerning the terms of the proposed merger agreements.

     Following the updates provided by The Beacon Group and Instron's legal counsel, the Special Committee discussed at the April 15 meeting the likelihood that a strategic buyer would express an interest in exploring a potential transaction with Instron at some later time, concluding that in view of the length of the process undertaken by Instron to date (eight months) pursuant to which 49 potential buyers were solicited and The Beacon Group's latest attempts to resolicit the interest of certain of these potential buyers, it was not likely that a strategic or other buyer would express an interest in exploring a transaction with Instron in the foreseeable future. During this discussion, the Special Committee also considered Instron's then current and projected financial performance, Instron's business strategy and the uncertainties associated with the successful implementation of that strategy. In addition, the Special Committee considered the uncertainties associated with terminating the sale process at that time and soliciting potential buyers at some time in the future in view of the fact that Instron had received the bids from Kirtland and Bidder
A. Following this discussion and a review of the terms and conditions of the Revised Kirtland Phase III Proposal and Bidder A's Phase III Proposal, the Special Committee concluded that it was desirable to proceed with Kirtland rather than Bidder A because Bidder A was not willing to increase its price beyond $20.50 per share while Kirtland was willing to proceed with a transaction at $22.00 per share. The Special Committee then authorized Mr. Young to participate in exclusive negotiations with Kirtland concerning a recapitalization transaction on the terms set forth in the Revised Kirtland Phase III Proposal upon the satisfaction of the following conditions: (i) receipt by Kirtland of an executed commitment letter relating to its procurement of high yield debt financing; (ii) agreement and understanding by management of Instron concerning the scope of the Net Debt Closing Condition; (iii) the Other Investors indicating that they were in agreement with the general terms concerning their equity ownership in Instron following completion of the transaction; and

(iv) Instron's independent public accountants concluding as a preliminary matter that the transaction as proposed by Kirtland would qualify for recapitalization accounting treatment.

     On April 20, 1999, Mr. Young reported to the other members of the Special Committee that Kirtland had satisfied the four conditions discussed at the April 15, 1999 Special Committee meeting and that Instron should therefore proceed with exclusive negotiations with Kirtland, which the members of the Special Committee agreed was appropriate. On April 20, 1999, Instron and Kirtland entered into an exclusivity agreement (the "Exclusivity Agreement") pursuant to which the parties agreed to negotiate exclusively with each other until April 30, 1999.


     Following the execution of the Exclusivity Agreement, the parties, primarily through their legal counsel and, in the case of Instron, with the assistance of The Beacon Group, focused on negotiating the final terms of the Merger Agreement and the related documentation. In addition, the Other Investors and the Management Investors, through their respective legal counsel, began negotiations with Kirtland's legal counsel. These negotiations continued for a period of approximately three weeks, and centered primarily upon: (i) the amount of equity participation by the Management Investors and the Other Investors in Instron following completion of the transaction, and (ii) certain modifications to the Management Investors' existing employment arrangements that Kirtland was seeking. In this regard, Kirtland was motivated by a desire to (i) achieve recapitalization accounting treatment, and (ii) as is its normal practice, maximize the level of participation by the Management Investors. These negotiations did not involve valuation issues as Kirtland had agreed that any investment by the Management Investors and the Other Investors in Instron following completion of the transaction would be on a basis equivalent to Kirtland's investment. With respect to the level of equity participation by the Management Investors and the Other Investors, the Equity Investor expressed a desire at the outset of negotiations that the Management Investors and the Other Investors rollover equity with a value of approximately $7.5 million (based on $22.00 per share) in connection with the transaction of which at least approximately $3.5 million (or approximately 160,000 shares) would come from the Other Investors in order to qualify the transaction for recapitalization accounting treatment. During the negotiations, the Other Investors endeavored to reduce this amount, but ultimately agreed to this rollover amount in an effort to assist the Equity Investor in obtaining the desired accounting treatment. The amount of the Management Investors' rollover amount arose from Kirtland's desire to maximize the participation of the Management Investors. At the outset of negotiations, Kirtland asked the Management Investors to develop a meaningful equity participation proposal. In response, the Management Investors offered to rollover approximately $5.3 million in value, which exceeded Kirtland's initial request. Kirtland accepted the Management Investors' proposed rollover amount in all material respects with some limited negotiations regarding the amount of the rollover that pertained to options and restricted stock.



     On May 4, 1999, the Special Committee and the Instron Board held meetings to consider the Merger Agreement and the Transactions. At the Special Committee meeting, The Beacon Group and Instron's legal counsel updated the Special Committee on the events since the April 15, 1999 meeting, including the negotiations of the Merger Agreement and the arrangements with the Other Investors and the Management Investors. The Beacon Group then summarized for the Special Committee its financial analysis of the Transactions that it had prepared for the Instron Board meeting that was to follow the Special Committee meeting. The Beacon Group also informed the Special Committee that it was prepared to render its oral opinion to the Instron Board to the effect that as of the date thereof, and based on the assumptions and subject to the limitations and qualifications set forth therein, the Cash Merger Consideration was fair from a financial point of view to the Public Stockholders. Following a discussion by the Special Committee, the Special Committee unanimously recommended that the Instron Board approve the Merger Agreement and the Transactions and that the Instron Board recommend that the Instron stockholders approve the Merger Agreement.


     Immediately following the May 4, 1999 meeting of the Special Committee, the Instron Board met to discuss the approval of the Merger Agreement and the Transactions. At the Instron Board meeting, the Special Committee, certain members of senior management of Instron, The Beacon Group and Instron's legal counsel updated the Instron Board on the events since the March 10, 1999 meeting of the Instron Board. Instron's legal counsel also gave a presentation to the Special Committee on the timetable for the execution of definitive documentation relating to the Transactions and certain disclosure issues relating thereto. The Beacon Group then provided the Instron Board with a detailed and lengthy presentation of its financial analysis of the Transactions. Following this presentation, The Beacon Group rendered its oral opinion to the Instron Board to the effect that as of the date thereof, and based on the assumptions and subject to the limitations and qualifications set forth therein, the Cash Merger Consideration was fair from a financial point of view to the Public Stockholders. Following a discussion by the Instron Board, the Instron Board approved the Merger Agreement and the Transactions, with Messrs. Hindman, Burr and McConnell abstaining from the vote in view of their participation in the Transactions.

     The parties finalized negotiations of the terms of the Merger Agreement and the related agreements during the period of May 4 to May 6, 1999. On the evening of May 6, 1999, the Merger Agreement and the related agreements were executed. On May 7, 1999, Instron and Kirtland jointly issued a press release announcing the proposed transaction.

THE SPECIAL COMMITTEE'S AND THE INSTRON BOARD'S RECOMMENDATION


     As discussed above under "-- Background of the Merger," the Special Committee unanimously recommended that the Instron Board approve the Merger Agreement and the Transactions and that the Instron Board recommend that the Instron stockholders approve the Merger Agreement. Following the unanimous recommendation of the Special Committee, the Instron Board, other than Harold Hindman, George S. Burr and Mr. McConnell, unanimously determined that the Merger Agreement and the Transactions, including the Merger, were fair to and in the best interests of the Instron stockholders and recommended that the stockholders approve the Merger Agreement. Messrs. Hindman, Burr and McConnell abstained from voting on the Merger Agreement and the Transactions because each of them has an interest in the Merger as a member of the Investor Group. The Special Committee and the Instron Board recommend that the stockholders vote "For" the approval of the Merger Agreement.


     In reaching its determination that the Merger Agreement and the Transactions, including the Merger, are fair to and in the best interests of the Instron stockholders, each of the Instron Board and the Special Committee consulted with Instron's financial and legal advisors, drew on its knowledge of the business, operations, properties, assets, financial condition, operating results, historical market prices and prospects of Instron and considered the following factors, each of which the Instron Board and the Special Committee deemed favorable:


          (1) the belief of the Instron Board and the Special Committee that the Merger represents a more desirable alternative than continuing to operate Instron as a public company. In particular, the Instron Board and the Special Committee believe that the Instron Common Stock was an illiquid security and this illiquidity had an adverse effect on the trading price of the Instron Common Stock. In this regard, the Instron Board and the Special Committee noted the limited trading volume of the Instron Common Stock on AMEX, as evidenced by its average monthly trading volume and the limited public float of such stock resulting in part from the significant holdings of the executive officers and directors of Instron. In addition, the Instron Board and the Special Committee believe that continuing to operate Instron as a public company entails meaningful risks in the execution of Instron's business strategy. In particular, the Instron Board and the Special Committee believe that executing this strategy would include making large acquisitions that would result in a substantial increase in the debt to equity ratio of Instron. The Instron Board and the Special Committee believe that such action involves substantial investment risks to the stockholders of Instron. After considering the foregoing, the Instron Board and the Special Committee concluded that, while Instron's business strategy could ultimately prove successful, the recapitalization of Instron would provide all stockholders with liquidity for their investment at a price that exceeds the all time highest market price of the Instron Common Stock. In its deliberations concerning the fairness of the Merger Agreement and the Transactions, the Instron Board and the Special Committee did not consider the liquidity concerns of any particular stockholders, including without limitation, George S. Burr and Harold Hindman or any of the other executive officers or directors of Instron. See "-- Background of the Merger" and "-- Instron Projections."


          (2) the Instron Board and the Special Committee believed that the Merger was the best offer reasonably available for the Instron stockholders. The Instron Board and the Special Committee believed that there were no other prospective buyers that both had the financial ability to complete a strategic transaction and would be willing to pay an aggregate consideration greater than that to be paid by the Investor Group in the Merger. In seeking to maximize value to the Public Stockholders, Instron and its financial advisors instituted a multi-step process pursuant to which they solicited the interest of 49 prospective buyers, executed 23 confidentiality agreements with prospective buyers and thereafter received 11 indications of interest at various times and, after conducting a formal bidding process, received two definitive proposals offering to acquire Instron. Of the two definitive proposals, Kirtland's proposal offered the highest price on a per share basis and contained fewer conditions than the other proposal. In addition, following receipt of the two definitive proposals, Instron and its financial advisors resolicited the interest of certain prospective buyers who earlier in the process had declined to make a definitive proposal for reasons unrelated to Instron and those prospective buyers who were contacted again declined to make a proposal. For these reasons and the other reasons described herein, the Instron Board and the Special Committee concluded that the Merger and the Transactions were fair to and in the best interests of Instron and the Public Stockholders. See "-- Background of the Merger" and " -- Opinion of Financial Advisors."

          (3) the relationship of the Cash Merger Consideration to the historical market prices for the Instron Common Stock and the fact that the Cash Merger Consideration represents a significant premium to recent historical trading prices of the Instron Common Stock and exceeds the all time highest market price of the Instron Common Stock. In addition, the Instron Board and the Special Committee considered the relationship of the Cash Merger Consideration to the current trading price of the Instron Common Stock and the fact that the Cash Merger Consideration represents a premium of $5.00 or 29.4% to the closing sale price of $17.00 for a share of Instron Common Stock as reported by AMEX on May 3, 1999, the trading day immediately preceding the date on which the Special Committee and the Instron Board approved the Merger Agreement and the Transactions. See "Historical Market Information."

          (4) the oral opinion of The Beacon Group delivered to the Instron Board, which was confirmed by its written opinion to the Instron Board, dated as of May 6, 1999, to the effect that, based upon and subject to certain factors and assumptions stated therein, as of such date, the Cash Merger Consideration to be received in the Merger by the Public Stockholders was fair from a financial point of view to the Public Stockholders (a copy of which is attached to this Proxy Statement as Appendix B). See "-- Opinion of Financial Advisor."

          (5) the analyses performed by The Beacon Group in connection with rendering its fairness opinion, including The Beacon Group's comparable public company, comparable merger and acquisition transaction, discounted cash flow, leveraged recapitalization and implied premium analyses, as well as the relationship between the Cash Merger Consideration and Instron's book value, which as of March 31, 1999 was $11.18 per share, on a fully diluted basis, substantially below the Cash Merger Consideration. See "--Opinion of Financial Advisor."

          (6) the financial ability and willingness of the Investor Group to consummate the Merger. The Instron Board and the Special Committee considered the fact that the Equity Investor had obtained certain equity and debt commitments sufficient to provide the necessary financing with which to consummate the Transactions, including the Merger, and had delivered to the Instron Board and the Special Committee binding financing commitment letters provided by the Equity Investor's lenders. In this regard, the Instron Board and the Special Committee considered the fact that unlike many other recapitalization transactions similar in structure to the Merger, the Merger Agreement did not provide for an unlimited right by the Equity Investor to abandon the

          Merger and the other Transactions in the event that any of the conditions to the Equity Investor's debt financing were unable to be satisfied. Alternatively, the Merger Agreement provides that the Equity Investor will not be required to consummate the Transactions, including the Merger, if there shall have occurred any material disruption or material adverse change in the banking, financial or capital markets generally or in the market for senior credit facilities or for new issuances of high yield securities which has caused either of the Equity Investor's lenders to withdraw its commitment to provide financing. Based on the foregoing, the Instron Board viewed as reasonable the risk that the financing condition contained in the Merger Agreement would not be satisfied. See
          "-- Financing of the Merger" and "The Merger -- Terms of the Merger Agreement."

          (7) the terms and conditions of the Merger Agreement. In particular, the Instron Board and the Special Committee considered the fact that the Merger Agreement provided that, subject to the satisfaction of certain conditions, the Instron Board would be able to withdraw or modify its recommendation to the Instron stockholders regarding the Merger and enter into an agreement with respect to a more favorable transaction with a third party, if such a transaction becomes available prior to the consummation of the Merger. The Instron Board and the Special Committee also considered the fact that the Merger Agreement provided for the payment of liquidated damages equal to approximately 3% of the aggregate transaction value, as well as expense reimbursement obligations, which the Instron Board and the Special Committee believed would not have the effect of unreasonably discouraging competing bids. See "The Merger -- Terms of the Merger
              Agreement -- Solicitation of Acquisition Proposals,"
              "-- Termination" and "-- Fees and Expenses."


          (8) the fact that the Merger Agreement requires it to be submitted to the Instron stockholders for approval, which allows for an informed vote of the Public Stockholders on the merits of the transaction without requiring a tender of shares or other potentially coercive transaction structure, and the fact that the Merger Agreement provides that it may be terminated by Instron if approval of the holders of two-thirds of the outstanding Instron Common Stock is not received. See "The Merger -- Terms of the Merger Agreement."


     The Instron Board and the Special Committee also considered the following factors, all of which the Instron Board and the Special Committee considered as negative factors, in its deliberations concerning the approval of the Merger Agreement and the Transactions:

          (1) The Instron Board and the Special Committee considered the fact that consummation of the Merger would preclude the Public Stockholders from having the opportunity to participate in the future growth prospects of Instron. In addition, the Instron Board and the Special Committee recognized that the Other Investors and the Management Investors will have the opportunity to benefit from any increases in the value of Instron following the Merger by reason of their continuing equity interest in the Surviving Corporation and therefore may realize a substantial economic benefit from the transaction. In particular, the Instron Board and the Special Committee considered that the Other Investors and the Management Investors will own approximately 6.2% and 6.4%, respectively, of outstanding shares of Surviving Corporation Common Stock. The Instron Board and the Special Committee also considered that the Surviving Corporation will reserve approximately 10.0% of the Surviving Corporation Common Stock on a fully diluted basis (assuming the exercise of all options, including the Rollover Options) for the grant of options to management employees, of which 4.0% will be granted to those Management Investors who are members of Instron's management upon consummation of the Merger. The Instron Board and the Special Committee further considered that certain Management Investors will amend their existing severance agreements or will enter into new agreements relating to deferred compensation with the Surviving Corporation, and that such amended or new agreements will provide for the payment to them of potential severance benefits and other compensation or benefits. See "-- Share Ownership of Instron Following the Merger" and "-- Conflicts of Interest."

          (2) The Instron Board and the Special Committee considered the fact that the options to purchase shares of Instron Common Stock previously granted to the Management Investors pursuant to Instron's stock option plans would become immediately exercisable as a result of the Merger. In addition, the Instron Board and the Special Committee considered the fact that the restrictions on the shares of Instron Common Stock previously issued to the Management Investors pursuant to Instron's stock option plans would lapse as a result of the Merger. The Instron Board and the Special Committee also considered that the Merger would result in a "change of control" under the terms of the severance agreements between Instron and certain of the Management Investors, which could result in such Management Investors receiving certain payments under such agreements in the event of the termination of their employment following the Merger. See "-- Conflicts of Interest."

          (3) The Instron Board and the Special Committee considered the potential conflicts of interest of the Management Investors and the Other Investors resulting from the foregoing economic and other benefits that might be realized by them. However, for the reasons discussed below, the Instron Board and the Special Committee believe that the procedures that were followed in the bidding process and in the negotiation of the Merger Agreement and the terms of the Transactions properly addressed these conflicts of interest and were fair to the Public Stockholders.


     The Special Committee noted that approximately 22.4% of the outstanding shares of Instron Common Stock are held by persons who have committed to vote their shares of Instron Common Stock in favor of the Merger Agreement, including all of the Other Investors and the Management Investors. The Special Committee also considered that the obligation of Instron to consummate the Merger is not conditioned upon the favorable vote of a majority of the Public Stockholders. Notwithstanding the absence of such a voting requirement, the Special Committee believes that the procedure that was followed in determining the purchase price to be paid to the stockholders of Instron was fair to the Public Stockholders. As described above, the eight-person Instron Board (three of whom (Messrs. McConnell, Hindman and Burr) are members of the Investor Group) appointed as the only members of the Special Committee three non-employee directors who were independent of the Investor Group and who would not have a continuing equity interest in Instron following the Merger. The Instron Board granted the Special Committee exclusive authority on behalf of the Instron Board to review, evaluate, and negotiate the transaction proposed by Kirtland. The Merger Agreement negotiated by the Special Committee contains provisions that would enable the Instron Board to withdraw or modify its recommendation to the stockholders regarding the Merger and to enter into an agreement with respect to a more favorable transaction with a third party and contains provisions (without which the Special Committee believes Kirtland would not have entered into the Merger Agreement) imposing upon Instron a liquidated damages fee and expense reimbursement obligations that, in the view of the Special Committee, are reasonable and would not have the effect of unreasonably discouraging competing bids. Further, the stockholders of Instron may dissent from the Merger and be paid cash for the "fair value" of their shares as determined in accordance with Massachusetts law. Thus, although the Merger is not structured to require approval of a majority of the unaffiliated stockholders, the Special Committee nevertheless believes, as of the date of this Proxy Statement and for the reasons set forth above, the Merger is procedurally fair to the Public Stockholders.


     In considering the fairness of the Merger, the Special Committee and the Instron Board did not consider Instron's liquidation value because they did not believe such value to be indicative of the value of Instron as a going concern. However, the Special Committee believes Instron's liquidation value, which takes into account the appreciated value of Instron's assets, would be substantially below the Cash Merger Consideration.


     In considering the fairness of the Merger, the Special Committee and the Instron Board also did not consider the fact that Kirtland would provide resources to continue Instron's strategic direction of growth through acquisitions. In this regard, the Special Committee and the Instron Board considered the fact that the Public Stockholders would not be subject to the benefits and risks of this strategy because they would not participate in the equity of Instron following the Merger. The Special Committee and the Instron Board also noted that Kirtland was not contractually bound in any manner to cause Instron to pursue this strategy or any other strategy following the Merger.


     While the Instron Board and the Special Committee considered the foregoing factors, they did not quantify or attach any particular weight to such factors, and individual members of the Instron Board and the Special Committee may have placed different emphasis on particular positive or negative factors in reaching their determination that the Merger Agreement and the Transactions are fair to and in the best interests of the Instron stockholders. However, in the opinion of the Instron Board and the Special Committee, the positive factors set forth above outweighed the negative factors set forth above and, accordingly, the Instron Board and the Special Committee each approved the Merger Agreement and the Transactions, including the Merger.


     If the Instron stockholders do not approve the Merger Agreement, or if the Merger and the other Transactions are not consummated for any other reason, the Instron Board expects that Instron will continue to pursue its business objectives principally of (i) designing, developing, manufacturing and servicing materials and structural testing systems, software and accessories, and (ii) seeking opportunities to grow through acquisitions of complementary or related businesses and technologies. In addition, Instron may seek other business combination opportunities.


INSTRON PROJECTIONS


     In connection with Kirtland's review of Instron and in the course of the negotiations between Instron and Kirtland described in "-- Background of the Merger," Instron provided Kirtland and other interested parties with certain non-public business and financial information. This information also was provided to The Beacon Group and was used by The Beacon Group in its analysis of the fairness of the Cash Merger Consideration to be received by the Public Stockholders. See "-- Opinion of Financial Advisor." The non-public information provided by Instron included certain projections of the future operating performance of Instron (the "Instron Projections"). The Instron Projections include management projections of, among other things, Instron's net sales, net income and EBITDA. Instron provided to Kirtland and The Beacon Group certain projections as of February 1999 which covered the years 1999 through 2002. Subsequently, management reviewed Instron's actual results in the first quarter of 1999 and in April 1999 revised its projections for 1999 based on its review of the first quarter results and other factors. The Beacon Group required an additional year of projections for use in its fairness analysis that evaluates a five-year forecast period. Management of Instron assisted The Beacon Group in developing the data for 2003 that assumed similar annual revenue growth to that of the forecast period for years 2000 to 2002 and similar operating margins to that of the forecast period for year 2002. However, this year 2003 data was not provided to Kirtland or any other party in the bidding process. The Special Committee and the Instron Board also reviewed the Instron Projections in connection with approving the Merger Agreement and the Transactions. The Instron Projections do not give effect to the Merger or the financing thereof.


     Instron does not, as a matter of course, publicly disclose projections as to future revenues or earnings. The Instron Projections were not prepared with a view to public disclosure and are included in this Proxy Statement only because such information was made available to Kirtland in connection with its due diligence investigation of Instron and was considered by the Special Committee and the Instron Board in connection with approving the Merger Agreement and the Transactions. Accordingly, it is expected that there will be differences between actual and projected results, and actual results may be materially different than those set forth below. The Instron Projections were not prepared with a view to compliance with the published guidelines of the Commission regarding projections, nor were they prepared in accordance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. Moreover, PricewaterhouseCoopers LLP, Instron's independent auditors, has not examined, compiled or applied any procedures to the Instron Projections in accordance with standards established by the American Institute of Certified Public Accountants and expresses no opinion or any assurance on their reasonableness, accuracy or achievability. These forward-looking statements reflect numerous assumptions made by Instron's management. In addition, factors such as industry performance, general business, economic, regulatory, and market and financial conditions, all of which are difficult to predict, may cause the Instron Projections or the underlying assumptions to be inaccurate. Accordingly, there can be no assurance that the Instron Projections will be realized, and actual results may be materially more or less favorable than those contained in the Instron Projections.

     The inclusion of the Instron Projections herein should not be regarded as an indication that the Investor Group, the Special Committee, the Instron Board, Instron or any of their respective financial advisors considered or consider the Instron Projections to be a reliable prediction of future events, and the Instron Projections should not be relied upon as such. None of the Special Committee, the Instron Board, Instron, the Investor Group, or any of their financial advisors intends to update or otherwise revise the Instron Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Instron Projections are shown to be in error or to otherwise have changed.

     The Instron Projections that Instron provided to Kirtland and that The Beacon Group analyzed in giving its fairness opinion and the Special Committee and the Instron Board reviewed in connection with approving the Merger Agreement and the Transactions are set forth below:

                   MANAGEMENT PROJECTIONS AS OF FEBRUARY 1999


                                                     PROJECTED YEAR ENDING DECEMBER 31,
                                               ----------------------------------------------
                                                1999      2000      2001      2002      2003
                                               ------    ------    ------    ------    ------
                                                               (IN MILLIONS)
Net Sales....................................  $232.1    $238.7    $250.8    $262.9    $276.0
Gross Profit.................................    89.3      95.0     100.4     106.2     111.5
Operating Expense............................    70.5      73.5      76.4      79.0      82.9
                                               ------    ------    ------    ------    ------
EBIT.........................................    18.8      21.5      24.0      27.2      28.6
Net Income...................................    11.3      12.6      14.4      16.6      18.5
                                               ======    ======    ======    ======    ======
EBITDA.......................................    27.0      29.9      32.6      36.0      37.4
                                               ======    ======    ======    ======    ======


   REVISED MANAGEMENT PROJECTIONS AS OF APRIL 1999 FOR PROJECTED YEAR ENDING
                               DECEMBER 31, 1999

                                                                 PROJECTED YEAR ENDING
                                                                   DECEMBER 31, 1999
                                                              ---------------------------
                                                                NEW       PROJECTED AS OF
                                                              FORECAST     FEBRUARY 1999
                                                              --------    ---------------
                                                                     (IN MILLIONS)
Net Sales...................................................   $228.4         $232.1
EBIT........................................................     18.1           18.8
EBITDA......................................................     26.6           27.0

OPINION OF FINANCIAL ADVISOR

     The Beacon Group acted as financial advisor to the Instron Board and the Special Committee in connection with the Transactions, including the Merger. On May 4, 1999, The Beacon Group rendered its oral opinion to the Instron Board to the effect that, as of that date and based on and subject to the assumptions made, matters considered and limits of the reviews undertaken by The Beacon Group described in its opinion, the Cash Merger Consideration to be received by the Public Stockholders pursuant to the Merger was fair from a financial point of view to such stockholders. The Beacon Group subsequently confirmed this opinion, as of May 6, 1999, in writing. This written opinion is referred to in this Proxy Statement as the "Beacon Opinion."

     The full text of the Beacon Opinion is included in this Proxy Statement as Appendix B. The Beacon Opinion is addressed to the Instron Board for its information concerning the fairness from a financial point of view of the Cash Merger Consideration and does not address the merits of the underlying decision of Instron to engage in the Merger or the other Transactions and does not constitute a recommendation to any holder of shares of Instron Common Stock as to how such holder should vote with respect to the Merger Agreement. The summary of the Beacon Opinion in this section is qualified in its entirety by reference to the full text of the Beacon Opinion included in this Proxy Statement as Appendix B. For specific information concerning the procedures followed, assumptions made, matters considered and qualifications and limitations of the review undertaken by The Beacon Group in connection with the Beacon Opinion, holders of shares of Instron Common Stock should read the Beacon Opinion in its entirety.


     In connection with the Beacon Opinion, The Beacon Group reviewed, among other things:

     - the Merger Agreement;

     - Annual Reports to stockholders and Annual Reports on Form 10-K of Instron for the five years ended December 31, 1998;

     - certain interim reports to stockholders of Instron and Quarterly Reports on Form 10-Q of Instron;

     - certain other communications from Instron to its stockholders;

     - internal financial analyses and forecasts of Instron prepared by Instron's management; and

     - the potential pro forma impact of the Merger on the Surviving
       Corporation.

     In addition, The Beacon Group held discussions with members of the senior management of Instron regarding the past and current business, operations and financial condition and future prospects of Instron, reviewed the reported price and trading activity of the shares of Instron Common Stock, compared certain financial and stock market information concerning Instron with similar information for some other companies the securities of which are publicly traded, reviewed the financial terms of some recent business combinations in industries and markets The Beacon Group deemed relevant and performed other studies and analyses that The Beacon Group considered appropriate, including an analysis of the pro forma capitalization of Instron after giving effect to the Merger and proposed financing arrangements related to the Merger.


     In preparing the Beacon Opinion, The Beacon Group assumed and relied without independent verification on the accuracy and completeness of the financial and other information reviewed by it for purposes of the Beacon Opinion. With respect to the financial forecasts reviewed and discussed, The Beacon Group assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of Instron's management as to the future financial performance of Instron. We refer to these financial forecasts in this Proxy Statement as the Instron Projections, and they are included in this Proxy Statement on page 28. The Beacon Group did not make an independent evaluation or appraisal of the assets and liabilities of Instron or any of its subsidiaries, and The Beacon Group was not furnished with any such evaluation or appraisal. The Beacon Opinion is necessarily based on economic, market, financial and other conditions as they existed on, and could be evaluated as of, the date of the Beacon Opinion.


     In evaluating the fairness of the Cash Merger Consideration from a financial point of view, The Beacon Group also reviewed with the Instron Board the breadth of the process undertaken by The Beacon Group to identify parties potentially interested in effecting a transaction with Instron. In rendering the Beacon Opinion, The Beacon Group considered the fact that, after contacting 49 potentially interested parties, no proposal was forthcoming that was more attractive to the Instron stockholders than Kirtland's proposal.

     A summary of the material financial analyses used by The Beacon Group in preparing the Beacon Opinion and presented by The Beacon Group to the Instron Board on May 4, 1999 follows. This summary includes information presented in tabular form. In order to understand fully the financial analyses performed by The Beacon Group, the tables must be read together with the text of each description. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by The Beacon Group.

     Comparable Public Company Analysis. The Beacon Group reviewed and compared financial information and public market multiples for Instron to corresponding financial information and public market multiples for selected publicly traded analytical instruments companies, which companies were considered by The Beacon Group to be reasonably comparable to Instron for purposes of this analysis. The Beacon Group selected publicly traded companies with analytical instruments businesses focused on the measurement of various properties across a range of end markets. The Beacon Group included all of the selected companies in its analysis. The companies listed in the following table, which are referred to in this Proxy Statement as the "Comparable Companies," are the companies that The Beacon Group used for this analysis:

COMPARABLE COMPANIES

Beckman Coulter, Inc.                         MTS Systems Corporation
Bio-Rad Laboratories                          Thermoquest Corporation
Browne & Sharpe Manufacturing Company         Varian Associates
Mettler-Toledo International Inc.             Waters Corporation
Modern Controls, Inc.

     Using publicly available information, The Beacon Group calculated and analyzed, among other things:

     - the Equity Value (as defined below) of the Comparable Companies and Instron as a multiple of certain historical and projected financial criteria, including net income and tangible book value; and

     - the Aggregate Value (as defined below) of the Comparable Companies and Instron as a multiple of the latest 12 months', or "LTM," sales, earnings before interest, taxes, depreciation and amortization, or "EBITDA," and earnings before interest and taxes, or "EBIT."

     The "Equity Value" of each company was calculated by multiplying the number of shares of common stock outstanding for each company by the closing market price of the company's shares of stock on April 30, 1999, adjusted to include the impact, if any, of outstanding options. The "Aggregate Value" of each company was calculated by adding the Equity Value of the company to its Net Debt (as defined below). The "Net Debt" of each company was calculated by adding the book value of the company's debt, preferred stock and minority interest and subtracting cash and cash equivalents. The estimated net income data for Instron and for each Comparable Company was based on information obtained from Institutional Brokers Estimate System.

     The following table sets forth information concerning the overall ranges of Equity Value as a multiple of net income and tangible book value and the overall ranges of Aggregate Value as a multiple of sales, EBITDA and EBIT for all of the Comparable Companies, and separately for MTS Systems Corporation, which in The Beacon Group's judgment is Instron's closest comparable publicly-traded company in terms of certain markets served (the "MTS Trading Multiples"), and the multiples of the same financial metrics for Instron based on (i) the $17.00 per share closing price of the Instron Common Stock as of April 30, 1999 (the "Instron Trading Multiples") and (ii) the $22.00 per share Cash Merger Consideration (the "Cash Merger Consideration Multiples"):

                                                   EQUITY VALUE
         AS OF APRIL 30, 1999                    AS A MULTIPLE OF:
                                         ---------------------------------      AGGREGATE VALUE
                                              NET INCOME                     AS A MULTIPLE OF LTM:
                                         --------------------    TANGIBLE    ---------------------
     OVERALL COMPARABLE COMPANIES        LTM    1999E   2000E   BOOK VALUE   SALES   EBITDA   EBIT
     ----------------------------        ----   -----   -----   ----------   -----   ------   ----
Mean...................................  16.8x  13.1x   11.6x       1.9x      1.1x     7.9x   11.1x
Median.................................  14.8   13.1    12.5        1.9       1.0      7.5    11.3
High...................................  37.8   30.9    26.3       53.0       6.3     23.7    28.4
Low....................................  6.2     6.1     4.9        0.6       0.4      5.8     7.4

MTS Trading Multiples..................  10.7x   9.9x    8.1x       1.5x      0.8x     6.4x    8.2x
Instron Trading Multiples..............  15.6   11.0    10.1        1.7       0.7      6.2     9.2
Cash Merger Consideration Multiples....  20.8   14.3    13.0        2.2       0.9      7.9    11.8

     The Beacon Group noted that, while in its judgment MTS Systems Corporation was Instron's closest comparable company in terms of markets served, no publicly traded company was directly comparable to Instron and that the Comparable Companies included certain higher growth, higher technology companies whose characteristics are materially different from Instron's. Therefore, The Beacon Group deemed the mean and median multiples derived in the foregoing analysis to be instructive.

     The Beacon Group calculated implied equity per share values for Instron Common Stock by using Instron's balance sheet as of December 31, 1998, where applicable, and by applying (1) Aggregate Value to LTM EBITDA multiples ranging from 7.5x to 7.9x, (2) Aggregate Value to LTM EBIT multiples ranging from 11.1x to 11.3x, (3) Equity Value to LTM net income multiples ranging from 14.8x to 16.8x and (4) Equity Value to 1999 estimated net income multiple of 13.1x, which in each case were derived from the foregoing analysis, to Instron's LTM EBITDA, LTM EBIT, LTM net income (in each case as of December 31, 1998) and estimated 1999 net income obtained from Institutional Brokers Estimate System, respectively. Because MTS Systems Corporation is comparable to Instron in terms of certain markets served, The Beacon Group also calculated an implied equity value per share by applying MTS Systems Corporation's Aggregate Value to LTM EBITDA multiple of 6.4x to Instron's LTM EBITDA as of December 31, 1998 and using Instron's balance sheet as of December 31, 1998.

     The following table presents the ranges of implied equity per share values for Instron Common Stock implied by these analyses compared with the $22.00 per share Cash Merger Consideration:

                                                                   IMPLIED EQUITY
                                                                 PER SHARE VALUE OF
                                                                INSTRON COMMON STOCK
                                                              ------------------------
 SELECTED COMPARABLE COMPANIES MULTIPLE RANGES APPLIED TO:     LOW               HIGH
 ---------------------------------------------------------    ------            ------
Instron LTM EBITDA..........................................  $20.65            $21.77
Instron LTM EBIT............................................  $20.49            $20.87
Instron LTM Net Income......................................  $18.50            $21.00
Instron Estimated 1999 Net Income...........................  $20.17            $20.17
MTS LTM EBITDA Multiple Applied to Instron LTM EBITDA.......           $17.55
Per Share Cash Merger Consideration.........................           $22.00

     The Beacon Group noted that the Cash Merger Consideration exceeded the range of implied equity per share values of Instron Common Stock produced by the comparable public company analysis.

     Comparable Merger and Acquisition Transaction Analysis. Using primarily publicly available information, The Beacon Group reviewed and analyzed 16 selected merger and acquisition transactions involving other companies with a focus on test and measurement in the analytical instruments industry and related industries and derived certain financial ratios which it compared with the same financial ratios for the Merger. While The Beacon Group noted that no merger and acquisition transaction reviewed was directly comparable to the Merger, The Beacon Group deemed three of the reviewed transactions most relevant in evaluating the Cash Merger Consideration (the "Comparable M&A Transactions") because of their focus on physical property measurement and the reasonable comparability of their end markets. In reviewing and presenting this data, The Beacon Group noted that the merger and acquisition transaction environment varies over time because of macroeconomic factors, including interest rate and equity market fluctuations, and microeconomic factors, including industry results and growth expectations, that no transaction reviewed was identical to the Merger and that, accordingly, an assessment of the results of the Comparable M&A Transactions analysis necessarily involves considerations and judgments concerning differences in financial and operating characteristics of Instron and other factors that would affect the acquisition value of the companies to which Instron was being compared.

     The Comparable M&A Transactions are:

                          ACQUIROR                                    ACQUIRED COMPANY
------------------------------------------------------------  ---------------------------------
Investor Group..............................................  Buehler International Inc.
Waters Corporation..........................................  TA Instruments, Inc.
EG&G, Inc...................................................  Perkin-Elmer Instruments Division

     With respect to the Comparable M&A Transactions and the Merger, The Beacon Group, among other things, compared:

     - the Equity Consideration Value (as defined below) of the acquired companies and Instron as a multiple of LTM net income; and

     - the Aggregate Consideration Value (as defined below) of the acquired companies and Instron as a multiple of the LTM sales, EBITDA, EBIT and net book capital.

     The "Equity Consideration Value" of each acquired company and Instron was calculated by multiplying the number of shares of common stock outstanding for each company and Instron, respectively, by the aggregate consideration payable per share of common stock in each Comparable M&A Transaction and in the Merger, adjusted to include the impact, if any, of outstanding options. The "Aggregate Consideration Value" of each acquired company and Instron was calculated by adding the Equity Consideration Value of each company and Instron to the company's and Instron's Net Debt, respectively.

     In order to adjust for different growth and market characteristics of the Comparable M&A Transactions, The Beacon Group analyzed the mean and median multiples for the Comparable M&A Transactions. The following table presents the overall mean and median of the Equity Consideration Value as a multiple of net income and the overall mean and median of Aggregate Consideration Value as a multiple of sales, EBITDA, EBIT and net book capital for all of the Comparable M&A Transactions and the multiples of the same financial metrics for Instron based on the $22.00 per share Cash Merger Consideration.

                                                      EQUITY
                                                   CONSIDERATION
                                                   AS A MULTIPLE       AGGREGATE CONSIDERATION
                                                      OF LTM:           AS A MULTIPLE OF LTM:
                                                   -------------   --------------------------------
                                                        NET                                NET BOOK
       SELECTED M&A TRANSACTION MULTIPLES             INCOME       SALES   EBITDA   EBIT   CAPITAL
       ----------------------------------          -------------   -----   ------   ----   --------
Mean.............................................      12.7x        1.3x    7.9x    10.9x    3.7x
Median...........................................      16.3         0.8     7.2     9.8      2.6

Cash Merger Consideration Multiples..............      20.8x        0.9x    7.9x    11.8x    2.2x

     The Beacon Group calculated implied equity per share values for the Instron Common Stock by using Instron's balance sheet as of December 31, 1998 (where applicable) and by applying (1) the Aggregate Consideration Value to LTM EBITDA multiples ranging from 7.2x to 7.9x, (2) the Aggregate Consideration Value to LTM EBIT multiples ranging from 9.8x to 10.9x and (3) the Equity Consideration Value to LTM net income multiples ranging from 12.7x to 16.3x, which in each case were derived from the foregoing analysis, to the LTM EBITDA, LTM EBIT and LTM net income, respectively, for Instron as of December 31, 1998.

     The following table presents the range of implied equity per share values for the Instron Common Stock implied by these analyses compared with the $22.00 per share Cash Merger Consideration:

                                                                    IMPLIED EQUITY
                                                                  PER SHARE VALUE OF
                                                                 INSTRON COMMON STOCK
                                                              --------------------------
       SELECTED M&A TRANSACTION MULTIPLES APPLIED TO:          LOW                 HIGH
       ----------------------------------------------         ------              ------
Instron LTM EBITDA..........................................  $19.80              $21.77
Instron LTM EBIT............................................  $18.04              $20.11
Instron LTM Net Income......................................  $15.88              $20.38

Per Share Cash Merger Consideration.........................            $22.00

     The Beacon Group noted that the Cash Merger Consideration exceeded the range of implied equity per share values of Instron Common Stock produced by the comparable merger and acquisition transaction analysis.

     Discounted Cash Flow Analysis. The Beacon Group performed a discounted cash flow analysis of the projected unlevered free cash flows of Instron, which is defined as cash flow available after changes in working capital, capital spending and tax obligations for the period 1999 through 2003 using the terminal multiple method. The Beacon Group based this analysis on the Instron Projections, without any discounts or adjustments to those projections, and a range of discount rates and terminal values to determine the theoretical present value of the entire company.

     Applying discount rates ranging from 11.2% to 16.1% and terminal value multiples of estimated Instron EBITDA in 2003 ranging from 6.5x to 8.0x, The Beacon Group calculated the theoretical implied equity per share value of the Instron Common Stock to range from $18.40 to $26.74. The Beacon Group arrived at these discount rates based on its judgment of various factors, including analysis of the estimated cost of capital and capital structures of selected reasonably comparable public companies, and arrived at these terminal multiples based on its review of the trading characteristics of the common stock of selected reasonably comparable public companies and of reasonably comparable acquisitions of selected companies.

     The Beacon Group noted that the Cash Merger Consideration was within the range of implied equity per share values of Instron Common Stock produced by the discounted cash flow analysis.

     The Beacon Group noted that a discounted cash flow analysis was generally of more significance to a strategic buyer than a financial buyer such as Kirtland or Bidder A. Strategic buyers often perform a discounted cash flow analysis as part of their evaluation of a potential transaction, whereas financial buyers generally focus on analyzing potential equity returns (and their potential enhancement by using appropriate debt financing) rather than on determining a company's theoretical present value. The Beacon Group also noted the significant degree of dependency of the discounted cash flow analysis on the estimated terminal value and, therefore, on the estimated Instron EBITDA for 2003.

     Leveraged Recapitalization Analysis. The Beacon Group performed a leveraged recapitalization analysis to determine the potential implied equity value per share of Instron Common Stock that might be achieved in an acquisition of Instron in a leveraged recapitalization transaction based on current market conditions. In conducting this analysis, The Beacon Group utilized the Instron Projections, without any discounts or adjustments to those projections, and assumed that financing for the Merger could be obtained in the high yield and bank finance markets in an amount not in excess of a certain multiple of the LTM EBITDA and that a minimum internal rate of return ranging from 25% to 30% on equity invested during a five year period would be required by the acquiror. This analysis resulted in an estimated implied equity value per share of Instron Common Stock on a leveraged recapitalization basis of approximately $20.50 to $22.00. The Beacon Group noted that the Cash Merger Consideration equaled the high point of the range of implied equity per share values of Instron Common Stock produced by the leveraged transaction analysis.

     Implied Premium Analysis. Using publicly available information, The Beacon Group performed an analysis of premiums paid in selected acquisitions of manufacturing companies with transaction values between $150 million and $250 million from January 1, 1993 to April 1, 1999. The Beacon Group calculated the mean and median premiums as of the announcement dates in those transactions over the stock prices one day, one week, and four weeks, respectively, prior to the announcement dates. The following table sets forth information concerning the mean and median premiums The Beacon Group calculated and the implied premium of the Cash Merger Consideration over the closing price of the Instron Common Stock one day, one week, and four weeks prior to April 30, 1999, respectively.

                                                                 OFFER PRICE PREMIUM
                                                                   TO SHARE PRICE:
                                                              --------------------------
                    AS OF APRIL 30, 1999                      1 DAY    1 WEEK    4 WEEKS
      SELECTED ACQUISITIONS OF MANUFACTURING COMPANIES        PRIOR    PRIOR      PRIOR
      ------------------------------------------------        -----    ------    -------
Mean........................................................  34.8%    40.3%     42.3%
Median......................................................  29.2%    31.3%     35.1%

Implied Cash Merger Consideration Premiums..................  28.5%    34.4%     37.5%

     The Beacon Group calculated implied equity per share values for Instron ranging from $21.49 to $23.08 by applying the premiums derived in the foregoing analysis to the respective Instron closing stock price one day, one week, and four weeks prior to April 30, 1999. The Beacon Group noted that the $22.00 per share Cash Merger Consideration was within the range of implied equity per share values of Instron Common Stock produced by the implied premium analysis. The Beacon Group also noted that the Cash Merger Consideration represents a premium of 29.4% over Instron's closing stock price on April 30, 1999 and a premium of 6.7% over Instron's all-time high closing stock price of $20.63 on May 5, 1998.

     The information above is a brief summary of the material financial analyses presented by The Beacon Group to the Instron Board on May 4, 1999. This summary does not purport to be a complete description of the analyses performed by The Beacon Group in connection with the rendering of the Beacon Opinion. The preparation of a fairness opinion is a complex analytical process involving various qualitative judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to particular circumstances and is not susceptible to partial analysis or summary description. The Beacon Group believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, would create an incomplete view of the process underlying the Beacon Opinion. In addition, The Beacon Group considered the significance and relevance of the results of every portion of its analyses and did not assign relative weights to any portion of its analyses, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be The Beacon Group's view of the actual value of Instron.

     In performing its analyses, The Beacon Group made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Instron. The analyses performed by The Beacon Group are not necessarily indicative of actual values, trading values or actual future results that might be achieved, all of which may be significantly more or less favorable than suggested by these analyses. No public company utilized as a comparison is identical or directly comparable to Instron, and none of the Comparable M&A Transactions or other business combinations utilized as a comparison is identical or directly comparable to the Merger and the other Transactions. Accordingly, a purely mathematical analysis of publicly traded comparable companies and comparable business combinations resulting from the Comparable Companies and Comparable M&A Transactions analyses is not a meaningful method of using the relevant data; rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the transaction or the public trading or other values of the companies to which they are being compared.

     In connection with its analyses, The Beacon Group utilized estimates and forecasts of future operating results provided by the management of Instron, including the Instron Projections. Analyses based on forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by the analyses. The analyses are inherently subject to uncertainty, being based on numerous factors or events beyond the control of Instron, and therefore future results or actual values may be materially different from these forecasts or assumptions. The analyses were prepared solely as part of The Beacon Group's analysis of the fairness from a financial point of view of the consideration to be received by the Public Stockholders pursuant to the Merger, and were provided to the Instron Board in connection with the delivery of the Beacon Opinion. The Beacon Group's analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may be traded in the future. In addition, the Beacon Opinion was one of many factors taken into consideration by the Instron Board in making its determination to approve the Merger Agreement. Consequently, the analyses described above should not be viewed as determinative of the opinion of either the Instron Board or management of Instron with respect to the value of Instron or whether either the Instron Board or management of Instron would have been willing to agree to different terms for the Merger.


     Pursuant to an engagement letter, dated as of July 10, 1998, between Instron and The Beacon Group, Instron agreed to pay The Beacon Group for services rendered in connection with the Transactions a fee (the "Transaction Fee") equal to 0.75% multiplied by the cash paid to the Instron stockholders (on a fully diluted basis) in a transaction involving the sale of control of Instron (the "Consideration"), plus an additional percentage fee ranging from 3.0% to 5.0% based on the extent to which the per share Consideration exceeded $23.00. In addition, pursuant to the engagement letter, Instron agreed to pay The Beacon Group a non-refundable retainer of $125,000, which shall be credited against the Transaction Fee. Based on the foregoing formula, the Transaction Fee was agreed to by Instron and the Beacon Group to be $1,265,000 (0.75% multiplied by $22.00 multiplied by 7,664,838 shares of Instron Common Stock (6,956,838 shares and 708,000 options outstanding as of March 19, 1999 (as reported in Instron's Annual Report on Form 10-K for the fiscal year ended December 31, 1998))) and, less the $125,000 retainer (which has already been paid to The Beacon Group), will be payable at the closing of the Merger. Instron has also agreed to reimburse The Beacon Group for its reasonable out-of-pocket expenses, including travel and assorted other expenses, and to indemnify The Beacon Group and certain of its affiliates against certain liabilities in connection with their engagement, including liabilities under the federal securities laws.


     The Instron Board retained the Beacon Group on the basis of its experience and expertise. As part of its strategic advisory business, The Beacon Group engages in the valuation of businesses and their securities in connection with mergers and acquisitions, financings, private placements, principal investments and other purposes. The Beacon Group participated in some of the negotiations relating to the Merger Agreement and the Transactions.

PURPOSE AND REASONS OF THE INVESTOR GROUP FOR THE MERGER

     The purpose of the Investor Group for engaging in the Transactions is to acquire 100% ownership of Instron. The members of the Investor Group regard the acquisition of Instron as an attractive investment opportunity because they believe that Instron's future business prospects are favorable and that the substantial increase in the debt to equity ratio of Instron after the Merger, although resulting in greater investment risks, will create the potential for the shareholders' equity value of Instron to increase more rapidly on a percentage basis than the shareholders' equity value of an identical corporation having a larger equity base and less debt. While the members of the Investor Group are looking to achieve substantial returns on their investment in Instron, they believe that such returns are available only to those investors like themselves who are willing to bear the substantial risks associated with a highly leveraged investment. The members of the Investor Group also believe that by acquiring 100% ownership of Instron and operating Instron as a privately held company, they will be able to more closely and directly monitor and influence the performance of their investment. The Equity Investor also believes that Instron's future business prospects can be improved through its active participation with Instron's management in the strategic direction and operations of Instron.

     The Equity Investor's assessment of the risks and benefits of the Merger and the other Transactions is based upon publicly available information regarding Instron, the Equity Investor's due diligence investigation of Instron, and the Equity Investor's experience in investing in similarly situated companies. The proposed acquisition of Instron by the Investor Group has been structured as a merger in order to, among other things, provide for the redemption of the Instron Common Stock held by the Public Stockholders in connection with the transfer of the ownership of Instron from the current stockholders to the Investor Group, to facilitate the required financing for the Transactions, and to preserve Instron's corporate identity. The Investor Group did not consider any alternative transaction structure other than an acquisition of Instron pursuant to the terms of the Merger Agreement. While the Investor Group believes that there will be significant opportunities associated with its investment in Instron, there are also substantial risks that such opportunities may not be fully realized.


     The exact amount of the Equity Investor's investment in MergerCo is dependent upon the level of Net Indebtedness of Instron as of the closing date of the Merger. At April 3, 1999, Instron's Net Indebtedness was approximately $3.9 million. The reason for this possible fluctuation is that the Equity Investor's investment represents the amount of funds necessary to consummate the Merger less borrowings by the Surviving Corporation in the amount of $114.0 million. Therefore, any fluctuation in Net Indebtedness will directly affect the amount of funds necessary to consummate the Merger and thus the amount of the Equity Investor's investment. In the event that Instron's Net Indebtedness is greater than $3.9 million at the Effective Time, the Equity Investor will be required to increase its investment in MergerCo resulting in the Equity Investor receiving more shares of Surviving Corporation Common Stock in the Merger and its relative ownership percentage in the Surviving Corporation being higher. In the alternative, if Instron's Net Indebtedness at the Effective Time is less than $3.9 million, then the Equity Investor will decrease its investment in MergerCo resulting in the Equity Investor receiving fewer shares of Surviving Corporation Common Stock in the Merger and its relative ownership percentage in the Surviving Corporation being lower. Based upon a level of Net Indebtedness of $3.9 million, as a result of the Merger the Equity Investor will acquire, for an investment of approximately $49.8 million, approximately 87.4% of the outstanding shares of Surviving Corporation Common Stock; the Other Investors will acquire, following the exchange of 160,000 shares of Instron Common Stock with a value of $22.00 per share, or approximately $3.5 million in the aggregate, approximately 6.2% of the outstanding shares of Surviving Corporation Common Stock; and the Management Investors will acquire, following the exchange of 165,210 shares of Instron Common Stock with a value of $22.00 per share, or approximately $3.6 million in the aggregate, approximately 6.4% of the outstanding shares of Surviving Corporation Common Stock. Each member of the Investor Group will receive one share of Surviving Corporation Common Stock for each $110 of value invested in the Surviving Corporation, which equates to one share of Surviving Corporation Common Stock for five shares of Instron Common Stock. If Net Indebtedness as of the Effective Time were zero, the Equity Investor, the Other Investors and the Management Investors would own approximately 86.5%, 6.6% and 6.9%, respectively, of the outstanding shares of Surviving Corporation Common Stock. If Net Indebtedness as of the Effective Time were $13.0 million, which is the maximum amount permitted under the Merger Agreement, the Equity Investor, the Other Investors and the Management Investors would own approximately 89.2%, 5.3% and 5.5%, respectively, of the outstanding shares of Surviving Corporation Common Stock. The Management Investors also will receive the Rollover Options and additional options to purchase shares of Instron Common Stock granted pursuant to a stock option plan to be adopted by the Surviving Corporation upon consummation of the Merger which will represent, in the aggregate, 8.7% of the outstanding shares of Surviving Corporation Common Stock on a fully diluted basis (assuming the exercise of all Rollover Options and newly granted options). The exchange by the Other Investors and the Management Investors of a portion of their equity interest in Instron Common Stock (including a portion of their outstanding stock options) for an equity interest in the Surviving Corporation Common Stock will, among other things, enable the Merger to be accounted for as a recapitalization for accounting purposes. The Other Investors and the Management Investors also will receive the Cash Merger Consideration for the remainder of their investment in Instron on the same terms as the Public Stockholders and, with respect to the remainder of their outstanding stock options, will receive a cash payment equal to the difference between the Cash Merger Consideration and the exercise price for such options. The number of shares of Instron Common Stock held by the Management Investors being exchanged for shares of Surviving Corporation Common Stock and not being converted into the right to receive the Cash Merger Consideration was determined through arms-length negotiations between Kirtland and the Management Investors and reflects Kirtland's desire that the Management Investors have a significant equity participation in the Surviving Corporation. The number of shares of Instron Common Stock held by the Other Investors being exchanged for shares of Surviving Corporation Common Stock and not being converted into the right to receive the Cash Merger Consideration was determined through arms-length negotiations between Kirtland and the Other Investors and reflects a level of equity participation by the Other Investors which, in the opinion of Kirtland, enables the Merger to be accounted for as a recapitalization for accounting purposes.

POSITION OF THE INVESTOR GROUP AS TO FAIRNESS OF THE MERGER


     Each member of the Investor Group has considered the analyses and findings of the Special Committee and the Instron Board (described in detail in "-- The Special Committee's and the Instron Board's Recommendation") with respect to the fairness of the Merger to the Public Stockholders based solely upon the reasons set forth under "-- The Special Committee's and the Instron Board's Recommendation," which were made known to the Equity Investor subsequent to the Special Committee's and the Instron Board's determination that the Merger Agreement and the Transactions were fair to and in the best interests of the Instron stockholders. Each member of the Investor Group has adopted the analyses and findings of the Special Committee and the Instron Board with respect to the fairness of the Merger and believes that the Merger Agreement, the Merger and the other Transactions are fair to and in the best interests of the Public Stockholders; provided that no opinion is expressed as to the fairness to any stockholder making an investment in the Surviving Corporation. In this regard, the Equity Investor also considered the fact that its review of publicly available information regarding Instron and due diligence investigation of Instron, which it had undertaken in connection with the negotiation of the Merger Agreement and the Transactions, supported its adoption of the analyses and findings of the Special Committee and the Instron Board with respect to the fairness of the Merger. The Equity Investor's review of publicly available information regarding Instron included Instron's Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K, Annual Reports to Stockholders, Proxy Statements relating to Annual Meetings of Stockholders and press releases, in each case for the previous five years. The Equity Investor's due diligence investigation of Instron included an examination of Instron's debt portfolio, credit arrangements with its banks, intellectual property rights, organizational documents and corporate records, employee benefit plans (including Instron's pension and 401(k) plans as well as health and general welfare plans), stock option plans, employee severance agreements, insurance coverage, recent acquisitions and dispositions of assets, federal and state tax returns, owned and leased real estate properties (including material leases), financial books and records (including the Instron Projections as described above under "-- Instron Projections"), customers and suppliers information, standard purchase contracts and warranty arrangements and environmental compliance records. The Other Investors and the Management Investors also considered the fact that their understanding and familiarity with Instron's business supported their adoption of the analyses and findings of the Special Committee and the Instron Board with respect to the fairness of the Merger.



     Each member of the Investor Group also believes that the manner in which the fairness of the Merger Agreement and the Transactions was considered by the Special Committee and the Instron Board was procedurally fair to the Public Stockholders and adopts the analyses and findings of the Special Committee and the Instron Board in this regard. In particular, each member of the Investor Group considered the fact that approximately 22.4% of the outstanding shares of Instron Common Stock are held by persons who have committed to vote their shares of Instron Common Stock in favor of the Merger Agreement, including all of the Other Investors and the Management Investors. Each of the members of the Investor Group also considered that the obligation of Instron to consummate the Merger is not conditioned upon the favorable vote of a majority of the Public Stockholders; however, notwithstanding the absence of such a voting requirement, the Investor Group believes that the procedure that was followed by the Instron Board in determining the purchase price to be paid to the stockholders of Instron was fair to the Public Stockholders. As described above under "-- The Special Committee's and the Instron Board's Recommendation," the eight-person Instron Board (three of whom (Messrs. McConnell, Hindman and Burr) are members of the Investor Group) appointed as the only members of the Special Committee three non-employee directors who were independent of the Investor Group and who would not have a continuing equity interest in Instron following the Merger. The Instron Board granted the Special Committee exclusive authority on behalf of the

Instron Board to review, evaluate, and negotiate the transaction proposed by Kirtland. The Merger Agreement negotiated by the Special Committee contains provisions that would enable the Instron Board to withdraw or modify its recommendation to the stockholders regarding the Merger and to enter into an agreement with respect to a more favorable transaction with a third party and contains provisions (without which the Special Committee believes Kirtland would not have entered into the Merger Agreement) imposing upon Instron a liquidated damages fee and expense reimbursement obligations that, in the view of the Special Committee, are reasonable and would not have the effect of unreasonably discouraging competing bids. In addition, the Investor Group considered the fact that the stockholders of Instron may dissent from the Merger and be paid cash for the "fair value" of their shares as determined in accordance with Massachusetts law. Thus, although the Merger is not structured to require approval of a majority of the unaffiliated stockholders, the members of the Investor Group agree with and adopt the analyses and findings of the Special Committee and the Instron Board with respect to the procedural fairness of the Merger Agreement and the Transactions to the Public Stockholders and believe that, as of the date of this Proxy Statement and for such reasons, the Merger is procedurally fair to the Public Stockholders.



     No member of the Investor Group makes any recommendation as to how the stockholders of Instron should vote on the Merger Agreement. The Investor Group has financial interests in the Merger and the Other Investors and the Management Investors have financial and other interests in the Merger. See "-- Conflicts of Interest."


CONFLICTS OF INTEREST

     In considering the recommendations of the Instron Board and the Special Committee with respect to the Merger, you should be aware that the Management Investors and the Other Investors, have interests in connection with the Merger which may present them with actual or potential conflicts of interest as summarized below. The Instron Board and the Special Committee were aware of these interests and considered them among the other matters described under "-- The Special Committee's and the Instron Board's Recommendation." The Instron Board and the Special Committee generally considered the Other Investors' and the Management Investors' conflicts of interest to be a negative factor in their respective determinations that the Merger is fair and in the best interests of the Public Stockholders. In particular, the Instron Board and the Special Committee considered the fact that consummation of the Merger would preclude the Public Stockholders from having the opportunity to participate in the future growth prospects of Instron. In addition, the Instron Board and the Special Committee recognized that the Management Investors and the Other Investors will have the opportunity to benefit from any increases in the value of Instron following the Merger by reason of their continuing equity interest in the Surviving Corporation and therefore may realize a substantial economic benefit from the transaction.

     Post-Merger Ownership and Control of the Surviving Corporation. It is anticipated that immediately after the Merger the following individuals and entities will beneficially own the number of shares of Surviving Corporation Common Stock shown in the following table.


                                                       NUMBER OF SHARES OF
                                                      SURVIVING CORPORATION      PERCENTAGE OF SURVIVING
                                                    COMMON STOCK BENEFICIALLY      CORPORATION COMMON
             NAME OF BENEFICIAL OWNER                         OWNED                     STOCK(1)
             ------------------------               -------------------------    -----------------------
Kirtland Partners Ltd. (2)........................           452,618                      83.41%
George S. Burr....................................            12,000                        2.21
Helen L. Burr.....................................             4,000                           *
The Harold Hindman Trust -- 1969 (3)..............            16,000                        2.95
James M. McConnell (4)............................            19,585                        3.61
Joseph E. Amaral (5)..............................             3,000                           *
Kenneth L. Andersen (6)...........................             3,567                           *
John R. Barrett (7)...............................               458                           *
Jonathan L. Burr (8)..............................             8,329                        1.53
The Jonathan L. Burr Trust -- 1965 (9)............             4,000                           *
Yahya Gharagozlou (10)............................             1,062                           *
Arthur D. Hindman (11)............................             2,552                           *
William J. Milliken...............................             2,280                           *
Linton A. Moulding (includes 2,709 shares owned as
  a joint tenant with his wife, Jane Elizabeth
  Moulding) (12)..................................            11,409                        2.10
Norman L. Smith...................................             1,800                           *


---------------

     * Less than 1%.

      (1) These percentages are (i) based on the number of outstanding shares of Surviving Corporation Common Stock upon the consummation of the Merger on a fully diluted basis (assuming the exercise of all Rollover Options), and (ii) are based on Instron having Net Indebtedness as of the closing date of the Merger of $3.9 million.


      (2) Kirtland Partners Ltd. is the general partner of Kirtland Capital Partners III L.P. and the managing member of each of Kirtland Capital Company III LLC and ISN Investments Ltd. As such, Kirtland Partners Ltd. will exercise complete control over the shares of Surviving Corporation Common Stock held by Kirtland Capital Partners III L.P., Kirtland Capital Company III LLC and ISN Investments Ltd., including voting control and investment decisions with respect to all such shares. The exact allocation among these entities is not known at this time; however, a majority of the shares of Surviving Corporation Common Stock owned by the Equity Investor will be held by Kirtland Capital Partners III L.P. Each of John F. Turben, Raymond A. Lancaster, John G. Nestor and William R. Robertson is an executive officer, manager and member of Kirtland Partners Ltd., and as a result of such positions, may be deemed to have beneficial ownership of the shares of Surviving Corporation Common Stock held by such entities. Each of Messrs. Turben, Lancaster, Nestor and Robertson disclaim beneficial ownership of the shares held by the Equity Investor. The number shown is based on Instron having Net Indebtedness as of the closing date of the Merger of $3.9 million.



      (3) The Harold Hindman Trust -- 1969 is a trust of which Harold Hindman and Robert N. Shapiro are the trustees and Harold Hindman is the sole beneficiary, but with respect to which Harold Hindman has sole voting and dispositive power with respect to all such shares.



      (4) The number shown includes 2,400 shares of restricted Surviving Corporation Common Stock.

      (5) The number shown is the number of shares which Mr. Amaral has the right to acquire upon the exercise of his Rollover Options.



      (6) The number shown includes (i) 267 shares of restricted Surviving Corporation Common Stock and (ii) 3,300 shares which Mr. Andersen has the right to acquire upon the exercise of his Rollover Options.



      (7) The number shown represents shares of restricted Surviving Corporation Common Stock.



      (8) The number shown includes (i) 329 shares of restricted Surviving Corporation Common Stock and (ii) 8,000 shares which Mr. Burr has the right to acquire upon the exercise of his Rollover Options.



      (9) The Jonathan L. Burr Trust -- 1965 is a trust of which Preston Saunders, Robert C. Pomeroy and Mary-Kathleen O'Connell are the trustees and Jonathan L. Burr is the sole beneficiary, but with respect to which Jonathan L. Burr has shared voting power (with Robert
          S. Burr, Susan Burr Carlo and Leslie B. Barresi) and sole dispositive power with respect to all such shares.



     (10) The number shown includes 1,062 shares of restricted Surviving Corporation Common Stock.



     (11) The number shown includes (i) 552 shares of restricted Surviving Corporation Common Stock and (ii) 2,000 shares which Mr. Hindman has the right to acquire upon the exercise of his Rollover Options.



     (12) The number shown also includes 8,700 shares which Mr. Moulding has the right to acquire upon the exercise of his Rollover Options.


     Following consummation of the Merger, it is expected that those Management Investors who were members of Instron's management prior to the Merger will continue as management of the Surviving Corporation. The Board of Directors of the Surviving Corporation following the Merger will be comprised of Mr. McConnell, one person designated by Mr. McConnell, and at least three persons designated by Kirtland.

     The Other Investors. The Other Investors have also agreed with Kirtland to maintain an equity ownership position in Instron following the completion of the Merger. To that end, the Other Investors will exchange an aggregate of 160,000 shares of Instron Common Stock for an aggregate of 32,000 shares of Series B Preferred Stock immediately prior to the Effective Time. Such shares of Series B Preferred Stock will be converted at the Effective Time into a like number of shares of Surviving Corporation Common Stock in the Merger. Upon consummation of the Transactions, the Other Investors will own approximately 6.2% of the outstanding shares of Surviving Corporation Common Stock.


     The Management Investors. The Management Investors have agreed with Kirtland to maintain an equity ownership position in Instron following the completion of the Merger. To that end, certain of the Management Investors will exchange an aggregate of 165,210 shares of Instron Common Stock for an aggregate of 33,042 shares of Series B Preferred Stock immediately prior to the Effective Time. Such shares of Series B Preferred Stock will be converted at the Effective Time into a like number of shares of Surviving Corporation Common Stock in the Merger. Of the 165,210 shares of Instron Common Stock to be exchanged for shares of Series B Preferred Stock, an aggregate of 25,340 shares representing shares of restricted Instron Common Stock previously issued to certain Management Investors will be exchanged for 5,068 shares of Series B Preferred Stock. Such shares of Series B Preferred Stock will be converted at the Effective Time into a like number of shares of restricted Surviving Corporation Common Stock. These shares of restricted stock will be governed by the Instron Corporation 1992 Stock Incentive Plan (as such plan is amended as of the Effective Time) (the "1992 Plan") and certain amended restricted stock award agreements (the "Restricted Stock Award Agreements"). The Restricted Stock Award Agreements amend the prior agreements to (i) provide that the Merger shall not constitute a change in control with respect to an aggregate of 25,340 shares of restricted Instron Common Stock and that, as a result, such shares, which prior to such amendment would have fully vested upon consummation of the Merger, will not vest; (ii) provide that the shares will automatically vest upon four consecutive quarters in which the Surviving Corporation's EBITDA (as defined in the Restricted Stock Award Agreements) is in excess of $26,900,000 instead of automatically vesting upon Instron achieving four consecutive quarters of cumulative net earnings per share of $1.55; and (iii) provide for the forfeiture and return of shares to the Company only if the grantee is voluntarily terminated by the Surviving

Corporation other than for Good Reason (as defined in the Restricted Stock Award Agreements) or involuntarily terminated by the Surviving Corporation for Cause (as defined in the Restricted Stock Award Agreements), rather than if the grantee is terminated by Instron for any reason. Upon consummation of the Transactions, the Management Investors will own approximately 6.4% of the outstanding shares of Surviving Corporation Common Stock.


     In addition, options to purchase up to an aggregate of 125,000 shares of Instron Common Stock held by certain Management Investors will be assumed by the Surviving Corporation and converted into the Rollover Options to purchase up to an aggregate of 25,000 shares of Surviving Corporation Common Stock. The Rollover Options will be governed by the 1992 Plan and certain amended stock option agreements (the "Stock Option Agreements"). Each Rollover Option will be fully vested and exercisable upon the consummation of the Merger. The Rollover Options will represent approximately 4.6% of the Surviving Corporation Common Stock on a fully diluted basis (assuming the exercise of all Rollover Options) immediately following the Effective Time.

     Cash Payments to the Other Investors and the Management Investors. The Other Investors and the Management Investors also will participate in the Merger as Public Stockholders to the extent that they hold shares of Instron Common Stock that are not ultimately converted into Surviving Corporation Common Stock, or hold outstanding options to purchase shares of Instron Common Stock that are not converted into Rollover Options. In the Merger, the Other Investors and the Management Investors will be entitled to receive the Cash Merger Consideration for their unconverted shares of Instron Common Stock. Certain of the Management Investors also own shares of restricted Instron Common Stock for which they will be entitled to receive the Cash Merger Consideration in the Merger. They also will be entitled to receive cash based on the number of shares of Instron Common Stock underlying their unconverted stock options and the difference between the applicable per share exercise price of such options and the Cash Merger Consideration. See "The Merger -- Cash-Out of Instron Stock Options."

     The following table sets forth information as of the date of this Proxy Statement as to the shares of Instron Common Stock owned of record by the Other Investors and the shares of Instron Common Stock and the options to purchase shares of Instron Common Stock held by the Management Investors for which cash payments will be received upon consummation of the Merger.


                                                                            AMOUNT OF CASH TO BE
                                                                                RECEIVED FOR
                   OTHER INVESTOR                      SHARES CASHED OUT     SHARES CASHED OUT
                   --------------                      -----------------    --------------------
George S. Burr.......................................            199,206         $     4,382,532
Helen L. Burr........................................             71,550               1,574,100
The Harold Hindman Trust -- 1969 (includes shares
  owned of record by Harold Hindman, a trustee and
  the sole beneficiary of The Harold Hindman
  Trust -- 1969).....................................           449,819*              9,896,018*


---------------


     * The Harold Hindman Trust -- 1969 will exchange 412,814 shares of Instron Common Stock and Harold Hindman, a member of the Instron Board and a trustee and the sole beneficiary of The Harold Hindman Trust -- 1969, will exchange 37,005 shares of Instron Common Stock, or an aggregate of 449,819 shares of Instron Common Stock, for cash in the aggregate amount of $9,896,018.


                                                                            AMOUNT OF CASH TO BE
                                                                                RECEIVED FOR
                 MANAGEMENT INVESTOR                   SHARES CASHED OUT     SHARES CASHED OUT
                 -------------------                   -----------------    --------------------
James M. McConnell...................................            116,895         $     2,571,690
Joseph E. Amaral.....................................             33,423                 735,306
Kenneth L. Andersen..................................             35,473                 780,406
John R. Barrett......................................             25,443                 559,746
Jonathan L. Burr.....................................             84,007               1,848,154

                                                                            AMOUNT OF CASH TO BE
                                                                                RECEIVED FOR
                 MANAGEMENT INVESTOR                   SHARES CASHED OUT     SHARES CASHED OUT
                 -------------------                   -----------------    --------------------
The Jonathan L. Burr Trust -- 1965 (shares owned of
  record by the Jonathan L. Burr Trust -- 1965 of
  which Jonathan L. Burr is the sole beneficiary;
  does not include shares held by Jonathan L. Burr
  which are listed separately above).................             40,750                 896,500
Yahya Gharagozlou....................................             21,781                 479,182
Arthur D. Hindman (includes shares held individually,
  as beneficiary of The Arthur D. Hindman Trust, by
  his wife, Nancy Hindman, and as custodian for his
  three minor children)..............................             96,929               2,132,438
William J. Milliken..................................              9,364                 206,008
Linton A. Moulding...................................             31,852                 700,744
Jane Elizabeth Moulding..............................                  0                       0
Norman L. Smith (includes shares held by his wife,
  Carolyn Smith).....................................             19,720                 433,840



                                                                             AMOUNT OF CASH TO BE
                                                    SHARES UNDERLYING         RECEIVED FOR STOCK
              MANAGEMENT INVESTOR                STOCK OPTIONS CASHED OUT     OPTIONS CASHED OUT
              -------------------                ------------------------    --------------------
James M. McConnell.............................                   162,000         $     1,610,000
Joseph E. Amaral...............................                    39,500                 411,750
Kenneth L. Andersen............................                    33,625                 355,594
John R. Barrett................................                    31,750                 281,250
Jonathan L. Burr...............................                    11,500                 121,875
The Jonathan L. Burr Trust  -- 1965 (shares
  owned of record by the Jonathan L. Burr
  Trust -- 1965 of which Jonathan L. Burr is
  the sole beneficiary; does not include shares
  held by Jonathan L. Burr which are listed
  separately above)............................                         0                       0
Yahya Gharagozlou..............................                    30,500                 286,344
Arthur D. Hindman..............................                    28,500                 282,500
William J. Milliken............................                         0                       0
Linton A. Moulding.............................                     9,000                  93,750
Jane Elizabeth Moulding........................                         0                       0
Norman L. Smith................................                     7,000                  72,875


     Grant of New Options to the Management Investors. At the Effective Time, Instron will adopt the Instron Corporation 1999 Stock Option Plan (the "1999 Plan") and reserve for issuance under the plan such number of shares of Surviving Corporation Common Stock equal to 10% of the aggregate number of shares of Surviving Corporation Common Stock outstanding on a fully diluted basis immediately following the Effective Time (the "Available Shares"). At the Effective Time, the Surviving Corporation will grant to the ten Management Investors who were members of Instron's management prior to the Merger, options to purchase, in the aggregate, up to such number of shares of Surviving Corporation Common Stock equal to 40% of the Available Shares. Each such Management Investor will receive a grant equal to 3.33% of the Available Shares, other than Mr. McConnell who will receive a grant equal to 9.99% of the Available Shares. The options will be incentive stock options intending to qualifying under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), up to the limitations set forth in the Code, and non-qualified stock options to the extent of the excess over such limitations. Each option will be exercisable at the fair market value per share determined in good faith by the Board of Directors of the Surviving Corporation (estimated to be $110.00 per share at the Effective Time), and will be exercisable to the extent of one-fifth of the shares on each of the first five anniversaries of the date of grant for so long as the optionee is in the continuous employ of the Surviving Corporation. Unexercisable options will be forfeited upon termination of employment. Upon a change in control of the Surviving Corporation, all options will become immediately exercisable in full. Options will be exercisable in cash, or by surrender of Surviving Corporation Common Stock owned by the optionee. Each option will terminate three months after the optionee ceases to be an employee of the Surviving Corporation or a subsidiary for any reason other than death or disability, or six months after the optionee ceases to be an employee as a result of death or disability, and in no event more than ten years from the date of grant. Non-qualified stock options will be transferable to members of an optionee's immediate family (including trusts and partnerships established for the benefit of the optionee and his immediate family).

     Confidentiality and Noncompetition Agreements with the Management Investors. In order to induce Kirtland to enter into the Merger, at the Effective Time each of the Management Investors who will continue as a member of Instron's management after the Merger will enter into a Confidentiality and Noncompetition Agreement with Instron. Under the agreement, each such Management Investor will maintain confidentiality of trade secrets, customer lists and other confidential business information of Instron and its subsidiaries, and will not engage in Competition (as such term is defined in the Confidentiality and Noncompetition Agreement) for so long as he is employed with Instron or any of its subsidiaries and thereafter until the first anniversary of the date on which he last worked for Instron.

     Severance Agreements with the Management Investors. Each Management Investor (other than Mr. McConnell) with an Executive Severance Agreement has agreed to amend such agreement as of the Effective Time. Each such Management Investor had entered into his Executive Severance Agreement on May 14, 1998 and had not entered into any amendments thereto. The amendment modifies the definition of good reason in the Executive Severance Agreement. The Executive Severance Agreements currently provide that the termination by an executive of such executive's employment with Instron for "good reason" will entitle the executive to receive certain severance compensation and benefits. The amendment revises part of the definition of "good reason". As amended, the Executive Severance Agreement will provide that the termination by an executive of such executive's employment with Instron constitutes "good reason" if the Surviving Corporation fails to maintain the executive in an executive position with duties and responsibilities in the aggregate normally associated with an executive at the Surviving Corporation at a vice president level or higher, or if the executive's title is reduced to below a vice president or, except for John R. Barrett, the executive is no longer a member of the Executive Committee of the Surviving Corporation. The amended Executive Severance Agreement will not apply to any termination of employment that occurs after the second anniversary of the Effective Time, or to any change in control that occurs after the Effective Time.

     Deferred Compensation Agreement with James M. McConnell. At the Effective Time, the Surviving Corporation and Mr. McConnell will enter into a Deferred Compensation Agreement to replace severance compensation and benefits otherwise payable to Mr. McConnell under his existing Executive Severance Agreement which had been entered into by Mr. McConnell on May 14, 1998. Pursuant to such agreement, the Surviving Corporation will credit $1,200,000 to a nonforfeitable deferred compensation account for Mr. McConnell. The Surviving Corporation will credit interest on the value of the account in arrears on the last business day of each quarter at a rate of interest equal to the composite "prime rate" as quoted in the Eastern Edition of the Wall Street Journal for that day. The account will be paid to Mr. McConnell in five annual installments commencing on the fifth anniversary of the Effective Time; provided that commencement of payments will be accelerated in the event of Mr. McConnell's disability, death or termination without cause. In addition, upon a change in control of the Surviving Corporation, the account will be paid to Mr. McConnell in a lump sum.

     In the event that any amount to be paid under the Deferred Compensation Agreement would be an "excess parachute payment" within the meaning of the Code, then the Surviving Corporation may propose that the payments to be made under the agreement be reduced to the minimum extent necessary so that no portion of such payment, if so reduced, constitutes an excess parachute payment. If Mr. McConnell agrees to any such reduction, interest credited to the account will be reduced to the minimum extent necessary so that no portion of such interest to be paid, as so reduced, constitutes an excess parachute payment. If Mr. McConnell does not agree to such reduction, then the Surviving Corporation may accelerate payments to Mr. McConnell to the extent required so that no payment to Mr. McConnell under the agreement will constitute an excess parachute payment. Mr. McConnell is entitled to receive in the same manner as provided in Mr. McConnell's Executive Severance Agreement an additional "gross-up payment" to the extent necessary to offset any federal, state and local income tax, employment tax and excise tax upon the excess parachute payment.


     Voting Agreement. Pursuant to a Voting Agreement dated as of May 6, 1999 (the "Voting Agreement"), the Other Investors and certain of their affiliates and the Management Investors and certain of their affiliates agreed with MergerCo to vote (or cause to be voted) at the Special Meeting all of the shares of Instron Common Stock (the "Voting Shares") owned by them in favor of the proposal to approve the Merger Agreement. The Other Investors and certain of their affiliates and the Management Investors and certain of their affiliates also agreed (i) not to sell, tender, transfer, pledge, encumber, assign or otherwise dispose of any Voting Shares, or deposit any Voting Shares into a voting trust or enter into a voting agreement or arrangement with respect to voting any Voting Shares, or grant any proxy or power of attorney with respect thereto, (ii) to waive their appraisal rights with respect to the Voting Shares, and (iii) at the request of Kirtland, to take further lawful actions as may be necessary or desirable to consummate and make effective the transactions contemplated by the Voting Agreement. The Voting Shares represent approximately 22.4% of the outstanding shares of Instron Common Stock.


     The Voting Agreement will terminate upon the earlier of the consummation of the Merger or the termination of the Merger Agreement without consummation of the Merger.

     Stockholders Agreement. Upon consummation of the Merger, members of the Investor Group will enter into the Stockholders Agreement. The Stockholders Agreement provides that the stockholders of the Surviving Corporation may not transfer their shares of Surviving Corporation Common Stock except under certain circumstances. Under the Stockholders Agreement, the Surviving Corporation has a right of first refusal in the event that an Other Investor or a Management Investor wishes to sell shares of Surviving Corporation Common Stock, or, in the event that the Surviving Corporation does not exercise its right of first refusal, the nontransferring stockholders (other than any management stockholder who is no longer an employee of the Surviving Corporation) will have the opportunity to purchase such shares. The Stockholders Agreement also provides that the Other Investors and the Management Investors will have the opportunity to participate in certain sales of Surviving Corporation Common Stock by the Equity Investor, and the Equity Investor has the right to cause the Other Investors and the Management Investors to participate in certain such sales. In addition, the Stockholders Agreement provides for certain "puts" and "calls" upon the termination of a Management Investor's employment with the Surviving Corporation.

     Registration Rights Agreement. Upon consummation of the Merger, the Equity Investor, the Other Investors, the Management Investors and the Surviving Corporation will enter into the Registration Rights Agreement, pursuant to which the Other Investors and the Management Investors will have the right to participate, or "piggy-back," in equity offerings initiated by the Surviving Corporation that are registered under the Securities Act, subject, in the case of the Management Investors, to the approval of the underwriters involved with any such equity offering and other customary terms and conditions. In the event that the Equity Investor, in connection with a future business strategy, considers a public offering of Surviving Corporation Common Stock, these registration rights could provide the Other Investors and the Management Investors with a means by which to achieve liquidity for their investments.

     The foregoing summaries of the Confidentiality and Noncompetition Agreements, the amendment to the Executive Severance Agreements, the Deferred Compensation Agreement, the Voting Agreement, the Stockholders Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the actual terms of such agreements, which are filed as exhibits to Instron's
Schedule 13E-3.

     Fees and Expenses. Instron has agreed to pay for the reasonable fees and expenses of the Other Investors' legal counsel up to an aggregate of $40,000. Instron has also agreed to pay for the reasonable fees and expenses of the Management Investors' legal counsel up to an aggregate of $85,000.

     Indemnification and Insurance. Under the Merger Agreement, Instron will indemnify and hold harmless any former or current director, officer, employee, fiduciary or agent of Instron or any of its subsidiaries, and after the Effective Time, the Surviving Corporation will indemnify and hold harmless, as and to the full extent permitted by applicable law, each such indemnified party against any losses, in connection with any threatened or actual claim, action, suit, proceeding or investigation, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer, employee, fiduciary or agent of Instron or any of its subsidiaries, or is or was serving at the request of Instron or any of its subsidiaries as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, or (ii) the negotiation, execution or performance of the Merger Agreement or any of the Transactions (whether asserted or arising before or after the Effective Time). The parties also agree that all rights to indemnification existing in favor of, and all limitations on the personal liability of, the directors, officers, employees and agents of Instron and its subsidiaries provided for in Instron's Restated Articles of Organization or Bylaws as in effect as of the date of the Merger Agreement with respect to matters occurring prior to the Effective Time, and including the Merger and the Transactions, shall continue in full force and effect for a period of six years from the Effective Time.

     Prior to the Effective Time, Instron will purchase an extended reporting period endorsement under its existing directors' and officers' liability insurance coverage for Instron's directors and officers which shall provide such directors and officers with coverage at least as favorable as the current policy for six years following the Effective Time. It is anticipated that the total aggregate cost of such coverage will be approximately $160,000.

     The Beacon Group. The Beacon Group served as financial advisor to the Instron Board and the Special Committee. Two of the thirteen managing directors of The Beacon Group are limited partner investors in Kirtland. The Instron Board, the Special Committee and The Beacon Group believe that the foregoing relationships do not affect The Beacon Group's ability to act independently and impartially as financial advisor to the Instron Board and the Special Committee. The Instron Board and the Special Committee also considered the fact that two of the thirteen managing directors of The Beacon Group were limited partner investors in Kirtland, one of whom was actively involved in advising the Instron Board and the Special Committee during the bidding process. However, the Instron Board and the Special Committee noted that these individuals were passive investors in Kirtland who together owned an approximately 0.12% limited partner interest in Kirtland and did not control in any way the actions of Kirtland. Moreover, two other senior professionals of The Beacon Group with no economic interest in Kirtland were actively involved in advising the Instron Board and the Special Committee during the bidding process. In addition, the Instron Board and the Special Committee noted that under the terms of The Beacon Group's engagement with Instron, The Beacon Group's percentage fee would increase as the price to be paid to the Public Stockholders in any transaction increased. Accordingly, the Instron Board and the Special Committee believed that despite the economic interest in Kirtland held by the two managing directors of The Beacon Group, the terms of The Beacon Group's engagement provided a substantially greater economic incentive to assist Instron in obtaining the highest price for the stockholders in any transaction. In view of the foregoing, the Instron Board and the Special Committee concluded that the aforementioned relationship between the two managing directors of The Beacon Group and Kirtland would not affect The Beacon Group's ability to act independently and impartially as financial advisor to the Instron Board and the Special Committee.

     Special Committee. The members of the Special Committee will be treated in the Merger as Public Stockholders with respect to their shares of Instron Common Stock. Mr. Young owns 25,000 shares of Instron Common Stock and Mr. Moore owns 2,500 shares of Instron Common Stock. The third member of the Special Committee, Mr. Smith, does not own any shares of Instron Common Stock. None of the members of the Special Committee hold any options to purchase Instron Common Stock. Upon consummation of the Merger, Mr. Young will be entitled to receive $550,000 as Cash Merger Consideration for his shares of Instron Common Stock and Mr. Moore will be entitled to receive $55,000 as Cash Merger Consideration for his shares of Instron Common Stock.

     The members of the Special Committee, which held five meetings from March 1999 through the date of this Proxy Statement, will receive compensation from Instron in connection with these committee meetings. In connection with establishing the Special Committee, the Instron Board approved the payment of a one-time fee of $7,500 for, and an amount equal to $1,200 for each meeting of the Special Committee attended by, Mr. Young, the Chairman of the Special Committee. Mr. Young received from Instron an aggregate of $13,500 as compensation for serving as the chairman of the Special Committee. The Instron Board also approved the payment of a one-time fee of $5,000 for, and an amount equal to $700 for each meeting of the Special Committee attended by, each of Messrs. Moore and Smith. Messrs. Moore and Smith each received from Instron an aggregate of $8,500 as compensation for serving on the Special Committee.

     Members of the Special Committee will be entitled to certain indemnification rights and to directors' and officers' liability insurance which will be continued by Instron following the Merger as described above for the current and former officers and directors of Instron.

     The Instron Board and the Special Committee believe that the foregoing arrangements do not affect the Special Committee's independence or impartiality.

CERTAIN EFFECTS OF THE MERGER

     As a result of the Merger, the entire equity interest in Instron as the Surviving Corporation will be owned by the Investor Group. The Public Stockholders will no longer have any interest in, and will not be stockholders of, Instron, and, therefore, will not participate in Instron's future earnings and potential growth. Instead, the Public Stockholders will have the right to receive $22.00 in cash, without interest, for each share of Instron Common Stock held by them immediately prior to the Effective Time (other than shares in respect of which appraisal rights have been perfected). An equity investment in Instron as the Surviving Corporation in the Merger involves substantial risk, including risks resulting from the limited liquidity of an investment in the common stock of Instron as a privately held company and risks resulting from Instron's increased leverage in connection with the financing of the Transactions. Nonetheless, if Instron successfully executes its business strategy, the value of such an equity investment could be considerably greater than the original cost thereof. See " -- Conflicts of Interest" and "Cautionary Statement Concerning Forward-Looking Information."

     Following the Merger, Instron intends to delist the Instron Common Stock from AMEX. The Surviving Corporation does not intend to apply to have the Surviving Corporation Common Stock listed on any national securities exchange or automated quotation system. The registration of Instron Common Stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will terminate in connection with the Merger.

FINANCING OF THE MERGER


     Generally. It is estimated that an aggregate of approximately $174.3 million will be required to consummate the Transactions and pay related fees and expenses. These funds are expected to come from the following sources:



     - an equity investment made by the Equity Investor of approximately $49.8 million, assuming a Net Indebtedness of $3.9 million;


     - borrowings by the Surviving Corporation of approximately $14.0 million under the Credit Facility;

     - borrowings by the Surviving Corporation of approximately $100.0 million from the issuance of debt instruments; and


     - Instron's available cash reserves which, as of April 3, 1999, were approximately $10.5 million.


     Debt Instruments. Kirtland currently anticipates that $100.0 million of the funds necessary to consummate the Transactions will be raised through the issuance of debt instruments by Instron in the private or public capital markets. However, in the event that Kirtland is unable to arrange for such debt financing, Kirtland has obtained the DLJ Bridge Letter pursuant to which DLJ Bridge has committed to purchase from Instron $100.0 million in principal amount of Bridge Notes. If issued by Instron and purchased by DLJ Bridge, it is anticipated that the Bridge Notes would have the following features: (i) subordinated to Instron's senior credit facility (which National City Bank has committed to provide in connection with the Merger); (ii) a term of six and one-half years, subject to certain conditions; (iii) guaranteed by Instron and its subsidiaries if such entity is a guarantor of Instron's senior credit facility; (iv) interest paid quarterly at a fluctuating rate not to exceed 17% and not to be less than 10%; (v) registration and resale rights with respect to the Bridge Notes; and (vi) mandatory redemption upon Instron's issuance of debt or equity or certain asset sales, in any case resulting in proceeds in excess of the amount required to be paid under Instron's senior credit facility. It also is anticipated that the Bridge Notes would contain covenants that are customary for this type of financing including restrictions on indebtedness, dividends, liens, affiliate transactions, stock repurchases, asset sales and mergers.


     Revolving Credit Facility. Kirtland also has received the National City Letter in which National City Bank has committed to provide Instron with the Credit Facility in connection with the Merger. It is expected that the Credit Facility will have the following features: (i) maximum availability of $50.0 million subject to sublimits for the issuance of standby letters of credit and borrowings denominated in a liquid currency other than U.S. dollars; (ii) six-year term; (iii) collateralized by receivables, inventory, equipment and other assets and a first priority lien on 100% of the common stock of Instron's domestic subsidiaries and 65% of the common stock of Instron's foreign subsidiaries; (iv) interest at alternative fluctuating rates, as selected by Instron, of either a prime rate or the federal funds rate plus 0.5%, or a LIBOR rate, in each case plus an applicable margin; (v) required payment of various commitment and other fees; and (vi) customary financial and other representations and warranties and covenants. The availability of the credit contemplated by the National City Letter is dependent upon satisfaction of a number of conditions, including delivery of all required documentation, consummation of the Merger and other Transactions, receipt of all required regulatory approvals, and there not having been any material litigation involving Instron nor any material adverse change in the financial condition or business of Instron. At the closing of the Merger, approximately $14.0 million will be used to finance the consummation of the Transactions. Undrawn amounts under the Credit Facility will be available to support working capital needs and general corporate purposes.


     The foregoing is only a summary of the National City Letter and is qualified in its entirety by reference to the actual terms of the National City Letter, which is filed as an exhibit to Instron's Schedule 13E-3.

     The definitive agreements for the issuance and sale of the debt securities and the Credit Facility have not been negotiated and completed. Accordingly, the terms of such arrangements described above may change as a result of the negotiation of definitive agreements. In addition, the obligation of National City Bank to provide its respective financing is subject to the satisfaction of numerous conditions including, without limitation, the condition that no material adverse change in the business, assets, condition (financial or otherwise) or results of operations of Instron and its subsidiaries taken as a whole shall have occurred and that there shall not have occurred any event or other circumstance which would, individually or in the aggregate, reasonably be expected to result in any such material adverse change prior to the Effective Time.

CONDUCT OF INSTRON'S BUSINESS AFTER THE MERGER

     Instron designs, develops, manufactures, markets, and services materials and structural testing systems, software, and accessories. These products are used principally in research and development and quality control applications to test the mechanical properties of various materials, components, and structures. The materials tested include metals, plastics, textiles, composites, ceramics and rubber. Instron systems test virtually all natural and man-made materials from fragile fibers to the exotic materials needed for space exploration.

     The Investor Group is continuing to evaluate Instron's business, practices, operations, properties, corporate structure, capitalization, management, and personnel and will determine what changes, if any, will be desirable. Such changes may include, without limitation, entering into an extraordinary corporate transaction, a sale of assets, a change in the composition of the Instron Board, or a change in Instron's dividend policy. Subject to the foregoing, the Investor Group expects that the day-to-day business and operations of Instron will be conducted substantially as they are currently being conducted by Instron.

     It is expected that the Management Investors who are members of Instron's management prior to the Merger will remain as management of the Surviving Corporation. Such Management Investors, other than John R. Barrett, will also serve on the Executive Committee of the Surviving Corporation. The Investor Group does not currently contemplate any material change in the composition of management or personnel. The Board of Directors of the Surviving Corporation will be comprised of Mr. McConnell, one person designated by Mr. McConnell, and at least three persons designated by Kirtland.

                              THE SPECIAL MEETING

DATE, TIME, AND PLACE OF THE SPECIAL MEETING


     The Special Meeting will be held on August 18, 1999, at 10:00 a.m., local time, at the Hilton Dedham Place, 25 Allied Drive, Dedham, Massachusetts 02026.


PROXY SOLICITATION


     This Proxy Statement is being solicited by the Instron Board. All expenses incurred in connection with solicitation of the enclosed proxy will be paid by Instron. Officers, directors, and regular employees of Instron, who will receive no additional compensation for their services, may solicit proxies by telephone or personal call. In addition, Instron has retained MacKenzie Partners, Inc. to solicit proxies for a fee of $5,500 plus expenses. Instron has requested brokers and nominees who hold stock in their names to furnish this proxy material to their customers, and Instron will reimburse such brokers and nominees for their related out-of-pocket expenses. This Proxy Statement and the accompanying proxy card are being mailed to stockholders on or about July 21, 1999.


MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING


     At the Special Meeting, Instron stockholders will be asked to consider and vote upon a proposal to approve the Merger Agreement. A copy of the Merger Agreement is attached as Appendix A to this Proxy Statement. Instron stockholders may also be asked to vote on adjournment of the Special Meeting if a motion to adjourn the Special Meeting is properly brought.


RECORD DATE AND QUORUM REQUIREMENT

     Instron Common Stock was the only class of voting security of Instron outstanding as of the Record Date. The Instron Board has fixed the close of business on July 12, 1999 as the Record Date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting. Each holder of record of Instron Common Stock at the close of business on the Record Date is entitled to one vote for each share then held on each matter submitted to a vote of stockholders. At the close of business on the Record Date, there were 6,978,448 shares of Instron Common Stock issued and outstanding held by approximately 417 holders of record.

     The holders of a majority of the outstanding shares entitled to vote at the Special Meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business. Abstentions are counted for purposes of determining the presence or absence of a quorum for the transaction of business.

VOTING PROCEDURES


     Pursuant to the MBCL, approval of the Merger Agreement, which is attached as Appendix A hereto, will require the affirmative vote of the holders of two-thirds of the outstanding shares of Instron Common Stock entitled to vote at the Special Meeting. A failure to vote or a vote to abstain will have the same legal effect as a vote cast against approval of the Merger Agreement. Brokers and, in many cases, nominees will not have discretionary power to vote on the proposal to be presented at the Special Meeting. Accordingly, beneficial owners of shares should instruct their brokers or nominees how to vote. A broker non-vote will have the same effect as a vote against the Merger Agreement.



     Any proposal to adjourn the Special Meeting for the purpose of soliciting additional proxies must be approved by a majority of the Instron stockholders present in person or by proxy. Votes to abstain or broker non-votes will constitute, in effect, votes against such adjournment. If the Special Meeting is adjourned for any purpose, at any subsequent reconvening of the Special Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the meeting (except for any proxies which have been revoked or withdrawn), notwithstanding that they may have been voted on the same or any other matter at a previous meeting.


     The Merger was not structured so that approval of at least a majority of Instron stockholders not affiliated with Instron or the Investor Group is required in order to consummate the Merger.

     Any stockholder of Instron has the right to dissent from approval of the Merger Agreement and, subject to strict compliance with certain requirements and procedures set forth in Sections 85 to 98, inclusive, of the MBCL, to receive payment of the "fair value," as defined in the MBCL, of his or her shares of Instron Common Stock. See "Appraisal Rights."


VOTING AND REVOCATION OF PROXIES


     A stockholder giving a proxy has the power to revoke it at any time before it is exercised by (i) filing with the Clerk of Instron an instrument revoking it, (ii) submitting a duly executed proxy bearing a later date or (iii) voting in person at the Special Meeting. Subject to such revocation, all shares represented by each properly executed proxy received by the Clerk of Instron will be voted in accordance with the instructions indicated thereon, and if no instructions are indicated, will be voted FOR approval of the Merger Agreement, FOR adjournment of the Special Meeting for the purpose of soliciting additional proxies and in such manner as the persons named on the enclosed proxy card in their discretion determine upon such other business as may properly come before the Special Meeting.


     The shares of Instron Common Stock represented by the accompanying proxy card and entitled to vote will be voted if the proxy card is properly signed and received by the Clerk of Instron prior to the Special Meeting.

VOTING AGREEMENT


     Pursuant to the Voting Agreement, the Other Investors and certain of their affiliates and the Management Investors and certain of their affiliates agreed with MergerCo to vote (or cause to be voted) at the Special Meeting the Voting Shares in favor of the proposal to approve the Merger Agreement. The Other Investors and certain of their affiliates and the Management Investors and certain of their affiliates also agreed (i) not to sell, tender, transfer, pledge, encumber, assign or otherwise dispose of any Voting Shares, or deposit any Voting Shares into a voting trust or enter into a voting agreement or arrangement with respect to voting any Voting Shares or grant any proxy or power of attorney with respect thereto, (ii) to waive their appraisal rights with respect to the Voting Shares, and (iii) at the request of Kirtland, to take further lawful actions as may be necessary or desirable to consummate and make effective the transactions contemplated by the Voting Agreement. The Voting Shares represent approximately 22.4% of the outstanding shares of Instron Common Stock.


     The Voting Agreement will terminate upon the earlier of the consummation of the Merger or the termination of the Merger Agreement without consummation of the Merger.

EFFECTIVE TIME OF THE MERGER AND PAYMENT FOR SHARES


     The Effective Time of the Merger, which shall be the date and time of filing of Articles of Merger with the Secretary of State of The Commonwealth of Massachusetts, is currently expected to occur as soon as practicable after the Special Meeting, subject to approval of the Merger Agreement at the Special Meeting and satisfaction or waiver of the terms and conditions of the Merger Agreement. Detailed instructions with regard to the surrender of Instron Common Stock certificates, together with a letter of transmittal, will be forwarded to stockholders by Instron's exchange agent, BankBoston, N.A. (the "Exchange Agent"), promptly following the Effective Time. Stockholders should not submit their certificates to the Exchange Agent until they have received such materials. The Exchange Agent will send payment of the Cash Merger Consideration to stockholders as promptly as practicable following receipt by the Exchange Agent of their certificates and other required documents. No interest will be paid or accrued on the cash payable upon the surrender of certificates. Stockholders should not send any certificates at this time.


OTHER MATTERS TO BE CONSIDERED

     The Instron Board is not aware of any other matters which will be brought before the Special Meeting. If, however, other matters are presented, proxies will be voted in accordance with the discretion of the holders of such proxies.

                                   THE MERGER

TERMS OF THE MERGER AGREEMENT

     General. The Merger Agreement provides that subject to satisfaction of certain conditions, MergerCo will be merged with and into Instron, and that following the Merger, the separate existence of MergerCo will cease and Instron will continue as the Surviving Corporation. At the Effective Time, and subject to the terms and conditions set forth in the Merger Agreement, each share of issued and outstanding Instron Common Stock (other than shares of Instron Common Stock owned by Instron or any of its wholly-owned subsidiaries, or owned by MergerCo, or shares of Instron Common Stock as to which appraisal rights are properly perfected and not withdrawn (collectively the "Excluded Shares")), will, by virtue of the Merger, be canceled and converted into the right to receive the Cash Merger Consideration. As a result of the Merger, the Instron Common Stock will no longer be publicly traded and the equity of the Surviving Corporation will be 100% owned by the Investor Group.

     The terms of and conditions to the Merger are contained in the Merger Agreement which is included in full as Appendix A to this Proxy Statement and is incorporated herein by reference. The discussion in this Proxy Statement of the Merger and the description of the terms of the Merger Agreement constitute a summary of the material features of the Merger and the material terms of the Merger Agreement.

     Merger Consideration. At the Effective Time, each share of Instron Common Stock issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) will be converted into the right to receive the Cash Merger Consideration. All such shares of Instron Common Stock, when converted pursuant to the Merger Agreement, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate (a "Certificate"), which immediately prior to the Effective Time evidenced shares of Instron Common Stock, shall thereafter represent only the right to receive the Cash Merger Consideration. The holders of Certificates previously evidencing shares of Instron Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to the Instron Common Stock except as otherwise provided in the Merger Agreement or by law and, upon the surrender of Certificates in accordance with the Merger Agreement, shall only represent the right to receive for their shares of Instron Common Stock, the Cash Merger Consideration, without any interest thereon.

     At the Effective Time, each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time will be converted into one share of Surviving Corporation Common Stock. All such shares of Series B Preferred Stock, when converted pursuant to the Merger Agreement, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously evidencing such shares of Series B Preferred Stock shall thereafter represent only the right to receive shares of Surviving Corporation Common Stock. The holders of certificates previously evidencing shares of Series B Preferred Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to the Series B Preferred Stock except as otherwise provided in the Merger Agreement or by law. The Management Investors will in the aggregate have 33,042 shares of Series B Preferred Stock converted in the Merger into 33,042 shares of Surviving Corporation Common Stock. In addition, the Other Investors will in the aggregate have 32,000 shares of Series B Preferred Stock converted in the Merger into 32,000 shares of Surviving Corporation Common Stock.

     Payment for Shares. Promptly after the Effective Time, MergerCo will cause the Exchange Agent to mail to each holder of record of a Certificate (other than holders of Excluded Shares) a form of letter of transmittal and instructions for use in effecting the surrender of the Certificate in exchange for payment therefor. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such duly executed letter of transmittal, and any additional requested items, the holder of such Certificate will be entitled to receive in exchange therefor cash in an amount equal to the product of (x) the number of shares of Instron Common Stock represented by such Certificate and (y) the Cash Merger Consideration (net of any applicable withholding taxes).

     Cash-Out of Instron Stock Options. The Merger Agreement provides that each option to purchase shares of Instron Common Stock under Instron's stock option plans will become fully vested and exercisable, immediately prior to the Merger. Holders of options outstanding immediately prior to the Effective Time, other than certain options held by certain Management Investors which are to be assumed by the Surviving Corporation and converted into the Rollover Options (the "Cash-Out Options"), will receive cash equal to the product of (x) the number of shares of Instron Common Stock underlying the Cash-Out Option and (y) the excess of the Cash Merger Consideration over the per share exercise price of such Cash-Out Option (the "Option Consideration"). Such holder will be entitled to receive the Option Consideration from Instron upon the cancellation of such Cash-Out Option and the surrender and cancellation of the applicable option agreement. In connection with the Merger, as of April 3, 1999, holders of Cash-Out Options to purchase an aggregate of 587,797 shares of Instron Common Stock will be entitled to receive as Option Consideration an aggregate of approximately $5.5 million. In addition, options to purchase up to an aggregate of 125,000 shares of Instron Common Stock held by certain Management Investors will be assumed by the Surviving Corporation and converted into the Rollover Options. The Rollover Options will be governed by the 1992 Plan and the Stock Option Agreements. The Rollover Options will be fully vested and exercisable immediately upon consummation of the Merger.


     Payment for Restricted Stock Awards. In connection with the Merger Agreement, all restricted stock awards granted under Instron's stock option plans, other than restricted stock awards held by certain Management Investors which will be converted into restricted shares of Surviving Corporation Common Stock as described below, have vested or will vest (as of the date of approval of the Merger Agreement by the Instron stockholders at the Special Meeting) and the restrictions associated with such restricted stock awards have or will be deemed automatically waived. The shares of Instron Common Stock subject to such restricted stock awards will be treated in the Merger as Instron Common Stock and converted into the right to receive the Cash Merger Consideration. Certain Management Investors have agreed to waive the vesting of their restricted stock awards with respect to an aggregate of 25,340 shares of Instron Common Stock; as a result, these shares of restricted stock will not be cashed out as described above, and, instead, will be assumed by the Surviving Corporation. Prior to the Effective Time, the 25,340 shares of Instron Common Stock subject to such restricted stock awards will be exchanged for 5,068 shares of Series B Preferred Stock and, in the Merger, such shares of Series B Preferred Stock will be converted into a like number of shares of restricted Surviving Corporation Common Stock. Such shares will continue to be subject to the 1992 Plan and will be subject to the Restricted Stock Award Agreements.

     Transfer of Shares. At the Effective Time, the stock transfer books of Instron will be closed and there will be no further registration of transfer of shares of Instron Common Stock thereafter on the records of Instron. If after the Effective Time, any Certificates are presented to the Surviving Corporation or the Exchange Agent, they will be surrendered and canceled in return for the payment of the Cash Merger Consideration.


     Conditions to the Merger. Each party's respective obligation to effect the Merger is subject to the fulfillment or waiver, if permissible, at or prior to the Closing Date, of each of the following conditions: (i) the approval and adoption of the Merger Agreement by the affirmative vote of the holders of two-thirds of the outstanding shares of Instron Common Stock entitled to vote at the Special Meeting; (ii) the waiting period (and any extension thereof) applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated; (iii) all necessary approvals, authorizations and consents of any governmental or regulatory entity required to consummate the Merger shall have been obtained and remain in full force and effect, and all waiting periods relating to such approvals, authorizations and consents shall have expired or been terminated; (iv) no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental authority nor any statute, rule, regulation or executive order promulgated or enacted by any governmental authority shall be in effect which would make the consummation of the Merger illegal, or otherwise restrict, prevent or prohibit the consummation of any of the Transactions, including the Merger; and (v) each of the Instron Board and the Board of Directors of MergerCo (the "MergerCo Board") shall have received a letter from an appraisal firm reasonably satisfactory to Instron indicating that immediately after the Effective Time, and after giving effect to the Merger and the financing thereof, that the Surviving Corporation will not be insolvent or have unreasonably small capital with which to engage in its business.

     The obligations of MergerCo to effect the Merger are further subject to the following conditions: (i) those representations and warranties of Instron set forth in the Merger Agreement which are qualified by materiality or words of similar effect shall be true and correct, and those representations and warranties of Instron set forth in the Merger Agreement which are not so qualified shall be true and correct in all material respects, in each case as of the date of the Merger Agreement and as of the date of the closing date of the Merger Agreement (the "Closing Date") as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all material respects as of such date); (ii) Instron shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement; (iii) Instron shall have obtained or made all third party consents, authorizations, orders or approvals identified in the Merger Agreement or otherwise identified by MergerCo (unless not material); (iv) there shall not have been entered any order of any governmental entity which prohibits or limits Instron's or any of its subsidiaries' ability to own or operate any of its business, properties or assets which is material to Instron and its subsidiaries as a whole, or compels Instron or any of its subsidiaries to dispose of or hold separate any portion of Instron's or its subsidiaries' business, properties or assets which is material to Instron and its subsidiaries as a whole; (v) there shall not have occurred any material adverse change in the business, assets, condition (financial or otherwise) or results of operations of Instron and its subsidiaries taken as a whole; (vi) there shall not have occurred any material disruption or material adverse change in the banking, financial or capital markets generally or in the market for senior credit facilities or for new issuances of high yield securities which has caused either of Kirtland's lenders to withdraw its respective commitment to provide financing as contemplated by their respective financing commitment letters (a "Financing Material Adverse Change"); (vii) as of immediately prior to the Effective Time, no more than 5% of the outstanding shares of Instron Common Stock shall have taken actions to assert dissenter's rights under the MBCL; (viii) the Commission shall not have disapproved the statement in this Proxy Statement to the effect that the Merger shall be treated as a recapitalization for accounting purposes;
(ix) there shall not be pending any action, claim, proceeding or investigation instituted by any governmental entity challenging or prohibiting the consummation of the Merger and the other Transactions; (x) the exchange of the shares of Instron Common Stock of the Other Investors and the Management Investors for Series B Preferred Stock contemplated by the Merger Agreement shall have been completed to the reasonable satisfaction of MergerCo; and (xi) Instron's Net Indebtedness on the Closing Date shall not exceed $13.0 million.

     The obligation of Instron to effect the Merger is further subject to the following conditions: (i) those representations and warranties of Kirtland and MergerCo set forth in the Merger Agreement which are qualified by materiality or words of similar effect shall be true and correct, and those representations and warranties of Kirtland and MergerCo set forth in the Merger Agreement which are not so qualified shall be true and correct in all material respects, in each case, as of the date of the Merger Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all material respects as of such date); and (ii) each of Kirtland and MergerCo shall have performed all obligations required to be performed by it under the Merger Agreement, except where any failure to perform would, individually or in the aggregate, not materially impair or significantly delay the ability of Instron to consummate the Merger.

     EVEN IF THE STOCKHOLDERS APPROVE THE MERGER, THERE CAN BE NO ASSURANCE THAT THE MERGER WILL BE CONSUMMATED.

     Representations and Warranties. Instron has made representations and warranties in the Merger Agreement regarding, among other things, its organization and good standing, authority to enter into the Transactions, compliance with all applicable laws, its capitalization, its financial statements, its ownership of all subsidiaries and their organization and good standing, requisite governmental and other consents and approvals, the content and submission of forms and reports required to be filed by Instron with the Commission, absence of litigation to which Instron is a party, the absence of certain changes in the business of Instron since December 31, 1998, requisite tax filings, maintenance of books and records, properties owned or leased by the Company, ownership or licence for all material intellectual property, environmental matters, employee benefits, labor matters, brokers and finders fees, opinion of financial advisor, Year 2000 compliance, insurance, absence of defaults under material contracts, and takeover laws.

     Certain of Instron's representations and warranties in the Merger Agreement are qualified by the term "Company Material Adverse Effect." For purposes of the Merger Agreement, a "Company Material Adverse Effect" means a material adverse effect on the business, results of operations or condition (financial or otherwise) of Instron and its subsidiaries taken as a whole.

     MergerCo and Kirtland have, jointly and severally, made representations and warranties in the Merger Agreement regarding, among other things, their organization and good standing, authority to enter into the Transactions, the requisite governmental and other consents and approvals, required financing, takeover laws, formation of MergerCo, MergerCo's beneficial ownership of shares of Instron Common Stock, and the financial condition of Kirtland.

     Certain of the representations and warranties of MergerCo and Kirtland are qualified by the term "Parent Material Adverse Effect." For purposes of the Merger Agreement, a "Parent Material Adverse Effect" means a material adverse effect on the business, results of operations or condition (financial or otherwise) of Kirtland.

     The representations, warranties, and agreements in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement will expire at the Effective Time.

     Covenants. Instron has agreed under the Merger Agreement that during the period from the date of the Merger Agreement to the Effective Time, except as otherwise contemplated by the Merger Agreement or otherwise agreed to in writing by MergerCo or Parent, Instron shall, and shall cause each of its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course, consistent with past practice, and use their best efforts to preserve intact their present business organizations, keep available the services of their present advisors, managers, officers and employees and preserve their relationships with customers, suppliers, licensors and others having business dealings with them and continue existing contracts as in effect on the date of the Merger Agreement (for the term provided in such contracts). Specifically, Instron has agreed not to, among other things, (i) pay dividends or make distributions, or take certain actions with respect to its capital stock, (ii) authorize the issuance of securities (except in connection with the Transactions), (iii) acquire, dispose or encumber any assets outside the ordinary course of business, (iv) make loans, advances or capital contributions other than in the ordinary course of business, (v) pay any liabilities (other than in the ordinary course of business or in connection with the Transactions),
(vi) take certain actions with respect to employee benefits, (vii) amend its organizational documents (except in connection with the Transactions), or (viii) settle or compromise any litigation.

     Instron, MergerCo and Kirtland each have also agreed to prepare and file certain filings required under the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act (including this Proxy Statement), or any other federal, state or foreign law relating to the Merger and the other Transactions.

     Financing. Under the Merger Agreement, each of Kirtland and MergerCo agreed to use its reasonable best efforts to arrange the financing of the Transactions and to satisfy the conditions set forth in the financing commitment letters from Kirtland's lenders. In the event that they are unable to arrange any portion of the financing in the manner or from the sources contemplated by such financing commitment letters, Kirtland and MergerCo will arrange (or in the event that such inability arises as a result of a Financing Material Adverse Change, use its reasonable best efforts to arrange) any such portion from alternative sources on substantially the same terms and with substantially the same conditions as the portion of the financing that Kirtland and MergerCo were unable to arrange. Instron will use its reasonable best efforts to assist Kirtland and MergerCo in obtaining the financing for the Transactions.

     Solicitation of Acquisition Proposals. Under the Merger Agreement, Instron is prohibited from authorizing or permitting any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it, to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing non-public information), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes a proposed or actual (A) merger, consolidation or similar transaction involving Instron, (B) sale, lease or other disposition, directly or indirectly, of any assets of Instron or its subsidiaries representing 15% or more of the consolidated assets of Instron and its subsidiaries, (C) issue, sale or other disposition by Instron of securities representing 15% or more of the votes associated with the outstanding securities of Instron, (D) tender offer or exchange offer in which any person or group shall acquire beneficial ownership, or the right to acquire beneficial ownership, of 15% or more of the outstanding shares of Instron Common Stock, or
(E) recapitalization, restructuring, liquidation, dissolution, or other similar type of transaction with respect to Instron (an "Acquisition Proposal"), or (ii) participate in any discussions or negotiations regarding an Acquisition Proposal; provided, however, that at any time prior to the approval of the Merger Agreement by the Instron stockholders, if Instron receives an Acquisition Proposal that was unsolicited or that did not otherwise result from a breach of the foregoing restrictions, Instron may furnish non-public information to and participate in negotiations with the third party making the Acquisition Proposal if (X) the Instron Board determines based on the advice of independent legal counsel that failure to do so would be reasonably likely to constitute a breach of its fiduciary duties to the Instron stockholders under applicable law, and
(Y) the Instron Board determines that such Acquisition Proposal is reasonably likely to lead to an Acquisition Proposal that the Instron Board determines, on the advice of its financial advisor, is more favorable to the Instron stockholders from a financial point of view than the Transactions (a "Superior Proposal"). Notwithstanding the foregoing, Instron shall, prior to furnishing any non-public information with respect to Instron and its subsidiaries to such third party, enter into a confidentiality agreement with such third party on terms no less favorable than those in the confidentiality agreement executed by Instron and Kirtland. Instron shall promptly notify (but in any event within two calendar days) MergerCo of Instron's first receipt of a written Acquisition Proposal by such third party and of the material terms and conditions thereof. Instron generally shall have no duty to notify or update Kirtland or MergerCo on the status of discussions or negotiations (including the status of such Acquisition Proposal or any amendments or proposed amendments thereto) between Instron and such third party.

     The Merger Agreement also provides that at any time prior to the approval of the Merger Agreement by the Instron stockholders, the Instron Board may (i) withdraw or modify in a manner material and adverse to Kirtland or MergerCo its approval or recommendation of the Merger Agreement or the Merger, (ii) approve or recommend an Acquisition Proposal to its stockholders or (iii) cause Instron to enter into any definitive acquisition agreement with respect to an Acquisition Proposal, in each such case if (A) the Instron Board determines based on the advice of independent legal counsel that failure to take such action would be reasonably likely to constitute a breach of its fiduciary duties to the Instron stockholders under applicable law, and (B) the Instron Board determines based on the advice of its financial advisors that such Acquisition Proposal constitutes a Superior Proposal.

     Indemnification and Insurance. Under the Merger Agreement, Instron will indemnify and hold harmless any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, employee, fiduciary or agent of Instron or any of its subsidiaries, and after the Effective Time the Surviving Corporation will indemnify and hold harmless, as and to the full extent permitted by applicable law, each such indemnified party against, any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys' fees and expenses), judgments, fines and amounts paid in settlement in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director, officer, employee, fiduciary or agent of Instron or any of its subsidiaries is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer, employee, fiduciary or agent of Instron or any of its subsidiaries, or is or was serving at the request of Instron or any of its subsidiaries as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, or (ii) the negotiation, execution or performance of the Merger Agreement or any of the Transactions (whether asserted or arising before or after the Effective Time). The parties also agree that all rights to indemnification existing in favor of, and all limitations on the personal liability of, the directors, officers, employees and agents of Instron and its subsidiaries provided for in Instron's Restated Articles of Organization or Amended and Restated Bylaws as in effect as of the date of the Merger Agreement with respect to matters occurring prior to the Effective Time, and including the Merger and the Transactions, shall continue in full force and effect for a period of six years from the Effective Time.

     Prior to the Effective Time, Instron shall purchase an extended reporting period endorsement under its existing directors' and officers' liability insurance coverage for Instron's directors and officers which shall provide such directors and officers with coverage at least as favorable as the current policy for six years following the Effective Time. If, however, the total aggregate cost of such coverage exceeds $175,000, then Instron will instead maintain, for such six-year period, the maximum amount of comparable coverage as shall be available for $175,000 on such terms.


     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger Agreement by the Instron stockholders: (a) by mutual written consent of MergerCo and Instron;
(b) by either of Instron or MergerCo (i) if the Instron stockholders shall have failed to give the required approval of the Merger Agreement, (ii) if any governmental authority shall have issued a permanent injunction or taken such other final and non-appealable action which permanently restrains, enjoins or otherwise prohibits the Merger, or (iii) if, without any material breach by the terminating party of its obligations under the Merger Agreement, the Merger shall not have occurred on or before November 30, 1999; (c) by Instron (i) in connection with entering into a definitive agreement to effect a Superior Proposal, (ii) if MergerCo or Kirtland shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements, which breach is not cured within 15 days following receipt by MergerCo or Kirtland of notice of such breach, except, in any case, for such breaches which are not reasonably likely to affect Kirtland's or MergerCo's ability to consummate the Merger, or (iii) after 60 days following receipt by Instron of a Kirtland Financing Notice; (d) by MergerCo (i) if Instron shall have breached in any respect any of its respective representations, warranties or covenants, which breach is not cured within 15 days following receipt by Instron of notice of such breach, except, in any case, for such breaches of such representations and warranties which are not reasonably likely to result in a Company Material Adverse Effect, (ii) if the Instron Board shall (A) fail to include a recommendation in this Proxy Statement of the Merger Agreement and the Transactions, (B) withdraw or modify or change, or propose or announce any intention to withdraw or modify or change, in a manner material and adverse to MergerCo, its approval or recommendation of the Merger Agreement or the Transactions, (C) approve or recommend or propose to announce any intention to approve or recommend any Acquisition Proposal, or (D) propose or announce any intention to enter into any agreement, other than a confidentiality agreement, with respect to an Acquisition Proposal, or (iii) after 60 days following delivery by Kirtland or MergerCo to Instron of a Kirtland Financing Notice.


     Fees and Expenses. Generally, Instron, on the one hand, and Kirtland and MergerCo on the other hand, will pay their own fees, costs, and expenses incurred in connection with the Merger Agreement and the Transactions. However, Instron will pay MergerCo "liquidated damages" in an amount equal to $5.0 million plus an amount equal to the reasonable out-of-pocket costs and expenses incurred by Kirtland and MergerCo in connection with the Merger Agreement and the Transactions (not to exceed $1.0 million) under certain circumstances, including if:

     - MergerCo terminates the Merger Agreement as a result of Instron having wilfully breached its obligation to call a special meeting of stockholders or to take certain actions with respect to the preparation of this Proxy Statement;

     - Instron terminates the Merger Agreement in connection with entering into a definitive agreement to effect a Superior Proposal;

     - MergerCo terminates the Merger Agreement because of a material and adverse withdrawal, modification or change in the approval or recommendation of the Instron Board of the Merger Agreement or the Transactions; or

     - Either Instron or MergerCo terminates the Merger Agreement because the Instron stockholders shall have failed to approve the Merger Agreement and, within nine months of such termination, Instron enters into a definitive agreement with respect to another acquisition transaction with a person or an affiliate thereof who had made a proposal for an acquisition transaction directly to the Instron stockholders or publicly announced such a transaction or solicited proxies or consents in opposition to the Merger prior to the Special Meeting.

     Amendment. Subject to applicable law, the Merger Agreement may be amended by the parties to the Merger Agreement; provided, however, that, after the Merger Agreement is approved by the Instron stockholders, no such amendment shall be made that requires further approval by the Instron stockholders without obtaining such approval. Any amendment to the Merger Agreement must be in writing and signed by the parties to the Merger Agreement.

ESTIMATED FEES AND EXPENSES OF THE MERGER

     Estimated fees and expenses incurred or to be incurred by the Surviving Corporation in connection with the Transactions are approximately as follows:

Financial advisory fees.....................................  $  750,000
Lender fees and expenses....................................   4,500,000
Legal, accounting and printing fees and expenses............   1,750,000
Investment banking fees and expenses........................   1,365,000
Exchange Agent fees and expenses............................      35,000
Proxy solicitation fees and expenses........................      25,000
Commission filing fee.......................................      30,333
Miscellaneous expenses......................................      44,667
          Total.............................................  $8,500,000

                                APPRAISAL RIGHTS


     Sections 85 through 98, inclusive, of the MBCL (a copy of which is attached hereto as Appendix C) entitle any holder of record of shares of Instron Common Stock who files a written objection to the proposal to approve the Merger Agreement (the "Merger Proposal") before the vote to approve such proposal is taken at the Special Meeting and who does not vote in favor of the Merger Proposal to demand in writing that the Surviving Corporation pay to such stockholder in cash the fair value of such shares (exclusive of any element of value arising out of the expectation or accomplishment of the Merger).


     Any person having a beneficial interest in shares of Instron Common Stock that are held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect such beneficial owner's appraisal rights, if any.

     Any stockholder of record contemplating making a demand for appraisal is urged to review carefully the provisions of Sections 85 through 98 of the MBCL, particularly the procedural statute specifying the requirements necessary to perfect dissenter's appraisal rights thereunder. Appraisal rights will be lost if the procedural requirements of Sections 85 through 98 of the MBCL are not fully satisfied.

     SET FORTH BELOW IS A SUMMARY OF THE PROCEDURES RELATING TO THE EXERCISE OF APPRAISAL RIGHTS. THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROVISIONS OF SECTIONS 85 THROUGH 98 OF THE MBCL AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO APPENDIX C HERETO AND TO ANY AMENDMENTS TO SUCH SECTIONS AS MAY BE ADOPTED AFTER THE DATE OF THIS PROXY STATEMENT.

     Filing Written Objection. An Instron stockholder who intends to exercise appraisal rights must deliver to Instron prior to the vote of the Instron stockholders on the Merger Proposal, a written objection to the Merger Proposal, stating that such stockholder intends to demand payment for the shares of Instron Common Stock held by such stockholder if the Merger is consummated. Such written objection should be addressed to Instron Corporation, 100 Royall Street, Canton, Massachusetts 02021, Attention: Corporate Clerk. A vote against the Merger Proposal will not satisfy the requirement that a written objection be filed with Instron. The written objection to the Merger Proposal must be in addition to and separate from any proxy or vote against the Merger Proposal.

     No Vote in Favor of the Merger Proposal. Shares of Instron Common Stock for which appraisal is sought must not be voted in favor of the Merger Proposal. The submission of a signed blank proxy card will serve to waive appraisal rights, but failure to return a proxy card or vote (or abstaining from vote) will not waive appraisal rights.

     Notice By Surviving Corporation. Within ten days after the Effective Time, the Surviving Corporation will notify each holder of record of shares of Instron Common Stock who has purported to comply with the provisions of Section 86 of the MBCL and whose shares were not voted in favor of the Merger Proposal that the Merger has become effective as provided in Section 88 of the MBCL. The giving of such notice shall not be deemed to create any rights in the stockholder receiving the same to demand payment for such holder's shares of Instron Common Stock. The notice shall be sent by registered or certified mail, addressed to the stockholder at such stockholder's last known address as it appears in the records of Instron immediately prior to the Effective Time.

     Written Demand. Within twenty days after the mailing of notice by the Surviving Corporation, any dissenting stockholder who wishes to exercise appraisal rights must demand in writing from the Surviving Corporation payment for the fair value of such holder's shares of Instron Common Stock. Such written demand should be sent to the Surviving Corporation, 100 Royall Street, Canton, Massachusetts 02021, Attention: Corporate Clerk. The Surviving Corporation is required to make payment of the fair value of the shares of Instron Common Stock owned by each dissenting stockholder within thirty days (the "Payment Period") after the expiration of the twenty day period during which a written demand for payment may be made. If the Surviving Corporation and such stockholder shall have agreed as to the fair value of such shares, the Surviving Corporation shall pay to said stockholder the agreed value of such stockholder's shares of Instron Common Stock within the Payment Period.

     Settlement or Appraisal. Any stockholder shall, with the Surviving Corporation's written consent, have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered in the Merger Proposal within four months after the expiration of the Payment Period. If the Surviving Corporation and any stockholder seeking appraisal have not agreed on the fair value of such holder's shares of Instron Common Stock within the Payment Period, any such stockholder who has complied with Section 86 of the MBCL, or the Surviving Corporation, by filing a bill in equity with the Superior Court of Norfolk County in The Commonwealth of Massachusetts (the "Norfolk Superior Court"), may demand a determination of the fair value of the shares of all such stockholders. If no such bill is filed within such four-month period, no holder of shares will be entitled to appraisal rights. Upon the filing of any such bill, notice of the time and place fixed for a hearing will be given by the Surviving Corporation to all stockholders who have demanded payment for their shares and with whom agreements as to the fair value of their shares have not been reached. After the hearing on such bill, the Norfolk Superior Court will determine the stockholders who have complied with the provisions of Section 86 of the MBCL and who have become entitled to appraisal rights. After determining those stockholders entitled to an appraisal, the Norfolk Superior Court shall appraise the shares of Instron Common Stock, determining the fair value as of the day preceding the Special Meeting and exclusive of any element of value arising from the expectation or accomplishment of the Merger. Such determination shall be binding on all such stockholders. Instron has not yet determined whether it, as the Surviving Corporation, will file such a bill in equity and, therefore, any dissenting stockholder who desires such a bill in equity to be filed is advised to file it on a timely basis.

     Payment and Costs. When the value is so determined, the Norfolk Superior Court will direct payment by the Surviving Corporation of such value, with interest thereon, if any, as the Norfolk Superior Court determines, to the stockholders entitled to receive the same upon surrender to the Surviving Corporation by such stockholders of the Certificates representing their shares of Instron Common Stock. The cost of the appraisal proceeding (other than attorneys' and experts' fees) and the reasonable compensation and expenses of any master appointed by the Norfolk Superior Court may be apportioned in such manner as appears to the Norfolk Superior Court to be equitable; however, all costs of giving notice to the dissenting stockholders entitled to notice of the filing of such an action will be paid by the Surviving Corporation.

     Exclusive Remedy; Exception. The MBCL provides that the enforcement by a stockholder of appraisal rights pursuant to the procedure summarized above is such stockholder's exclusive remedy, except that this does not exclude the right of such stockholder to maintain an appropriate proceeding to obtain relief on the ground that such corporate action will be or is illegal or fraudulent as to such stockholder. In addition, under Massachusetts law dissenting stockholders may not be limited to the statutory remedy of judicial appraisal where violations of fiduciary duty are found. Furthermore, dissenting stockholders may seek remedies under the federal securities laws.

     ANY INSTRON STOCKHOLDER WHO DESIRES TO EXERCISE APPRAISAL RIGHTS SHOULD CAREFULLY REVIEW THE MBCL AND IS ADVISED TO CONSULT SUCH STOCKHOLDER'S LEGAL ADVISOR BEFORE EXERCISING OR ATTEMPTING TO EXERCISE SUCH RIGHTS.

                              REGULATORY APPROVALS

     Instron is required to make filings with or obtain approvals from certain United States antitrust regulatory authorities in connection with the Merger. These consents and approvals include the approval of the United States Federal Trade Commission and the Department of Justice. An application and notice was filed with the Federal Trade Commission and the Department of Justice and the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired on June 21, 1999.

                   PRINCIPAL STOCKHOLDERS AND STOCK OWNERSHIP
                            OF MANAGEMENT AND OTHERS


     The following table sets forth, as of July 3, 1999, certain information regarding the ownership of Instron Common Stock by: (i) the stockholders known by Instron to be beneficial owners of more than five percent (5%) of the outstanding shares of Instron Common Stock; (ii) each Director of Instron, (iii) the Chief Executive Officer and the four other most highly compensated executive officers of Instron; (iv) all Directors and executive officers of Instron as a group; and (v) each of the other members of the Investor Group and certain other persons who are listed under "Certain Information Concerning MergerCo and the Investor Group."



                                                               SHARES BENEFICIALLY
                                                                    OWNED (1)
                                                              ---------------------
                NAME OF BENEFICIAL OWNER (2)                    NUMBER      PERCENT
                ----------------------------                  ----------    -------
Kirtland Capital Partners III L.P. (3)......................   1,560,115      22.4%
  2250 SOM Center Road
  Suite 105
  Willoughby Hills, Ohio 44094
David L. Babson & Co. (4)...................................     757,500      10.9
  One Memorial Drive
  Cambridge, MA 02142
Dimensional Fund Advisors Inc. (5)..........................     500,000       7.2
  1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401
George S. Burr (6)..........................................     350,756       5.0
Harold Hindman (7)..........................................     590,682       8.5
John W. Lacey (8)...........................................       2,000         *
James M. McConnell (9)......................................     364,313       5.1
Dennis J. Moore.............................................       2,500         *
Sheldon Rutstein............................................          --        --
John F. Smith...............................................          --        --
Richard W. Young............................................      25,000         *
Linton A. Moulding (10).....................................      94,171       1.3
Joseph E. Amaral (11).......................................      84,194       1.2
William J. Milliken (12)....................................      20,791         *
Yahya Gharagozlou (13)......................................      53,866         *
Helen L. Burr (14)..........................................     350,756       5.0
The Harold Hindman Trust -- 1969 (15).......................     492,814       7.1
Jonathan L. Burr (16).......................................     194,173       2.8
Arthur D. Hindman (17)......................................     134,465       1.9
Norman L. Smith (18)........................................      35,470         *
Kenneth L. Andersen (19)....................................      83,194       1.2
John R. Barrett (20)........................................      53,254         *
The Jonathan L. Burr Trust -- 1965 (21).....................      60,750         *
Jane Elizabeth Moulding (22)................................      94,171       1.3
All Directors and executive officers as a group (17 persons)
  (23)......................................................   2,088,829      28.2%


---------------

     *   Less than 1%.

     (1) Unless otherwise indicated, Instron believes that each of the stockholders listed above has sole voting and investment power with respect to the shares of Instron Common Stock that are beneficially owned by them.

     (2) Unless otherwise set forth above, the address of the listed stockholders is c/o Instron Corporation, 100 Royall Street, Canton, Massachusetts 02021.

     (3) The number of shares beneficially owned is based solely on information as set forth on a Schedule 13D that reports shared voting power with respect to 1,560,115 shares of Instron Common Stock and shared dispositive power with respect to 1,560,115 shares of Instron Common Stock. According to the Schedule 13D, the Equity Investor, the Other Investors and the Management Investors may be deemed to be a group within the meaning of Section 13(d) of the Exchange Act as a result of their execution of the Voting Agreement. According to the Schedule 13D, all securities reported are owned by the Other Investors and the Management Investors, but if the group exists, the group would beneficially own such securities. The Equity Investor disclaims beneficial ownership of all such securities.

     (4) The number of shares beneficially owned is based solely on information as set forth on a Schedule 13G dated January 21, 1999. The Schedule 13G provides ownership information as of December 31, 1998. David L. Babson & Co. has sole voting and investment power with respect to 757,700 shares. David L. Babson & Co. is an investment counseling firm managing stock and bond portfolios for a variety of clients, ranging from large personal accounts to Fortune 500 and state government retirement funds.

     (5) The number of shares beneficially owned is based solely on information as set forth on a Schedule 13G dated February 11, 1999. The Schedule 13G provides ownership information as of December 31, 1998. Dimensional Fund Advisors Inc. ("Dimensional"), an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other investment vehicles, including commingled group trusts (collectively, the "Portfolios"). In its role as investment advisor and investment manager, Dimensional possesses both voting and investment power over the securities of Instron owned by the Portfolios. All securities reported are owned by the Portfolios, and Dimensional disclaims beneficial ownership of such securities.


     (6) Mr. Burr has sole voting and investment power with respect to 259,206 of these shares. The number shown also includes 91,550 shares which are owned by Mr. Burr's wife, as to which Mr. Burr disclaims beneficial ownership. All of these shares are subject to the Voting Agreement.



     (7) Mr. Hindman has sole voting and investment power with respect to 37,005 of these shares. The number shown also includes 492,814 shares of which Mr. Hindman has sole voting and investment power as a trustee and the sole beneficiary of the Harold Hindman Trust -- 1969 and 60,863 shares which are owned by Mr. Hindman's wife, as to which Mr. Hindman disclaims beneficial ownership. All of these shares, other than the 60,863 shares owned by Mr. Hindman's wife, are subject to the Voting Agreement.


     (8) Mr. Lacey has sole voting and investment power with respect to 1,000 of these shares. The number shown also includes 1,000 shares held by Mr. Lacey's wife.


     (9) Mr. McConnell has sole voting and investment power with respect to 214,813 of these shares, which includes 4,701 shares allocated to Mr. McConnell's account pursuant to Instron's 401(k) Plan. All of these 214,813 shares are subject to the Voting Agreement. The number shown also includes 149,500 shares which Mr. McConnell has the right to acquire within 60 days of July 3, 1999 upon the exercise of stock options granted under Instron's stock option plans.



     (10) Mr. Moulding has sole voting and investment power with respect to 31,874 of these shares, which includes 6,874 shares allocated to Mr. Moulding's account pursuant to Instron's 401(k) Plan. The number shown also includes 13,547 shares held jointly with his wife and 48,750 shares which Mr. Moulding has the right to acquire within 60 days of July 3, 1999 upon the exercise of stock options granted under Instron's stock option plans. All of these shares, other than the 48,750 shares which Mr. Moulding has the right to acquire, are subject to the Voting Agreement.

     (11) Mr. Amaral has sole voting and investment power with respect to 33,444 of these shares, which includes 4,444 shares allocated to Mr. Amaral's account pursuant to Instron's 401(k) Plan. All of these 33,444 shares are subject to the Voting Agreement. The number shown also includes 50,750 shares which Mr. Amaral has the right to acquire within 60 days of July 3, 1999 upon the exercise of stock options granted under the Instron's stock option plans.



     (12) Mr. Milliken has sole voting and investment power with respect to 20,791 of these shares, which includes 291 shares allocated to Mr. Milliken's account pursuant to Instron's 401(k) Plan. All of these shares are subject to the Voting Agreement.



     (13) Mr. Gharagozlou has sole voting and investment power with respect to 27,116 of these shares, which includes 2,116 shares allocated to Mr. Gharagozlou's account pursuant to Instron's 401(k) Plan. All of these 27,116 shares are subject to the Voting Agreement. The number shown also includes 26,750 shares which Mr. Gharagozlou has the right to acquire within 60 days of July 3, 1999 upon the exercise of stock options granted under Instron's stock option plans.


     (14) Mrs. Burr has sole voting and investment power with respect to 91,550 of these shares. The number shown also includes 259,206 shares which are owned by Mrs. Burr's husband, as to which Mrs. Burr disclaims beneficial ownership. All of these shares are subject to the Voting Agreement.


     (15) Shares owned by The Harold Hindman Trust -- 1969 of which Harold Hindman and Robert N. Shapiro are the trustees and Harold Hindman is the sole beneficiary, but with respect to which Harold Hindman has sole voting and investment power with respect to all such shares. All of these shares are subject to the Voting Agreement.



     (16) Mr. Burr has sole voting and investment power with respect to 85,673 of these shares, which includes 3,659 shares allocated to Mr. Burr's account pursuant to Instron's 401(k) Plan. The number shown also includes (i) 60,750 shares of which Mr. Burr has shared voting and sole investment power as sole beneficiary of The Jonathan L. Burr Trust -- 1965, and (ii) 47,750 shares which Mr. Burr has the right to acquire within 60 days of July 3, 1999 upon the exercise of stock options granted under Instron's stock option plans. All of these shares, other than the 47,750 shares which Mr. Burr has the right to acquire, are subject to the Voting Agreement.



     (17) Mr. Hindman has sole voting and investment power with respect to 58,515 of these shares, which includes 8,554 shares allocated to Mr. Hindman's account pursuant to Instron's 401(k) Plan. The number shown also includes (i) 40,200 shares owned by Mr. Hindman's minor children as to which Mr. Hindman disclaims beneficial ownership, (ii) 1,000 shares owned by Mr. Hindman's wife as to which Mr. Hindman disclaims beneficial ownership, and (iii) 34,750 shares which Mr. Hindman has the right to acquire within 60 days of July 3, 1999. All of these shares, other than the 34,750 shares which Mr. Hindman has the right to acquire, are subject to the Voting Agreement.



     (18) Mr. Smith has sole voting and investment power with respect to 26,720 of these shares. The number shown also includes (i) 2,000 shares owned by Mr. Smith's wife, as to which Mr. Smith disclaims beneficial ownership, and (ii) 6,750 shares which Mr. Smith has the right to acquire within 60 days of July 3, 1999. All of these shares, other than the 6,750 shares which Mr. Smith has the right to acquire, are subject to the Voting Agreement.



     (19) Mr. Andersen has sole voting and investment power with respect to 36,819 of these shares, which includes 11,491 shares allocated to Mr. Andersen's account pursuant to Instron's 401(k) Plan. All of these 36,819 shares are subject to the Voting Agreement. The number shown also includes 46,375 shares which Mr. Andersen has the right to acquire within 60 days of July 3, 1999 upon the exercise of stock options granted under Instron's stock option plans.



     (20) Mr. Barrett has sole voting and investment power with respect to 27,754 of these shares, which includes 2,754 shares allocated to Mr. Barrett's account pursuant to Instron's 401(k) Plan. All of these 27,754 shares are subject to the Voting Agreement. The number shown also includes 25,500 shares which Mr. Barrett has the right to acquire within 60 days of July 3, 1999 upon the exercise of stock options granted under Instron's stock option plans.

     (21) Shares owned by The Jonathan L. Burr Trust -- 1965 of which Preston Saunders, Robert C. Pomeroy and Mary-Kathleen O'Connell are the trustees and Jonathan L. Burr is the sole beneficiary, but with respect to which Jonathan L. Burr has shared voting power (with Robert
          S. Burr, Susan Burr Carlo and Leslie B. Barresi) and sole dispositive power with respect to all such shares. All of these shares are subject to the Voting Agreement.



     (22) Mrs. Moulding has sole voting and investment power with respect to none of these shares. The number shown includes 13,547 shares held jointly with her husband and 80,624 shares which are beneficially owned by Mrs. Moulding's husband, as to which Mrs. Moulding disclaims beneficial ownership. All of these shares, other than 48,750 shares which Mrs. Moulding's husband has the right to acquire within 60 days of July 3, 1999 upon the exercise of stock options granted under Instron's stock option plans, are subject to the Voting Agreement.



     (23) The share information provided are based on information provided by the Directors and executive officers of Instron, except for information concerning shares allocated to the accounts of such persons under Instron's 401(k) Plan, which information was provided by the trustee of Instron's 401(k) Plan. The indicated ownership includes 436,875 shares which all executive officers as a group have a right to acquire within 60 days of July 3, 1999 upon the exercise of stock options granted under Instron's stock option plans.



     There have been no transactions in the Instron Common Stock effected during the past 60 days by Instron or any member of the Investor Group other than transactions pursuant to Instron's 401(k) Plan.


     Information relating to transactions involving Instron's Common Stock effected by Instron and members of the Investor Group since January 1, 1997 is set forth on Appendix D to this Proxy Statement. The Equity Investor has not purchased any shares of Instron Common Stock since January 1, 1997.

                    CERTAIN INFORMATION CONCERNING MERGERCO
                             AND THE INVESTOR GROUP

     The Investor Group consists of Kirtland, MergerCo, the Other Investors and the Management Investors.

THE EQUITY INVESTOR

     Kirtland is an Ohio limited partnership of which Kirtland Partners Ltd. ("Kirtland Ltd.") is the general partner. Kirtland Ltd. is an Ohio limited liability company. Kirtland Ltd. is also the managing member of each of Kirtland Capital Company III LLC, a Turks and Caicos Islands limited liability company, and ISN Investments Ltd., an as yet unformed Ohio limited liability company.

     John F. Turben joined the Equity Investor in 1977. He is an executive officer, manager and member of Kirtland Ltd. and serves as a director of NACCO Industries, Unifrax Corp. and PVC Container Corp.

     Raymond A. Lancaster joined the Equity Investor in 1995. Prior to that time, Mr. Lancaster was a general partner of Key Equity Partners. Mr. Lancaster is an executive officer, manager and member of Kirtland Ltd. and is a director of Unifrax Corp., PVC Container Corp. and STERIS Corp.

     John G. Nestor joined the Equity Investors in 1986. He is an executive officer, manager and member of Kirtland Ltd. and is a director of Unifrax Corp.

     William R. Robertson joined the Equity Investor in 1997. Prior to that time, he was President and Deputy Chairman of National City Corporation. Mr. Robertson is an executive officer, manager and member of Kirtland Ltd. and is a director of Brush Wellman, Inc.

     Each of Messrs. Turben, Nestor, Lancaster and Robertson, as a result of their positions with Kirtland Ltd., may be deemed to control Kirtland, Kirtland Ltd. and their affiliates. The principal business and office address of each of the foregoing is 2250 SOM Center Road, Suite 105, Willoughby Hills, Ohio 44094.

MERGERCO

     ISN Acquisition Corporation, a Massachusetts corporation and a wholly owned subsidiary of Kirtland, was created solely for the purpose of engaging in the Transactions.

THE OTHER INVESTORS

     George S. Burr has been a Director of Instron since 1946. Mr. Burr is retired and currently serves as Vice Chairman of the Instron Board.

     Helen L. Burr is the wife of George S. Burr.


     The Harold Hindman Trust -- 1969 is a trust of which Harold Hindman is a trustee and the sole beneficiary. Mr. Hindman has been a Director of Instron since 1946. Mr. Hindman is retired and currently serves as Chairman of the Instron Board. Prior to 1990, Mr. Hindman was Chairman of the Instron Board and Chief Executive Officer of Instron.


     The business address for each of the Other Investors is c/o Instron Corporation, 100 Royall Street, Canton, Massachusetts 02021.

THE MANAGEMENT INVESTORS

     The following Management Investors are executive officers of Instron and are expected to be executive officers of the Surviving Corporation:

     James M. McConnell joined Instron in 1990 as President and Chief Executive Officer. From 1987 to 1990, Mr. McConnell was President and Chief Executive Officer of Automatic Switch Company, and from 1986 to 1987, he was President of Rosemont, Inc. (both are wholly-owned subsidiaries of Emerson Electric Co.)

     Joseph E. Amaral joined Instron in 1978. Since 1985, Mr. Amaral has held positions as Corporate Technology Manager, Corporate Product Planning Manager, and Vice President, Corporate Technical Director. In March 1995, he was elected Vice President, General Manager of North America Operations.

     Kenneth L. Andersen joined Instron in 1983. Since 1983, Mr. Andersen has held positions as Director of Software Business Group, Director of Structures Business Group, and Corporate Marketing Director. In 1993, he was elected Vice President of Sales, North America.

     John R. Barrett joined Instron in 1988 as Assistant Treasurer. From 1979 to 1988, Mr. Barrett held various financial management positions with Computervision Corporation. In 1993, he was elected Treasurer of Instron and, in 1999, he was elected Treasurer and Vice President of Corporate Development.

     Jonathan L. Burr joined Instron in 1979. He has held positions as Personnel Administrator, Director of Personnel, and Corporate Director of Human Resources. In 1993, he was elected Vice President, Corporate Director of Human Resources. Mr. Burr is the son of George S. Burr, Vice Chairman of the Board of Directors.


     The Jonathan L. Burr Trust -- 1965 is a trust of which Jonathan Burr is the sole beneficiary.



     Yahya Gharagozlou joined Instron in 1981. He has held positions as Corporate Product Manager for Software, Marketing Manager, Product Planning Manager, and Director of Engineering. In 1996, he was elected Vice President, Corporate Technical Director.


     Arthur D. Hindman joined Instron in 1979. Since 1979, Mr. Hindman has held positions as Manager, Marketing Administration; International Sales Manager, and General Manager, Asia/Latin America. In 1993, he was elected Vice President and General Manager, Asia Pacific/Latin America. Mr. Hindman is the son of Harold Hindman, Chairman of the Board of Directors.

     William J. Milliken joined Instron in 1997 as Vice President, Corporate Director of Manufacturing. From 1988 to 1997, Mr. Milliken was Director of Manufacturing for Otis Elevator's Asia division. From 1978 to 1988 he held various financial and manufacturing management positions with General Motors Corporation.

     Linton A. Moulding joined Instron in 1985. He has held positions as Corporate Controller, Director of US Operations, Corporate Vice President of Manufacturing, and Vice President of Finance and Treasurer. In 1993, he was elected Chief Financial Officer of Instron.

     Jane Elizabeth Moulding is the wife of Linton A. Moulding. She is, and for more than the past five years has been, Director of the Middle School at Buckingham, Browne & Nichols. Mrs. Moulding's business address is c/o Buckingham, Browne & Nichols, 80 Sparks Street, Cambridge, Massachusetts 02138.

     Norman L. Smith joined Instron Limited, a subsidiary of Instron, in 1982 as Marketing Director Designate and assumed the position of Marketing Director in 1983. In January 1996, he was promoted to Deputy Managing Director and was elected Vice President of Instron and Managing Director of Instron Limited in November 1996.

     Except as otherwise set forth above, the business address for each of the Management Investors is c/o Instron Corporation, 100 Royall Street, Canton, Massachusetts 02021.

                        FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the material federal income tax considerations relevant to the Merger that are generally applicable to holders of Instron Common Stock. This discussion is based on currently existing provisions of the Code, existing and proposed Treasury Regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to the holders of Instron Common Stock as described herein. Special tax consequences not described below may be applicable to particular classes of taxpayers, including financial institutions, broker-dealers, persons who are not citizens or residents of the United States or who are foreign corporations, foreign partnerships, or foreign estates or trusts as to the

United States, persons who will own, actually or constructively, stock of Instron after the Merger, and holders who acquired their stock through the exercise of an employee stock option or otherwise as compensation.

     The receipt of the Cash Merger Consideration in the Merger by holders of Instron Common Stock will be a taxable transaction for federal income tax purposes. Each holder's gain or loss per share of Instron Common Stock will be equal to the difference between $22.00 and the holder's adjusted basis in that particular share of the Instron Common Stock. Such gain or loss generally will be a capital gain or loss. In the case of individuals, trusts, and estates, such capital gain will be subject to a maximum federal income tax rate of 20% for shares of Instron Common Stock held for more than 12 months prior to the date of disposition.

     A holder of Instron Common Stock may be subject to backup withholding at the rate of 31% with respect to Cash Merger Consideration received pursuant to the Merger, unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a correct taxpayer identification number ("TIN"), certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. To prevent the possibility of backup federal income tax withholding on payments made with respect to shares of Instron Common Stock pursuant to the Merger, each holder must provide the Exchange Agent with his or her correct TIN by completing a Form W-9 or substitute Form W-9. A holder of Instron Common Stock who does not provide Instron with his or her correct TIN may be subject to penalties imposed by the Internal Revenue Service (the "IRS"), as well as backup withholding. Any amount withheld under these rules will be creditable against the holder's federal income tax liability. Instron (or its agent) will report to the holders of Instron Common Stock and the IRS the amount of any "reportable payments," as defined in Section 3406 of the Code, and the amount of tax, if any, withheld with respect thereto.

     THE FOREGOING TAX DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW. THE FOREGOING DISCUSSION DOES NOT DISCUSS TAX CONSEQUENCES UNDER THE LAWS OF STATES OR LOCAL GOVERNMENTS OR OF ANY OTHER JURISDICTION OR TAX CONSEQUENCES TO CATEGORIES OF STOCKHOLDERS THAT MAY BE SUBJECT TO SPECIAL RULES, SUCH AS FOREIGN PERSONS, TAX-EXEMPT ENTITIES, INSURANCE COMPANIES, FINANCIAL INSTITUTIONS, AND DEALERS IN STOCKS AND SECURITIES. THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE TO A STOCKHOLDER WHO CONTINUES TO OWN, ACTUALLY OR CONSTRUCTIVELY, STOCK OF INSTRON AFTER THE MERGER OR WHO ACQUIRED HIS OR HER SHARES OF INSTRON COMMON STOCK PURSUANT TO THE EXERCISE OF STOCK OPTIONS OR OTHERWISE AS COMPENSATION. EACH HOLDER OF INSTRON COMMON STOCK SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS AND THE POSSIBLE EFFECT OF CHANGES IN SUCH TAX LAWS.

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

     The following unaudited pro forma condensed consolidated financial data of Instron has been prepared to give effect to the Merger and the other Transactions as a leveraged recapitalization (the "Recapitalization") for financial reporting purposes. Accordingly, the historical basis of Instron's assets and liabilities will not be affected by the transactions. For a discussion of the Merger and the other Transactions, see "The Merger."

     The pro forma adjustments presented are based upon available information and certain assumptions that Instron believes are reasonable under the circumstances. The historical condensed consolidated statement of income data for the three months ended April 3, 1999, and the historical condensed consolidated balance sheet data as of April 3, 1999, were derived from the unaudited condensed consolidated financial statements of Instron included in Instron's Quarterly Report on Form 10-Q incorporated by reference in this Proxy Statement. The historical condensed consolidated statement of income data for the year ended December 31, 1998 were derived from the audited consolidated financial statements of Instron included in Instron's Annual Report on Form 10-K incorporated by reference in this Proxy Statement.

     The unaudited pro forma condensed consolidated statement of income data of Instron for the three months ended April 3, 1999 give effect to the Merger as if it had occurred on January 1, 1999. The unaudited pro forma condensed consolidated statement of income data of Instron for the year ended December 31, 1998 give effect to (i) the Merger as if it had occurred on January 1, 1998,
(ii) the acquisition of Satec on August 4, 1998 as if that acquisition had occurred on January 1, 1998, and (iii) the acquisition of the remaining interest in IST on September 27, 1998, as if that acquisition had occurred on January 1, 1998. The unaudited pro forma consolidated balance sheet data of Instron as of April 3, 1999 give effect to the Merger assuming that it was completed on April 3, 1999.

     The unaudited pro forma financial data should be read in conjunction with the historical consolidated financial statements of Instron and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial data included elsewhere or incorporated by reference in this Proxy Statement, as well as the information concerning the Merger, including the sources and uses therefor, contained in "The Merger."

     The pro forma financial data and related notes are provided for informational purposes only and do not necessarily reflect the results of operations or financial position of Instron that would have actually resulted had the events referred to above or in the notes to the unaudited pro forma financial data been consummated as of the date and for the period indicated and are not intended to project Instron's financial position or results of operations for any future period.

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF INCOME DATA

                 FOR THE THREE MONTH PERIOD ENDED APRIL 3, 1999
            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                      PERIOD ENDED     RECAPITALIZATION      PRO FORMA
                                                      APRIL 3, 1999      ADJUSTMENTS       APRIL 3, 1999
                                                      -------------    ----------------    -------------
Revenue:
     Sales..........................................   $   40,377                            $ 40,377
     Service........................................        8,368                               8,368
                                                       ----------                            --------
          Total Revenue.............................       48,745                              48,745
Cost of Revenue:
Sales...............................................       23,026                              23,026
Service.............................................        5,828                               5,828
                                                       ----------                            --------
          Total Cost of Revenue.....................       28,854                              28,854
                                                       ----------                            --------
          Gross Profit..............................       19,891                              19,891
Operating expenses:
Selling and administrative..........................       14,489          $   125(b)          14,426
                                                                              (188)(c)
Research and development............................        2,708                               2,708
                                                       ----------          -------           --------
     Total operating expenses.......................       17,197              (63)            17,134
                                                       ----------          -------           --------
     Income from operations.........................        2,694               63              2,757
Other (income) expense:
     Interest expense...............................          376            3,290(a)           3,666
     Interest income................................         (232)                               (232)
     Foreign exchange (gains) losses................          (19)                                (19)
                                                       ----------          -------           --------
     Total other expenses...........................          125            3,290              3,415
Income (loss) before income taxes...................        2,569           (3,227)              (658)
Provision (benefit) for income taxes................          976           (1,226)(d)           (250)
                                                       ----------          -------           --------
Net income (loss)...................................   $    1,593          $(2,001)          $   (408)
                                                       ==========          =======           ========
Weighted average number of basic common shares......    6,744,776                             517,660
                                                       ==========                            ========
Income (loss) per share -- basic....................   $     0.24                            $  (0.79)(h)
                                                       ==========                            ========
Weighted average number of diluted common shares....    7,096,126                             517,660
                                                       ==========                            ========
Income (loss) per share -- diluted..................   $     0.22                            $  (0.79)(h)
                                                       ==========                            ========
Dividends declared..................................   $     0.04                            $     --(e)
                                                       ==========                            ========

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF INCOME DATA

                      FOR THE YEAR ENDED DECEMBER 31, 1998
            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                   FOR THE YEAR
                                      ENDED                          PRO FORMA                         PRO FORMA
                                   DECEMBER 31,                      INCLUDING     RECAPITALIZATION   DECEMBER 31,
                                       1998       ACQUISITIONS(G)   ACQUISITIONS     ADJUSTMENTS          1998
                                   ------------   ---------------   ------------   ----------------   ------------
Revenue:
  Sales..........................   $  152,879        $33,283         $186,162                          $186,162
  Service........................       30,150          3,436           33,586                            33,586
                                    ----------        -------         --------                          --------
     Total Revenue...............      183,029         36,719          219,748                           219,748
Cost of Revenue:.................
  Sales..........................       91,410         22,094          113,504                           113,504
  Service........................       19,644          2,369           22,013                            22,013
                                    ----------        -------         --------                          --------
     Total Cost of Revenue.......      111,054         24,463          135,517                           135,517
                                    ----------        -------         --------                          --------
     Gross Profit................       71,975         12,256           84,231                            84,231
Operating expenses:
Selling and administrative.......       48,869         10,046           58,915         $   500(b)         58,665
                                                                                          (750)(c)
Research and development.........        8,485          3,315           11,800                            11,800
Special items charge.............        4,975                           4,975                             4,975
                                    ----------        -------         --------         -------          --------
     Total operating expenses....       62,329         13,361           75,690            (250)           75,440
                                    ----------        -------         --------         -------          --------
     Income from operations......        9,646         (1,105)           8,541             250             8,791
Other (Income) Expense
  Gain on sale of land...........      (11,076)                        (11,076)                          (11,076)
  Interest expense...............        1,175            740            1,915          13,159(a)         15,074
  Interest income................         (943)                           (943)                             (943)
  Foreign exchange losses........          157             37              194                               194
                                    ----------        -------         --------         -------          --------
     Total other (income)
       expenses..................      (10,687)           777           (9,910)         13,159             3,249
Income (loss) before income
  taxes..........................       20,333         (1,882)          18,451         (12,909)            5,542
Provision (benefit) for income
  taxes..........................        8,874           (715)           8,159          (4,905)(d)         3,254
                                    ----------        -------         --------         -------          --------
Net income (loss)................   $   11,459        $(1,167)        $ 10,292         $(8,004)         $  2,288
                                    ==========        =======         ========         =======          ========
Weighted average number of basic
  common shares..................    6,667,914                                                           517,660
                                    ==========                                                          ========
Earnings per share -- basic......   $     1.72                                                          $   4.42(h)
                                    ==========                                                          ========
Weighted average number of
  diluted common shares..........    7,066,257                                                           522,901
                                    ==========                                                          ========
Earnings per share -- diluted....   $     1.62                                                          $   4.38(h)
                                    ==========                                                          ========
Dividends declared...............   $     0.16                                                          $     --(e)
                                    ==========                                                          ========

 NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME DATA

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


                                                                   THREE MONTHS ENDED       YEAR ENDED
                                                                     APRIL 3, 1999       DECEMBER 31, 1998
                                                                   ------------------    -----------------
(a)  Reflects the following:
     Interest resulting from borrowings of $14,000 under the
     $50,000 revolving credit facility at an assumed interest
     rate of LIBOR plus 2.5% (7.4%)..............................       $   259               $ 1,036
     Interest resulting from $100,000 of gross proceeds related to the issuance of debt securities at an assumed interest
     rate of 11.5%...............................................         2,875                11,500
     Amortization of debt issuance costs of $6,225 associated
     with the revolving credit facility and the issuance of debt
     securities..................................................           156                   623
                                                                        -------               -------
     Total.......................................................       $ 3,290               $13,159
                                                                        =======               =======
     Debt issuance costs almost entirely relate to the cost of
     raising the $100,000 in debt securities. These securities
     are expected to have a term of 10 years, and therefore the debt issuance costs are being amortized over a 10 year
     period.
(b)  Reflects the annual fee payable to Kirtland for management
     and financial consulting services provided to Instron.......       $   125               $   500
                                                                        =======               =======
(c)  Estimated cost savings, principally related to directors'
     fees, legal costs and administrative support, as a direct
     result of the Recapitalization..............................       $  (188)              $  (750)
                                                                        =======               =======
(d)  Reflects the tax effect of the pro forma adjustments
     assuming an effective tax rate of 38%.......................       $(1,226)              $(4,905)
                                                                        =======               =======
(e)  Instron does not currently expect to declare dividends after the Recapitalization.
(f)  The Unaudited Pro Forma Condensed Consolidated Statements of
     Income exclude the following non-recurring items that are
     directly attributable to the Recapitalization, the effects of which are included in the Balance Sheet adjustment (see note (n)):
     1. A compensation charge associated with the cash settlement relating to 587,797 stock options that will be retired as a
        result of the Recapitalization...........................                  $ 5,519
     2. A non-cash compensation charge relating to the conversion and acceleration of 15,250 stock options into fully vested and exercisable equivalent options to purchase shares of
        Surviving Corporation Common Stock.......................                    130
     3. A compensation charge related to the cash settlement for the retirement of 224,760 shares of restricted common
        stock....................................................                   2,147
     4. A non-cash charge related to the acceleration of vesting and conversion of restricted common stock into Surviving
        Corporation Common Stock.................................                    140
     5. Acceleration of the deferred compensation related to
        restricted stock.........................................                   2,540
     6. Charge related to the modification of certain existing
     employment agreements.......................................                   1,200
                                                                                  ---------
                                                                                   11,676
     Total tax benefit of the non recurring items that are
     directly related to the Recapitalization assuming an
     effective tax rate of 38%...................................                  (4,440)
                                                                                   -------
     Total.......................................................                  $ 7,236
                                                                                   -------

(g) Represents the pre-acquisition results for Satec for the period January 1, 1998 to August 4, 1998 and the pre-acquisition results for the remaining interest in IST for the period January 1, 1998 to September 27, 1998.


(h) Pro forma basic and diluted earnings per share have been calculated giving effect to the new capital structure of the Surviving Corporation. Pro Forma weighted average number of basic common shares includes shares of Surviving Corporation Common Stock outstanding, assuming the Recapitalization was consummated at the beginning of the period presented. Pro Forma weighted average number of diluted common shares includes shares of Surviving Corporation Common Stock outstanding plus the effect of any dilutive potential common shares that were outstanding during the period, assuming the Recapitalization was consummated at the beginning of the period presented. Potential common shares include rollover options held by management. The following is a reconciliation of the basic and dilutive potential shares of Surviving Corporation Common Stock outstanding.



                                                               THREE MONTHS ENDED      YEAR ENDED
                                                                 APRIL 3, 1999      DECEMBER 31, 1998
                                                               ------------------   -----------------
    Weighted average number of basic common shares
      outstanding............................................       517,660              517,660
    Dilutive potential common shares.........................            --                5,241
                                                                    -------              -------
    Weighted average number of dilutive common shares
      outstanding............................................       517,660              522,901
                                                                    =======              =======



   The dilutive potential common shares have been excluded from the calculation of weighted average number of diluted common shares outstanding for the three months ended April 3, 1999, as their inclusion would have an antidilutive effect on earnings per share.


(i) Because interest rates in connection with the Credit Facility and the debt securities have not been determined as of the date hereof, the pro forma data is indicative of Instron's best current estimate of interest expense. A 1/8 percentage point increase or decrease in the assumed interest rates on the Credit Facility and the debt securities would change the annual net interest expense by approximately $35 and $140 for the three months ended April 3, 1999, and the year ended December 31, 1998, respectively.

(j) The Unaudited Pro Forma Condensed Consolidated Statements of Income have not been adjusted to reflect the following non-recurring costs (benefits):

                                                               THREE MONTHS ENDED       YEAR ENDED
                                                                 APRIL 3, 1999       DECEMBER 31, 1998
                                                               ------------------    -----------------
          Estimated operating cost savings related to the
          closure of the German manufacturing facility.......       $    --                   940
      1.
                                                                    =======              ========
          Non-cash non-recurring operating costs (benefits)
          related to the acquisition of Satec and the
          remaining interest in IST..........................       $  (270)             $    690
      2.
                                                                    =======              ========
          Special items charge for the cost of consolidating
          European operations and to write down the value of
          non-performing assets..............................       $    --              $  4,975
      3.
                                                                    =======              ========
          Gain on the sale of excess land in Canton,
          Massachusetts......................................       $    --              $(11,076)
      4.
                                                                    =======              ========

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET DATA
                              AS OF APRIL 3, 1999
                             (AMOUNTS IN THOUSANDS)


                                                                        RECAPITALIZATION
                                                          HISTORICAL      ADJUSTMENTS       PRO FORMA
                                                          ----------    ----------------    ---------
ASSETS
Current assets:
  Cash and cash equivalents.............................   $ 10,554        $ (10,554)(k)    $     --
  Accounts receivable, net..............................     54,041                           54,041
  Inventories...........................................     39,603                           39,603
  Deferred income taxes.................................      2,956                            2,956
  Prepaid expenses and other current assets.............      2,974                            2,974
                                                           --------        ---------        --------
          Total current assets..........................    110,128          (10,554)         99,574
Property, plant and equipment, net......................     23,781                           23,781
Goodwill................................................     11,998                           11,998
Deferred income taxes...................................        925              505(l)        1,430
Other assets............................................      6,036            6,225(k)       12,261
                                                           --------        ---------        --------
          Total assets..................................   $152,868        $  (3,824)       $149,044
                                                           ========        =========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Notes payable and current portion of
     long-term debt.....................................   $  7,549        $  14,000(k)     $ 14,000
                                                                              (7,549)(k)
  Accounts payable......................................     13,982                           13,982
  Accrued liabilities...................................     22,146                           22,146
  Accrued compensation and benefits.....................      5,251            1,200(m)        6,451
  Accrued income taxes..................................      1,026           (3,935)(l)      (2,909)
  Advance payments received on contracts................     10,104                           10,104
                                                           --------        ---------        --------
          Total current liabilities.....................     60,058            3,716          63,774
Long-term debt..........................................      6,878          100,000(k)      100,000
                                                                              (6,878)(k)
Pension and other long-term liabilities.................      6,573                            6,573
                                                           --------        ---------        --------
          Total liabilities.............................     73,509           96,838         170,347

          Total shareholders' equity (deficit)..........     79,359         (100,662)(n)     (21,303)
                                                           --------        ---------        --------
          Total liabilities and shareholders' equity
            (deficit)...................................   $152,868        $  (3,824)       $149,044
                                                           ========        =========        ========

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                 CONSOLIDATED BALANCE SHEET DATA -- (CONTINUED)

                              AS OF APRIL 3, 1999
                             (AMOUNTS IN THOUSANDS)


(k)  The sources and uses of funds are as follows
  SOURCES:
     Cash on hand........................................................    $  10,554
     Borrowing under Credit Facility.....................................       14,000
     Proceeds from sale of debt securities...............................      100,000
     Proceeds from the Equity Investor for issuance of new shares of
      Surviving Corporation Common Stock.................................       49,788
     Value of shares and options rolled over to the Surviving
      Corporation........................................................        9,905
                                                                             ---------
                                                                               184,247
                                                                             =========
  USES:
     Value of shares and options rolled over to the Surviving
      Corporation........................................................    $   9,905
     Cash paid to purchase shares and options from existing
      shareholders.......................................................      151,415
     Cash paid to reduce existing debt:
          Current........................................................        7,549
          Long Term......................................................        6,878
     Estimated transaction fees:
          Debt related......................................    $   6,225
          Equity related....................................        2,275
                                                                ---------
                                                                $   8,500        8,500
                                                                             ---------
                                                                             $ 184,247
                                                                             =========
     The exact amount of the Equity Investor's investment in the
     Surviving Corporation depends upon the level of Instron's Net
     Indebtedness as of the closing date of the Recapitalization. At
     April 3, 1999, Instron's Net Indebtedness was approximately $3.9 million.
 (l) Tax benefit related to the non recurring items that are directly attributable to the Recapitalization (see Note F):
          Deferred tax assets............................................    $     505
          Current tax....................................................        3,935
                                                                             ---------
                                                                             $   4,440
                                                                             =========
(m) Liability related to the modification of certain existing employment
    agreements...........................................................    $   1,200
                                                                             =========

 (n) Adjustments related to Shareholders' Equity (Deficit):
Increase for:
        Issuance of new shares of Surviving Corporation Common Stock.....    $  49,788
        Tax benefits related to the non recurring recapitalization
charges..................................................................        4,440
                                                                             ---------
                                                                                54,228
                                                                             ---------




  Decrease for:
     Purchase of shares from existing shareholders:
          Cash payment related to the settlement of stock options
(Calculated on
            a per option basis, with total options to purchase common
            stock amounting to 587,797, multiplied by the difference
            between $22 and
            the respective exercise price of each
option).....................................................       (5,519)
          Cash payment related to the purchase of common stock and
  restricted
            common stock from existing shareholders (Calculated by
            multiplying $22 per share, by the sum of 6,406,868 shares of common stock and
            224,760 shares of restricted common stock)......     (145,896)
                                                                ---------
                                                                 (151,415)    (151,415)
     Equity related fees.................................................       (2,275)
     Cost related to the modification of certain existing employment
  agreements.............................................................       (1,200)
                                                                             ---------
                                                                              (154,890)
                                                                             ---------
          Net Pro Forma adjustment.......................................    $(100,662)
                                                                             =========


Other non-recurring charges to income (see note (f)), directly attributable to the Recapitalization, which have been included as adjustments to the retained earnings component of Shareholder's Equity (Deficit) within this Unaudited Pro Forma Condensed Consolidated Balance Sheet Data are as follows:

     1. A non-cash compensation charge relating to the
        conversion and acceleration of 15,250 stock options
        into fully vested and exercisable equivalent options
        to purchase shares of Surviving Corporation Common
        Stock...............................................  $   130
     2. A non-cash charge related to the acceleration of
        vesting and conversion of restricted common stock
        into Surviving Corporation Common Stock.............      140
     3. Acceleration of the deferred compensation related to
        restricted stock....................................    2,540

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                                 PRO FORMA
                                                                           ----------------------
                                                           THREE MONTHS              THREE MONTHS
                                      YEAR       YEAR         ENDED         YEAR        ENDED
                                      ENDED      ENDED       APRIL 3,      ENDED       APRIL 3,
                                      1997       1998          1999         1998         1999
                                     -------    -------    ------------    ------    ------------
                                                            (IN THOUSANDS)
Income (loss) before income taxes
  and losses from equity
  investees........................  $12,295    $21,140       $2,569       $6,349      $  (658)

Add:
  Portion of rents representative
     of interest factor............    1,232      1,333          333        1,333          333
  Interest on indebtedness.........    1,465      1,175          376       14,451        3,510
  Amortization of debt expenses....       --         --           --          623          156
                                     -------    -------       ------       ------      -------
Income as adjusted.................   14,992     23,648        3,278       22,756        3,341
                                     -------    -------       ------       ------      -------
Fixed charges:
  Portion of rents representative
     of interest factor............    1,232      1,333          333        1,333          333
  Interest on indebtedness.........    1,465      1,175          376       14,451        3,510
  Amortization of debt expenses....       --         --           --          623          156
                                     -------    -------       ------       ------      -------
Fixed charges......................    2,697      2,508          709       16,407        3,999
                                     -------    -------       ------       ------      -------
Ratio of earnings to fixed
  charges..........................      5.6        9.4          4.6          1.4           (A)
                                     =======    =======       ======       ======      =======

---------------

(A) Due to Instron's Pro Forma loss in the three month period ended April 3, 1999, the ratio coverage was less than 1:1. Instron would have had to generate additional earnings of $658,000 to achieve a coverage ratio of 1:1 for the period.

                              INDEPENDENT AUDITORS

     The consolidated balance sheets as of December 31, 1998 and December 31, 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended December 31, 1998, incorporated by reference in this Proxy Statement, have been audited by PricewaterhouseCoopers LLP, independent auditors. A representative of PricewaterhouseCoopers LLP will be at the Special Meeting to answer appropriate questions from stockholders and will have the opportunity to make a statement, if so desired.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission by Instron (SEC File No. 001-05641) are incorporated by reference in this Proxy Statement:

          (i) Instron's Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

          (ii) Instron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 1999; and

          (iii) Instron's Current Report on Form 8-K filed on May 12, 1999.

     All documents filed by Instron with the Commission pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act after the date hereof and prior to the date of the Special Meeting shall be deemed to be incorporated by reference herein and shall be a part hereof from the date of filing of such documents. Any statements contained in a document incorporated by reference herein or contained in this Proxy Statement shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

                             STOCKHOLDER PROPOSALS

     If the Merger is not consummated for any reason, stockholder proposals intended to be presented at Instron's 2000 Annual Meeting of Stockholders must be received by Instron on or before December 16, 1999 in order to be considered for inclusion in Instron's proxy statement and form of proxy for that meeting. These proposals must also comply with the rules of the Commission governing the form and content of proposals in order to be included in Instron's proxy statement and form of proxy and should be directed to: Clerk, Instron Corporation, 100 Royall Street, Canton, Massachusetts, 02021.

     If the Merger is not consummated for any reason, a stockholder who wishes to present a proposal at Instron's 2000 Annual Meeting of Stockholders, other than a proposal to be considered for inclusion in Instron's proxy statement and form of proxy as described above, must deliver the proposal to Instron at the address set forth above. Such written proposal must be delivered not less than 75 days nor more than 120 days prior to the date of the scheduled annual meeting; provided, however, that in the event that less than 90 days notice or prior public disclosure of the scheduled date of the meeting is given or made to stockholders, such written proposal must be received no later than the close of business on the 15th day following the day on which such notice of the scheduled date of the meeting was mailed or such disclosure was made, whichever first occurs. The proposal must also comply with the other requirements contained in Instron's Amended and Restated By-laws, including supporting documentation and other information. Proxies solicited by the Instron Board will confer discretionary voting authority with respect to these proposals, subject to the Commission's rules governing the exercise of this authority.

                                 OTHER MATTERS

     Management knows of no other business to be presented at the Special Meeting. If other matters do properly come before the meeting, or any adjournment or postponement thereof, it is the intention of the persons named in the proxy to vote on such matters according to their best judgment and in their discretion.

                      WHERE YOU CAN FIND MORE INFORMATION

     Instron files annual, quarterly, and current reports, proxy statements, and other information with the Commission. You may read and copy any reports, statements, or other information that Instron files at the Commission's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Instron public filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the Commission at http://www.sec.gov. Reports, proxy statements, and other information concerning Instron also may be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, NY 10006-1881.

     The Commission allows Instron to "incorporate by reference" information into this document, which means that Instron can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be a part of this document, except for any information superseded by information contained directly in this document. This document incorporates by reference certain documents that Instron has previously filed with the Commission. These documents contain important business information about Instron and its financial condition.

     Instron may have sent to you some of the documents incorporated by reference, but you can obtain any of them through Instron or the Commission or the Commission's Internet World Wide Web site described above. Documents incorporated by reference are available from Instron without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this document. Stockholders may obtain documents incorporated by reference in this document upon written or oral request to the following address or telephone number:

INSTRON CORPORATION
100 Royall Street
Canton, MA 02021
Telephone: (781) 828-2500
Attention: Linton A. Moulding

     Instron will send any document so requested to the requesting stockholder by first class mail or other equally prompt means within one day of receiving such request. You should note that James M. McConnell, as well as the other executive officers of Instron, are participants in the Merger.

     Instron and the Investor Group have filed a Schedule 13E-3 with the Commission with respect to the Transactions, including the Merger. As permitted by the Commission, this Proxy Statement omits certain information contained in the Schedule 13E-3. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference as a part thereof, is available for inspection or copying as set forth above.

     IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM INSTRON, PLEASE DO SO AT LEAST FIVE BUSINESS DAYS BEFORE THE DATE OF THE SPECIAL MEETING IN ORDER TO RECEIVE TIMELY DELIVERY OF SUCH DOCUMENTS PRIOR TO THE SPECIAL MEETING.


     You should rely only on the information contained or incorporated by reference in this document to vote your shares at the Special Meeting. Instron has not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated July 21, 1999. You should not assume that the information contained in this document is accurate as of any date other than that date, and the mailing of this document to stockholders does not create any implication to the contrary. This Proxy Statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make such proxy solicitation in such jurisdiction.

                                   APPENDIX A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                      KIRTLAND CAPITAL PARTNERS III L.P.,

                          ISN ACQUISITION CORPORATION

                                      AND

                              INSTRON CORPORATION

                            DATED AS OF MAY 6, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                PAGE
                                                                                ----
ARTICLE I
THE MERGER....................................................................  A-1
       1.1        The Merger..................................................  A-1
       1.2        Effective Time..............................................  A-2
       1.3        Closing.....................................................  A-2
       1.4        Directors and Officers......................................  A-2
ARTICLE II
      EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT
       CORPORATIONS...........................................................  A-2
       2.1        Effect on Capital Stock.....................................  A-2
       2.2        Company Stock Options and Related Matters...................  A-3
ARTICLE III
      PAYMENT FOR SHARES; DISSENTING SHARES...................................  A-4
       3.1        Payment for Shares of Company Common Stock..................  A-4
       3.2        Appraisal Rights............................................  A-5
ARTICLE IV
      REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGERCO...................  A-5
       4.1        Organization................................................  A-5
       4.2        Authorization; Validity of Agreement; Necessary Action......  A-6
       4.3        Consents and Approvals; No Violations.......................  A-6
       4.4        Required Financing..........................................  A-6
       4.5        Takeover Laws...............................................  A-7
       4.6        Formation of MergerCo; No Prior Activities..................  A-7
       4.7        Beneficial Ownership........................................  A-7
       4.8        Financial Condition of Parent...............................  A-7
ARTICLE V
      REPRESENTATIONS AND WARRANTIES OF THE COMPANY...........................  A-7
       5.1        Existence; Good Standing; Authority; Compliance With Law....  A-7
       5.2        Authorization, Validity and Effect of Agreements............  A-8
       5.3        Capitalization..............................................  A-8
       5.4        Subsidiaries................................................  A-9
       5.5        Other Interests.............................................  A-10
       5.6        No Violation; Consents......................................  A-10
       5.7        SEC Documents...............................................  A-10
       5.8        Litigation..................................................  A-11
       5.9        Absence of Certain Changes..................................  A-11
       5.10       Taxes.......................................................  A-11
       5.11       Books and Records...........................................  A-11
       5.12       Properties..................................................  A-12
       5.13       Intellectual Property.......................................  A-12
       5.14       Environmental Matters.......................................  A-13
       5.15       Employee Benefit Plans......................................  A-14
       5.16       Labor Matters...............................................  A-16
       5.17       No Brokers..................................................  A-16
       5.18       Opinion of Financial Advisors...............................  A-16
       5.19       Year 2000...................................................  A-16
       5.20       Insurance...................................................  A-16
       5.21       Contracts...................................................  A-16
       5.22       Takeover Laws...............................................  A-17

                                      A-(i)

                                                                                PAGE
                                                                                ----
       5.23       Vote Required...............................................  A-17
       5.24       Definition of the Company's Knowledge.......................  A-17
ARTICLE VI
      CONDUCT OF BUSINESS PENDING THE MERGER..................................  A-17
       6.1        Conduct of Business by the Company..........................  A-17
ARTICLE VII
      ADDITIONAL AGREEMENTS...................................................  A-19
       7.1        Stockholders Meeting........................................  A-19
       7.2        Other Filings...............................................  A-20
       7.3        Additional Agreements.......................................  A-20
       7.4        Fees and Expenses...........................................  A-21
       7.5        No Solicitations............................................  A-21
       7.6        Officers' and Directors' Indemnification....................  A-22
       7.7        Access to Information; Confidentiality......................  A-23
       7.8        Financial and Other Statements..............................  A-24
       7.9        Public Announcements........................................  A-24
       7.10       Employee Benefit Arrangements...............................  A-24
       7.11       Required Financing..........................................  A-24
       7.12       Recapitalization Accounting Treatment.......................  A-25
       7.13       Delisting...................................................  A-25
       7.14       Exchange of Common Stock....................................  A-25
       7.15       Solvency Letters............................................  A-25
       7.16       Purchase of Company Shares..................................  A-25
ARTICLE VIII
      CONDITIONS TO THE MERGER................................................  A-26
       8.1        Conditions to the Obligations of Each Party to Effect the
                  Merger......................................................  A-26
       8.2        Conditions to Obligations of MergerCo.......................  A-26
       8.3        Conditions to Obligations of the Company....................  A-28
ARTICLE IX
      TERMINATION, AMENDMENT AND WAIVER.......................................  A-28
       9.1        Termination.................................................  A-28
       9.2        Effect of Termination.......................................  A-29
       9.3        Amendment...................................................  A-30
       9.4        Extension; Waiver...........................................  A-31
ARTICLE X
      GENERAL PROVISIONS......................................................  A-31
      10.1        Notices.....................................................  A-31
      10.2        Interpretation..............................................  A-31
      10.3        Non-Survival of Representations, Warranties, Covenants and
                  Agreements..................................................  A-31
      10.4        Miscellaneous...............................................  A-32
      10.5        Assignment..................................................  A-32
      10.6        Severability................................................  A-32
      10.7        Choice of Law/Consent to Jurisdiction.......................  A-32
      10.8        No Agreement Until Executed.................................  A-32

                                     A-(ii)

                    PARENT AND MERGERCO DISCLOSURE SCHEDULE

SECTION                               TITLE
-------                               -----
4.2        Exceptions to Parent's and MergerCo's Representations

                          COMPANY DISCLOSURE SCHEDULE

SECTION                               TITLE
-------                               -----
2.2        Rollover of Certain Options
5.1        Organizational and Good Standing
5.1(d)     Organizational Documents of the Company Subsidiaries
5.3        Capitalization
5.4        Subsidiaries
5.5        Other Interests
5.6        Consents
5.8        Litigation
5.9        Absence of Changes
5.10       Taxes
5.12       Properties
5.13       Intellectual Property
5.14       Environmental Matters
5.15       Employee Benefit Plans
5.16       Labor Matters
5.20       Insurance
5.24       Definition of Knowledge
6.1(a)     Rollover Stockholders
6.1(c)     Conduct of Business Pending the Merger
6.1(g)     Certain Executive Officers
6.1(h)     Rights, Preferences and Designations of the Series B Stock
7.10       Employee Benefit Arrangements
8.2(c)     Consents of Third Parties

                                     A-(iii)

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER (the "Agreement"), dated as of May 6, 1999, by and among Kirtland Capital Partners III L.P., an Ohio limited partnership ("Parent"), ISN Acquisition Corporation, a Massachusetts corporation and a wholly owned subsidiary of Parent ("MergerCo"), and Instron Corporation, a Massachusetts corporation (the "Company").

                                    RECITALS

     WHEREAS, the respective Boards of Directors of MergerCo and the Company and the general partner of Parent (the "General Partner") have approved the merger of MergerCo with and into the Company (the "Merger") in accordance with the Massachusetts Business Corporation Law (the "MBCL") and, upon the terms and subject to the conditions set forth in this Agreement, holders of shares of common stock, par value $1.00 per share, of the Company (the "Common Stock") issued and outstanding immediately prior to the Effective Time (as hereinafter defined) will be entitled, subject to the terms and conditions hereof, to the right to receive cash;

     WHEREAS, the Board of Directors of the Company (the "Company Board") has, in light of and subject to the terms and conditions set forth herein, (i) determined that (A) the consideration to be paid for each share of Common Stock in the Merger is fair to the stockholders of the Company, and (B) the Merger is otherwise in the best interests of the Company and its stockholders, and (ii) resolved to approve and adopt this Agreement and the transactions contemplated or required by this Agreement, including the Merger (collectively, the "Transactions"), and to recommend approval and adoption by the stockholders of the Company of this Agreement and the Transactions;

     WHEREAS, as a condition to the willingness of Parent and MergerCo to enter into this Agreement, certain stockholders of the Company (the "Voting Agreement Stockholders") have entered into a Voting Agreement, dated as of the date hereof, with Parent and MergerCo (the "Voting Agreement"), pursuant to which each Voting Agreement Stockholder has agreed, among other things, to vote his shares of Common Stock in favor of the approval of the Transactions and the approval of any other matter relating to consummation of the Transactions, upon the terms and subject to the conditions set forth in the Voting Agreement;

     WHEREAS, Parent, MergerCo and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Transactions, and also to prescribe various conditions to the Transactions; and

     WHEREAS, it is intended that the Merger be recorded as a recapitalization for financial reporting purposes.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, Parent, MergerCo and the Company hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, the Company and MergerCo shall consummate the Merger pursuant to which (a) MergerCo shall be merged with and into the Company and the separate corporate existence of MergerCo shall thereupon cease, (b) the Company shall be the successor or surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation") and shall continue to be governed by the laws of the Commonwealth of Massachusetts, and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Company shall take such steps as are permitted under the MBCL to (i) amend the Articles of Organization of the Company (the "Articles of Organization") so that the Articles of Organization of MergerCo, as in effect immediately prior to the Effective Time, shall be the Articles of Organization of the Surviving Corporation until thereafter amended as provided by law and such Articles of Organization, and (ii) amend the Bylaws of the Company (the "Bylaws") so that the Bylaws of MergerCo, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by law, by the Articles of Organization of the Surviving Corporation and by such Bylaws. Notwithstanding the foregoing, the name of the Surviving Corporation shall be "Instron Corporation" and the Articles of Organization and Bylaws of the Surviving Corporation shall so provide. The Merger shall have the effects specified in the MBCL. The purpose of the Surviving Corporation shall be to carry on a manufacturing, contracting, merchandising, and research business, and in general, to carry on any business or other activity which may be lawfully carried on by a corporation organized under Chapter 156B of the Massachusetts General Laws (the "MGL").

     1.2 Effective Time. On the Closing Date (as hereinafter defined), MergerCo and the Company shall duly execute and file articles of merger (the "Articles of Merger") with the Secretary of State of the Commonwealth of Massachusetts in accordance with the MBCL. The Merger shall become effective at such time as the Articles of Merger, accompanied by payment of the filing fee (as provided in Chapter 156B, Section 114 of the MBCL), have been examined by and received the endorsed approval of the Secretary of State of the Commonwealth of Massachusetts (the "Effective Time").

     1.3 Closing. The closing of the Merger (the "Closing") shall occur as promptly as practicable (but in no event later than the second business day) after all of the conditions set forth in Article VIII shall have been satisfied or, if permissible, waived by the party entitled to the benefit of the same, and, subject to the foregoing, shall take place at such time and on a date to be specified by the parties (the "Closing Date"); provided, however, that in no event shall the Closing occur earlier than July 8, 1999. The Closing shall take place at the offices of Jones, Day, Reavis & Pogue, 901 Lakeside Avenue, Cleveland, Ohio 44114, unless another place is agreed to by the parties hereto.

     1.4 Directors and Officers. The directors of MergerCo immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Articles of Organization and Bylaws of the Surviving Corporation.

                                   ARTICLE II

                   EFFECT OF THE MERGER ON THE CAPITAL STOCK
                        OF THE CONSTITUENT CORPORATIONS

     2.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Common Stock or Series B Stock (as hereinafter defined) or any shares of capital stock of MergerCo:

          (a) Each share of common stock, par value $.01 per share, of MergerCo (the "MergerCo Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Corporation (the "Surviving Corporation Common Stock") following the Merger.

          (b) Each share of Common Stock that is owned by the Company, or by any wholly owned Subsidiary (as defined in Section 10.2) of the Company or by MergerCo shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

          (c) Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares owned by the Company, any of its wholly owned Subsidiaries or MergerCo and Dissenting Shares (as defined in Section 3.2)) shall be converted into the right to receive $22.00 per share, net to the seller in cash, payable to the holder thereof, without any interest thereon (the "Merger Consideration"), upon surrender and exchange of the Certificate (as hereinafter defined) representing such share of Common Stock.

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

          (d) Each share of Series B Preferred Stock, par value $1.00 per share, of the Company (the "Series B Stock") issued and outstanding immediately prior to the Effective Time (other than shares owned by the Company or any of its wholly owned Subsidiaries) shall be converted into one fully paid and nonassessable share of Surviving Corporation Common Stock following the Merger.

          (e) All shares of Common Stock, when converted as provided in Section 2.1(c), shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each Certificate (as hereinafter defined) previously evidencing such shares shall thereafter represent only the right to receive the Merger Consideration. The holders of Certificates previously evidencing shares of Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to the Common Stock except as otherwise provided herein or by law and, upon the surrender of Certificates in accordance with the provisions of Section 3.1, shall only represent the right to receive for their shares of Common Stock, the Merger Consideration, without any interest thereon.

          (f) All shares of Series B Stock, when converted as provided in
     Section 2.1(d) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously evidencing such shares of Series B Stock shall thereafter represent only the right to receive shares of Surviving Corporation Common Stock. The holders of certificates previously evidencing shares of Series B Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to the Series B Stock except as otherwise provided herein or by law.

     2.2 Company Stock Options and Related Matters.

     (a) Each option (collectively, the "Options") granted under the Company's 1992 Stock Incentive Plan (the "1992 Plan"), the 1984 United Kingdom Share Option Scheme (the "1984 Plan"), the 1982 Incentive Stock Option Plan (the "1982 Plan") and the 1979 Non-Qualified Plan (the "1979 Plan" and, together with the 1992 Plan, the 1984 Plan and the 1982 Plan, the "Stock Option Plans"), which is outstanding (whether or not then exercisable) as of immediately prior to the Effective Time and which has not been exercised or canceled prior thereto (other than the Options identified in Section 2.2 of the Company Disclosure Schedule (as hereinafter defined), such Options being hereinafter referred to as the "Rollover Options"), shall, at the Effective Time, be canceled and upon the surrender and cancellation of the option agreement representing such Option, the Company shall (x) pay to the holder thereof cash in an amount equal to the product of (i) the number of shares of Common Stock provided for in such Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per share provided for in such Option, which cash payment shall be treated as compensation and shall be net of any applicable federal or state withholding tax (the "Option Consideration"). The Company shall take all actions necessary to ensure that (i) all Options, to the extent not exercised prior to the Effective Time, shall terminate and be canceled as of the Effective Time and thereafter be of no further force or effect, and (ii) no Options are granted after the date of this Agreement.

     (b) Each Rollover Option which is outstanding (whether or not then exercisable) as of immediately prior to the Effective Time shall, at the Effective Time, be automatically converted into an option to acquire 0.2 fully paid and nonassessable shares of Surviving Corporation Common Stock at an exercise price per share equal to (i) five (5) multiplied by (ii) the exercise price per share provided for in the Option for which such Rollover Option is surrendered; provided, however, that such exercise price shall be rounded up to the nearest whole cent. From and after the Effective Time, the Rollover Options shall be governed by the terms of the Stock Option Plans applicable to the Option for which such Rollover Option is surrendered. The adjustments provided herein with respect to any Rollover Options that are "incentive stock options" as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), shall be and are intended to be effected in a manner which is consistent with Section 424(a) of the Code.

     (c) Except as set forth in Section 2.2 of the Company Disclosure Schedule, the Stock Option Plans shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of the Company Subsidiaries shall be of no further force and effect and shall be deemed to be deleted as of the Effective Time and no holder of an Option or any participant in any Stock Option Plan or any other plans,

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

programs or arrangements (other than holders of Rollover Options) shall have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any Subsidiary thereof.

     (d) Except as set forth in Section 2.2 of the Company Disclosure Schedule, Parent and MergerCo acknowledge that all restricted stock awards granted under the Stock Option Plans shall immediately vest and the restrictions associated therewith shall automatically be deemed waived as provided by the Stock Option Plans but in no event later than the date on which the Company's stockholders approve this Agreement and the Transactions.

                                  ARTICLE III

                     PAYMENT FOR SHARES; DISSENTING SHARES

     3.1 Payment for Shares of Company Common Stock.

     (a) From and after the Effective Time, such bank or trust company as shall be mutually acceptable to MergerCo and the Company shall act as exchange agent (the "Exchange Agent"). At or prior to the Effective Time, MergerCo shall deposit, or MergerCo shall otherwise take all steps necessary to cause to be deposited, with the Exchange Agent in an account (the "Exchange Fund") the aggregate Merger Consideration (net of any applicable withholding taxes) to which holders of shares of Common Stock shall be entitled at the Effective Time pursuant to Section 2.1(c).

     (b) Promptly after the Effective Time, MergerCo shall cause the Exchange Agent to mail to each record holder of Certificates (the "Certificates") that immediately prior to the Effective Time represented shares of Common Stock a form of letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and instructions for use in surrendering such Certificates and receiving the Merger Consideration in respect thereof.

     (c) In effecting the payment of the Merger Consideration with respect to shares of Common Stock represented by Certificates entitled to payment of the Merger Consideration pursuant to Section 2.1(c) (the "Cashed Shares"), upon the surrender of each such Certificate, the Exchange Agent shall pay the holder of such Certificate the Merger Consideration multiplied by the number of Cashed Shares (net of any applicable withholding taxes), in consideration therefor. Upon such payment such Certificate shall forthwith be canceled.

     (d) Until surrendered in accordance with paragraph (c) above, each such Certificate (other than Certificates representing shares of Common Stock held by MergerCo or any of its affiliates, in the treasury of the Company or by any wholly owned Subsidiary of the Company or Dissenting Shares) shall represent solely the right to receive the Merger Consideration relating thereto. No interest or dividends shall be paid or accrued on the Merger Consideration. If the Merger Consideration (or any portion thereof) is to be delivered to any person other than the person in whose name the Certificate formerly representing shares of Common Stock surrendered therefor is registered, it shall be a condition to such right to receive such Merger Consideration that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person surrendering such shares of Common Stock shall pay to the Exchange Agent any transfer or other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

     (e) No dividends or other distributions with respect to shares of Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Common Stock represented thereby.

     (f) Promptly following the date which is 180 days after the Effective Time, the Exchange Agent shall deliver to the Surviving Corporation all cash, Certificates and other documents in its possession relating to the Transactions, and the Exchange Agent's duties shall terminate. Thereafter, each holder of a Certificate formerly representing a share of Common Stock may surrender such Certificate to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar laws) receive in consideration therefor the Merger Consideration relating thereto without any interest or dividends thereon.

     (g) After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of any shares of Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates formerly representing shares of Common Stock are presented to the Surviving Corporation or the Exchange Agent, they shall be surrendered and canceled in return for the payment of the Merger Consideration relating thereto, as provided in this Article III.

     (h) None of Parent, MergerCo, the Company or the Exchange Agent shall be liable to any person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered prior to seven years after the Effective Time, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

     3.2 Appraisal Rights.

     (a) Notwithstanding anything in this Agreement to the contrary, any shares of Common Stock ("Dissenting Shares") which are issued and outstanding immediately prior to the Effective Time and which are held by stockholders of the Company who have filed with the Company, before the taking of the vote of the stockholders of the Company to approve this Agreement, written objections to such approval stating their intention to demand payment for such shares of Common Stock, and who have not voted such shares of Common Stock in favor of the adoption of this Agreement, will not be converted as described in Section 2.1 hereof, but will thereafter constitute only the right to receive payment of the fair value of such shares of Common Stock in accordance with the applicable provisions of Chapter 156B of the MBCL (the "Appraisal Rights Provisions"); provided, however, that all shares of Common Stock held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Common Stock under the Appraisal Rights Provisions shall thereupon be deemed to have been canceled and retired and to have been converted, as of the Effective Time, into the right to receive the Merger Consideration, without interest, in the manner provided in Section
2.1. Persons who have perfected statutory rights with respect to Dissenting Shares as aforesaid will not be paid by the Surviving Corporation as provided in this Agreement and will have only such rights as are provided by the Appraisal Rights Provisions with respect to such Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, if Parent, MergerCo or the Company abandon or are finally enjoined or prevented from carrying out, or the stockholders rescind their adoption of, this Agreement, the right of each holder of Dissenting Shares to receive the fair value of such Dissenting Shares in accordance with the Appraisal Rights Provisions will terminate, effective as of the time of such abandonment, injunction, prevention or rescission. The Company shall give MergerCo prompt notice of any demands received by the Company for the exercise of appraisal rights with respect to shares of Common Stock and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent (which shall not be unreasonably withheld), make any payment with respect to, or settle or offer to settle, any such demands.

     (b) Each dissenting stockholder who becomes entitled under the MBCL to payment for Dissenting Shares shall receive payment therefor after the Effective Time from the Surviving Corporation (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the MBCL), and such shares of Common Stock shall be canceled.

                                   ARTICLE IV

                       REPRESENTATIONS AND WARRANTIES OF
                              PARENT AND MERGERCO

     Parent and MergerCo jointly and severally hereby represent and warrant to the Company as follows:

     4.1 Organization. Parent is a limited partnership duly organized and validly existing under the laws of the State of Ohio and MergerCo is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts, and each has all requisite power and authority and all necessary governmental approvals to own, lease and operate their properties and to carry on their businesses as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority, and governmental approvals would not have a material adverse effect on the business, results of operations or condition (financial or otherwise) of Parent (a "Parent Material Adverse Effect"). Parent is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect.

     4.2 Authorization; Validity of Agreement; Necessary Action. Each of Parent and MergerCo has full power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution, delivery and performance by Parent and MergerCo of this Agreement and the consummation of the Transactions have been duly authorized by all necessary partnership action on behalf of Parent (the "Parent Board") and the Board of Directors of MergerCo (the "MergerCo Board") and by the stockholders of MergerCo, and, except as set forth in Section 4.2 of the schedule attached to this Agreement setting forth exceptions to Parent's and MergerCo's representations and warranties set forth herein (the "Parent and MergerCo Disclosure Schedule"), no other action on the part of Parent and MergerCo is necessary to authorize the execution and delivery by Parent and MergerCo of this Agreement and the consummation of the Transactions. This Agreement has been duly executed and delivered by Parent and MergerCo and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of each of Parent and MergerCo, as the case may be, enforceable against each of them in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

     4.3 Consents and Approvals; No Violations. Except as set forth in Section
4.2 of the Parent and MergerCo Disclosure Schedule and except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Securities Act of 1933, as amended (the "Securities Act"), the HSR Act (as hereinafter defined), the antitrust and competition laws of foreign countries and state securities or state "Blue Sky" laws, none of the execution, delivery or performance of this Agreement by Parent or MergerCo, the consummation by Parent or MergerCo of the Transactions or compliance by Parent or MergerCo with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the limited partnership agreement of Parent or the articles of organization or bylaws of MergerCo, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity (as hereinafter defined), (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or MergerCo is a party or by which either of them or any of their respective properties or assets may be bound, or
(iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or MergerCo or any of their properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such violations, breaches or defaults which would not, individually or in the aggregate, have a Parent Material Adverse Effect.

     4.4 Required Financing. Parent and MergerCo have revolving credit facility and high yield bridge financing commitments in place which, if funded in accordance with their terms, together with equity capital commitments from the limited partners of Parent and certain additional equity capital commitments from certain of the limited partners of Parent (the "Side-by-Side Equity Commitments"), will provide sufficient funds to consummate the Transactions (collectively, the "Transaction Costs"), including, without limitation, to (i) pay the Merger Consideration pursuant to Section 2.1(c), (ii) refinance the outstanding indebtedness of the Company, (iii) pay any fees and expenses in connection with the Transactions or the financing thereof and (iv) provide for the working capital needs of the Company following the Merger, including, without limitation, if applicable, letters of credit. Neither Parent nor MergerCo has any reason to believe that any condition to such financing commitments cannot or will not be waived or satisfied prior to the Effective Time. Parent has provided to the Company true, complete and correct copies of all financing commitment letters executed by the revolving credit facility lender and the high yield bridge lender (collectively, the "Lenders"), including any exhibits, schedules or amendments thereto (the "Financing Letters"). Parent has provided to the Company true, complete and correct copies of each Side-by-Side Equity Commitment letter executed by the limited partner of Parent signatory thereto, including any exhibits, schedules or amendments thereto. The advisory board of Parent has approved an investment by Parent of $40,000,000 of Fund Capital (as hereinafter defined) in the Company and, from and after the date of this Agreement, the advisory board of Parent shall not withdraw or change such approval unless this Agreement shall have been terminated in accordance with its terms.

     4.5 Takeover Laws. Neither Parent nor MergerCo was, immediately prior to the execution of this Agreement, an "interested stockholder" within the meaning of Chapter 110F of the MGL.

     4.6 Formation of MergerCo; No Prior Activities. MergerCo was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. As of the date hereof and as of the Effective Time, except for (i) obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement and (ii) this Agreement and any other agreements or arrangements contemplated by this Agreement or in furtherance of the transactions contemplated hereby, MergerCo has not incurred, directly or indirectly, through any subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

     4.7 Beneficial Ownership. Except to the extent permitted by Section 7.16 hereof or as a result of the execution by Parent and MergerCo of the Voting Agreement, neither Parent nor MergerCo "beneficially owns" (as defined in Rule 13d-3 under the Exchange Act) any shares of Common Stock or any securities convertible into or exchangeable for Common Stock.

     4.8 Financial Condition of Parent. Parent has provided to the Company true, complete and correct copies of the audited financial statements of Parent for the fiscal year ended December 31, 1998 and the unaudited financial statements of Parent for the interim period ended March 31, 1999. Such financial statements fairly present the financial position of Parent as of the respective dates thereof, and the other related statements (including the related notes) included therein fairly present the results of operations of Parent for the respective fiscal periods set forth above. Parent has equity commitments from its limited partners in an aggregate amount in excess of $185,000,000 (the "Fund Capital"). The General Partner may, in its sole discretion, call such portion of the Fund Capital as is necessary to satisfy any of Parent's or MergerCo's obligations under or arising out of this Agreement and the performance by Parent and MergerCo thereof. None of the Fund Capital has been pledged or is subject to any material lien, security interest or other encumbrance.

                                   ARTICLE V
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as set forth in the disclosure schedules delivered at or prior to the execution hereof to Parent and MergerCo, which shall refer to the relevant Sections of this Agreement (the "Company Disclosure Schedule"), the Company represents and warrants to Parent and MergerCo as follows:

     5.1 Existence; Good Standing; Authority; Compliance With Law.

     (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has all requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals would not reasonably be expected to have a Company Material Adverse Effect (as hereinafter defined). Except as set forth in Section 5.1 of the Company Disclosure Schedule, the Company is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Agreement, a "Company Material Adverse Effect" shall mean a material adverse effect on the business, results of operations or condition (financial or otherwise) of the Company and the Company Subsidiaries taken as a whole.

     (b) Except as set forth in Section 5.1 of the Company Disclosure Schedule, each of the Company Subsidiaries is a corporation, partnership or limited liability company (or similar entity or association in the case of those Company Subsidiaries organized and existing other than under the laws of a State of the United States) duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate or other power and authority to own its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing could not reasonably be expected to have a Company Material Adverse Effect.

     (c) Neither the Company nor any of the Company Subsidiaries is in violation of any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which the Company or any Company Subsidiary or any of their respective properties or assets is subject, where such violation could have a Company Material Adverse Effect. The Company and the Company Subsidiaries have obtained all licenses, permits and other authorizations and have taken all actions required by applicable law or governmental regulations in connection with their businesses as now conducted, where the failure to obtain any such license, permit or authorization or to take any such action could have a Company Material Adverse Effect.

     (d) Except as set forth in Section 5.1(d) of the Company Disclosure Schedule, copies of the Articles of Organization and Bylaws and the other charter documents, bylaws, organizational documents and partnership, limited liability company and joint venture agreements (and in each such case, all amendments thereto) of each of the Company Subsidiaries have been provided to MergerCo or its representatives and are true and correct in all material respects.

     5.2 Authorization, Validity and Effect of Agreements. Each of the Company and the Company Subsidiaries has the requisite power and authority to enter into the Transactions and to execute and deliver this Agreement. The Company Board has approved this Agreement and the Transactions. In connection with the foregoing, the Company Board has taken such actions and votes as are necessary on its part to render the provisions of Chapter 110C and Chapter 110F of the MGL and all other applicable takeover statutes inapplicable to this Agreement and the Transactions. Subject only to the approval of this Agreement by the holders of the Common Stock, the execution by the Company of this Agreement and consummation of the Transactions have been duly authorized by all requisite corporate action on the part of the Company. This Agreement, assuming due and valid authorization, execution and delivery thereof by Parent and MergerCo, constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

     5.3 Capitalization. The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, par value $1.00 per share, of the Company (the "Preferred Stock"). As of the date of this Agreement, (i) 6,956,838 shares of Common Stock were issued and outstanding, (ii) 791,500, 650,000, 190,000 and 900,000 shares of Common Stock have been authorized and reserved for issuance pursuant to the 1979 Plan, the 1982 Plan, the 1984 Plan and the 1992 Plan, respectively, subject to adjustment on the terms set forth in the applicable Stock Option Plans, (iii) 200,588, 69,546 and 437,851 Options were outstanding under the 1979 Plan, the 1984 Plan and the 1992 Plan, respectively, (iv) no Options were outstanding under the 1982 Plan, (v) no shares of Preferred Stock were issued and outstanding, (vi) 108,262 shares of Common Stock and no shares of Preferred Stock were held in the treasury of the Company and (vii) 100,000 shares of Preferred Stock had been designated as Series A

Junior Participating Cumulative Preferred Stock, par value $1.00 per share. As of the date of this Agreement, the Company had no shares of Common Stock reserved for issuance other than as described above. Section 5.3 of the Company Disclosure Schedule sets forth a description of the Common Stock, the Preferred Stock and the Series A Junior Participating Cumulative Preferred Stock. All such issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. The parties acknowledge and agree that 75,000 shares of Preferred Stock will be designated by the Company as the Series B Stock prior to the Closing Date and up to such amount will be issued to the Rollover Stockholders (as hereinafter defined) prior to the Closing Date in accordance with Section 7.14 hereof. The Series B Stock, when issued, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. The Company has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Except as set forth above and for the Options (all of which have been issued under the Stock Option Plans), there are not as of the date of this Agreement issued, reserved for issuance or outstanding, (i) any shares of capital stock or other voting securities of the Company, (ii) any securities convertible into or exchangeable or exercisable for shares of capital stock or voting securities of the Company, or (iii) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, and no obligation of the Company or any Company Subsidiary to issue, any capital stock or voting securities of the Company. Section 5.3 of the Company Disclosure Schedule sets forth a full list of Options, including the name of the person to whom such Options have been granted, the number of shares subject to each Option, the per share exercise price for each Option and the vesting schedule for each Option. Except as set forth in Section 2.2 hereof and Section 5.3 of the Company Disclosure Schedule and as provided in the Stock Option Plans, the vesting schedule of all Options shall not be changed or affected by the execution of this Agreement or consummation of the Transactions. Other than the Voting Agreement and other than awards made pursuant to any of the Stock Option Plans, there are no agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of any shares of capital stock of the Company or which restrict the transfer of any such shares, nor does the Company have knowledge of any third party agreements or understandings with respect to the voting of any such shares or which restrict the transfer of any such shares. Other than (i) as set forth above, (ii) awards made pursuant to any of the Stock Option Plans, and (iii) as expressly contemplated by this Agreement and the Transactions, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock, partnership interests or any other securities of the Company or any Company Subsidiary. Except as set forth in Section 5.3 of the Company Disclosure Schedule and as expressly contemplated by this Agreement and the Transactions, neither the Company nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any agreement to register the offer and sale or resale of any of their securities under the Securities Act.

     5.4 Subsidiaries. Except as set forth in Section 5.4 of the Company Disclosure Schedule, the Company owns directly or indirectly each of the outstanding shares of capital stock or other equity interest of each of the Company Subsidiaries. Each of the outstanding shares of capital stock of each of the Company Subsidiaries having corporate form is duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 5.4 of the Company Disclosure Schedule, each of the outstanding shares of capital stock or other equity interest of each of the Company Subsidiaries is owned, directly or indirectly, by the Company free and clear of all liens, pledges, security interests, claims or other encumbrances. The following information for each Company Subsidiary as of the date of this Agreement is set forth in Section 5.4 of the Company Disclosure Schedule: (i) its name and jurisdiction of incorporation or organization; (ii) its authorized capital stock, share capital or other equity interest, to the extent applicable; and (iii) the name of each stockholder or equity interest holder and the number of issued and outstanding shares of capital stock, share capital or other equity interest held by it. There are no (i) securities convertible into or exchangeable or exercisable for shares of capital stock or voting securities of any Company Subsidiary, or (ii) warrants, calls, options or other rights to acquire from any Company Subsidiary, and no obligation of any Company Subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any Company Subsidiary. There are no outstanding contractual obligations of any Company Subsidiary to repurchase, redeem or otherwise acquire any such securities of Company Subsidiaries or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

     5.5 Other Interests. Except as set forth in Section 5.5 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any corporation, partnership, limited liability company, joint venture, business, trust or other entity (other than investments in short-term investment securities).

     5.6 No Violation; Consents. Except as set forth in Section 5.6 of the Company Disclosure Schedule, neither the execution and delivery by the Company of this Agreement nor consummation by the Company of the Transactions in accordance with the terms hereof, will conflict with or result in a breach of any provisions of the Articles of Organization, Bylaws, or the organizational documents of the Company or any Company Subsidiary. Except as set forth in
Section 5.6 of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement and consummation by the Company of the Transactions in accordance with the terms hereof will not violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties of the Company or the Company Subsidiaries under, or result in being declared void, voidable or without further binding effect, any of the terms, conditions or provisions of (x) any note, bond, mortgage, indenture, deed of trust or (y) any license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which the Company or any of the Company Subsidiaries is a party, or by which the Company or any of the Company Subsidiaries or any of their properties is bound, except as otherwise would not have a Company Material Adverse Effect. Other than the filings provided for in Article II of this Agreement, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), the antitrust and competition laws of foreign countries, the Exchange Act, the Securities Act, or applicable state securities and "Blue Sky" laws (collectively, the "Regulatory Filings"), the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company and consummation of the Transactions does not, require any consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority, except where the failure to obtain any such consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority would not have a Company Material Adverse Effect.

     5.7 SEC Documents. The Company has filed all required forms, reports and documents with the Securities and Exchange Commission (the "SEC") since December 31, 1995 (collectively, the "Company SEC Reports"), all of which were prepared in accordance with the applicable requirements of the Exchange Act, the Securities Act and the rules and regulations promulgated thereunder (the "Securities Laws"). All required Company SEC Reports have been filed with the SEC and constitute all forms, reports and documents required to be filed by the Company under the Securities Laws since December 31, 1995. As of their respective dates, the Company SEC Reports (i) complied as to form in all material respects with the applicable requirements of the Securities Laws and
(ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets of the Company included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) fairly presents the consolidated financial position of the Company and the Company Subsidiaries as of its date and each of the consolidated statements of income, retained earnings and cash flows of the Company included in or incorporated by reference into the Company SEC Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings or cash flows, as the case may be, of the Company and the Company Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments which would not be material in amount or effect), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein and except, in the case of the unaudited statements, as permitted by Form 10-Q pursuant to Section 13 or 15(d) of the Exchange Act.

     5.8 Litigation. Except as set forth in Section 5.8 of the Company Disclosure Schedule, no action, proceeding or investigation by any Governmental Entity and no suit, action or proceeding by any person, in each such case, with respect to the Company or any Company Subsidiary or any of their respective properties, is pending, or, to the knowledge of the Company, threatened, other than, in each case, those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or that would not reasonably be expected to prevent or materially delay consummation of the Transactions.

     5.9 Absence of Certain Changes. Except as set forth in Section 5.9 of the Company Disclosure Schedule, since December 31, 1998 the Company and the Company Subsidiaries have conducted their businesses only in the ordinary course of business and there has not been: (i) any Company Material Adverse Effect; (ii) any declaration, setting aside or payment of any dividend or other distribution with respect to the Common Stock; (iii) any material commitment, contractual obligation (including, without limitation, any management or franchise agreement, any lease (capital or otherwise) or any letter of intent), borrowing, liability, guaranty, capital expenditure or transaction (each, a "Commitment") entered into by the Company or any of the Company Subsidiaries outside the ordinary course of business except for Commitments for expenses of attorneys, accountants and investment bankers incurred in connection with the Transactions; or (iv) any material change in the Company's accounting principles, practices or methods.

     5.10 Taxes.

     (a) Except as set forth in Section 5.10 of the Company Disclosure Schedule, each of the Company and the Company Subsidiaries (i) has timely filed all Tax Returns (as hereinafter defined) which the Company was required to file (after giving effect to any filing extension granted by a Governmental Entity) and (ii) has paid all Taxes (as hereinafter defined) required to be paid by it, except, in each case, where the failure to file such Tax Returns or pay such Taxes would not have a Company Material Adverse Effect. Except as set forth in Section 5.10 of the Company Disclosure Schedule, the most recent audited financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 reflect, to the knowledge of the Company, an adequate reserve for all material Taxes payable by the Company and the Company Subsidiaries for all taxable periods and portions thereof through the date of such financial statements in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis. Except as set forth in
Section 5.10 of the Company Disclosure Schedule, (w) no deficiencies for any Taxes have been proposed, asserted or assessed against the Company or any of the Company Subsidiaries, (x) no federal income Tax Returns for a taxable period beginning after December 31, 1990 have been or are being audited, (y) no agreements or consents are in effect for the extension or waiver of the time in which to file any Tax Return or assess or collect any Taxes from the Company or any Company Subsidiary, and (z) neither the Company nor any Company Subsidiary is a party to any Tax sharing agreement, agreement for an exemption with any Governmental Entity, or agreement, contract, arrangement or plan that would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code.

     (b) For purposes of this Agreement, "Taxes" means all federal, state, local and foreign net or gross income, alternative or add-on minimum, environmental, gross receipts, property, sales, use, franchise, employment, withholding, excise and other taxes, tariffs or governmental charges of any nature whatsoever, together with any interest, penalties or additions to Tax with respect thereto.

     (c) For purposes of this Agreement, "Tax Returns" means all reports, returns (including information returns), declarations, statements or other information required to be supplied to a Governmental Entity in connection with Taxes.

     5.11 Books and Records.

     (a) The books of account and other financial records of the Company and each of the Company Subsidiaries are true, complete and correct in all material respects, have been maintained in accordance with good business practices, and are accurately reflected in all material respects in the financial statements included in the Company SEC Reports.

     (b) The minute books and other records of the Company and each of the Company Subsidiaries have been made available to MergerCo or its representatives, contain in all material respects accurate records of all meetings and accurately reflect in all material respects all other corporate action of the stockholders and directors and any committees of the Company Board and the boards of directors of each of the Company Subsidiaries and all actions of the partners or managers of each of the Company Subsidiaries, as applicable, except in each such case as would otherwise not have a Company Material Adverse Effect.

     5.12 Properties.

     (a) All of the real estate properties owned or leased by the Company or any of the Company Subsidiaries and material to the business and operations of the Company and the Company Subsidiaries taken as a whole are set forth in Section
5.12 of the Company Disclosure Schedule. Except as set forth in Section 5.12 of the Company Disclosure Schedule, the Company or a Company Subsidiary owns fee simple title to each of the owned real properties identified in Section 5.12 of the Company Disclosure Schedule (the "Company Properties"), free and clear of liens which secure the payment of money, mortgages or deeds of trust, monetary charges which are liens, security interests or other encumbrances on title which secure the payment of money (collectively, "Encumbrances"), and the Company Properties are not subject to any easements, rights of way, covenants, conditions, restrictions or other written agreements, laws, ordinances and regulations materially and adversely affecting the current use or occupancy of any of the Company Properties by the Company or the Company Subsidiaries, as applicable (collectively, "Property Restrictions"), except for (i) Property Restrictions imposed or promulgated by law or any governmental body or authority with respect to real property, including zoning regulations, that do not materially and adversely affect the current use of the property by the Company,
(ii) Property Restrictions disclosed on any title policies or reports or surveys received by, made available to, or otherwise obtained by, MergerCo, (iii) Property Restrictions that would be disclosed by current, accurate surveys or title policies or reports, and (iv) mechanics', carriers', suppliers', workmen's or repairmen's liens and other Encumbrances, Property Restrictions and other limitations of any kind, if any, which, individually or in the aggregate, are not material in amount, do not materially detract from the value of or materially interfere with the present use of any of the Company Properties subject thereto or affected thereby, and do not otherwise materially impair business operations conducted by the Company and the Company Subsidiaries and which have arisen or been incurred only in the ordinary course of business. Except as set forth in Section 5.12 of the Company Disclosure Schedule, (A) the Company has not received any written notice of any material violation of any federal, state or municipal law, ordinance, order, regulation or requirement affecting any portion of any of the Company Properties by any Governmental Entity; (B) to the Company's knowledge, there are no material structural defects relating to any of the Company Properties; (C) to the Company's knowledge, there is no Company Property whose building systems are not in working order in any material respect; and (D) to the Company's knowledge, there is no physical damage, other than ordinary wear and tear, for which the Company is responsible to any Company Property in excess of $250,000 for which there is no insurance in effect covering the full cost of the restoration.

     (b) The Company and the Company Subsidiaries own good title, free and clear of all Encumbrances, to all of the personal property and assets shown on the Company's balance sheet at December 31, 1998 as reflected in the Company SEC Reports (the "Balance Sheet") or acquired after December 31, 1998, except for
(A) assets which have been disposed of to nonaffiliated third parties since December 31, 1998 in the ordinary course of business, (B) Encumbrances reflected in the Balance Sheet, (C) Encumbrances or imperfections of title which are not, individually or in the aggregate, material in character, amount or extent and which do not materially detract from the value or materially interfere with the present or presently contemplated use of the assets subject thereto or affected thereby, and (D) Encumbrances for current Taxes not yet due and payable. All of the machinery, equipment and other tangible personal property and assets owned or used by the Company and the Company Subsidiaries are in good condition and repair to the extent necessary to permit the Company and the Company Subsidiaries to conduct their businesses as they are currently being conducted.

     5.13 Intellectual Property. The Company or the Company Subsidiaries are the owner of, or a licensee under a valid license for, all items of intangible property which are material to the business of the Company and the Company Subsidiaries as currently conducted, taken as a whole, including, without limitation, trade names, unregistered trademarks and service marks, brand names, software, patents and copyrights, except where the failure to own or be a licensee for such intangible property would not have a Company Material Adverse Effect. Except as disclosed in Section 5.13 of the Company Disclosure Schedule, there are no claims pending or, to the Company's knowledge, threatened, that the Company or any Company Subsidiary is in violation of any such intellectual property right of any third party which would have a Company Material Adverse Effect, and, to the Company's best knowledge, no third party is in violation of any intellectual property rights of the Company or any Company Subsidiary which would have a Company Material Adverse Effect.

     5.14 Environmental Matters. The Company and the Company Subsidiaries are in compliance with all Environmental Laws (as hereinafter defined), except for any noncompliance that, either singly or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. As used in this Agreement, "Environmental Laws" shall mean all federal, state, local and foreign laws, rules, regulations, ordinances and orders that purport to regulate the release of hazardous substances or other materials into the environment, or impose limitations, requirements or obligations relating to environmental protection. As used in this Agreement, "Hazardous Materials" means any "hazardous waste" as defined in either the United States Resource Conservation and Recovery Act or regulations adopted pursuant to said act, any "hazardous substance" or "pollutant or contaminant" as defined in the United States Comprehensive Environmental Response, Compensation and Liability Act and, to the extent not included in the foregoing, any medical waste, petroleum or oil or fractions thereof. There is no administrative or judicial enforcement or cost recovery proceeding pending, or to the best knowledge of the Company threatened, against the Company or any Company Subsidiary under any Environmental Law. Neither the Company nor any Company Subsidiary or, to the best knowledge of the Company, any legal predecessor of the Company or any Company Subsidiary, has received any written notice that it is potentially responsible under any Environmental Law for any costs of response or for damages to natural resources, as those terms are defined under the Environmental Laws, at any location and neither the Company nor any Company Subsidiary has transported or disposed of, or allowed or arranged for any third party to transport or dispose of, any waste containing Hazardous Materials at any location included on the National Priorities List, as defined under the Comprehensive Environmental Response, Compensation, and Liability Act, or any location proposed for inclusion on that list or at any location on any analogous state list. Except for any release that, either individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, there has been no release on the real property owned or leased by the Company or any Company Subsidiary, or, to the Company's knowledge, on the real property owned or leased by any predecessor entity, which real property currently is owned or leased by the Company or any Company Subsidiary, of Hazardous Materials, or, with respect to any real property located outside of the United States, any hazardous or toxic material or substance regulated under any foreign Environmental Law, in a manner that could result in an order to perform a response action or in material liability under the Environmental Laws and, except as set forth in Section 5.14 of the Company Disclosure Schedule, there is no hazardous waste treatment, storage or disposal facility, underground storage tank, landfill, surface impoundment, underground injection well, or, to the Company's knowledge, friable asbestos or PCB's, as those terms are defined under the Environmental Laws, located at any of the real property owned or leased by the Company or any Company Subsidiary or, to the Company's knowledge, any predecessor entity, or at any facilities utilized by the Company or the Company Subsidiaries. The Company has disclosed and made available to MergerCo all studies, analyses and test results in the possession, custody or control of the Company or any Company Subsidiary relating to the environmental conditions on or under any of the properties or assets owned, leased or operated by the Company or any Company Subsidiary. Except as set forth in Section 5.14 of the Company Disclosure Schedule, the Company and the Company Subsidiaries hold all permits, licenses or authorizations required under applicable Environmental Laws ("Environmental Permits" ) or have submitted on a timely basis complete applications for the renewal of any Environmental Permit which has expired but has not yet been renewed.

     5.15 Employee Benefit Plans.

     (a) Section 5.15 of the Company Disclosure Schedule sets forth a list of every Company Benefit Plan (as hereinafter defined) that is maintained by the Company or an Affiliate (as hereinafter defined) on the date hereof.

     (b) Each Company Benefit Plan which has been intended to qualify under
Section 401(a) of the Code has received a favorable determination or approval letter from the Internal Revenue Service (the "IRS") regarding its qualification under such section and neither the Company nor any Affiliate knows that any such Company Benefit Plan has been maintained in a manner that would preclude qualified status.

     (c) Except as set forth in Section 5.15 of the Company Disclosure Schedule, neither the Company nor any Affiliate knows of any failure of any party to comply with any laws applicable with respect to the Company Benefit Plans. With respect to any Company Benefit Plan, there has been no (i) "prohibited transaction," as defined in Section 406 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Code Section 4975, for which an exemption is not available or (ii) material failure to comply with any provision of ERISA, other applicable law, or any agreement, which, in either case, would subject the Company or any Affiliate to liability (including, without limitation, through any obligation of indemnification or contribution) for any damages, penalties, or taxes, or any other material loss or expense. No litigation or governmental administrative proceeding (or investigation) or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Company's knowledge, threatened with respect to any such Company Benefit Plan.

     (d) Neither the Company nor any Affiliate has incurred any liability under title IV of ERISA which has not been paid in full as of the date of this Agreement. There has been no "accumulated funding deficiency" (whether or not waived) with respect to any employee pension benefit plan ever maintained by the Company or any Affiliate and subject to Code Section 412 or ERISA Section 302. With respect to any Company Benefit Plan maintained by the Company or any Affiliate and subject to Title IV of ERISA, there has been no (nor will there be any as a result of the Transactions) (i) "reportable event," within the meaning of ERISA Section 4043 or the regulations thereunder, for which the notice requirement is not waived by the regulations thereunder, and (ii) event or condition which presents a material risk of a plan termination or any other event that may cause the Company or any Affiliate to incur liability or have a lien imposed on its assets under Title IV of ERISA. Neither the Company nor any Affiliate has ever maintained a Multiemployer Plan (as hereinafter defined).

     (e) With respect to each Company Benefit Plan, complete and correct copies of the following documents (if applicable to such Company Benefit Plan) have previously been delivered to MergerCo or its representatives: (i) all documents embodying or governing such Company Benefit Plan, and any funding medium for such Company Benefit Plan (including, without limitation, trust agreements) as they may have been amended to the date hereof; (ii) the most recent IRS determination or approval letter with respect to such Company Benefit Plan under Code Section 401(a), and any applications for determination or approval subsequently filed with the IRS; (iii) the three most recently filed IRS Forms 5500, with all applicable schedules and accountants' opinions attached thereto;
(iv) the current summary plan description for such Company Benefit Plan (or other descriptions of such Company Benefit Plan provided to employees) and all modifications thereto; and (v) any insurance policy (including any fiduciary liability insurance policy or fidelity bond) related to such Company Benefit Plan.

     (f) With respect to each group health plan benefitting any current or former employee of the Company or any Affiliate that is subject to Section 4980B of the Code, or was subject to Section 162(k) of the Code, the Company and each Affiliate have complied in all material respects with (i) the continuation coverage requirements of Section 4980B of the Code and Section 162(k) of the Code, as applicable, and Part 6 of Subtitle B of Title I of ERISA and (ii) the Health Insurance Portability and Accountability Act of 1996, as amended.

     (g) With respect to any insurance policy providing funding for benefits under any Company Benefit Plan, (i) there is no liability of the Company or any Affiliate in the nature of a retroactive rate adjustment, loss sharing arrangement, or other actual or contingent liability, nor would there be any such liability if such insurance policy was terminated on the date hereof, and (ii) to the knowledge of the Company, no insurance company issuing any such policy is in receivership, conservatorship, liquidation or similar proceeding and no such proceedings with respect to any insurer are imminent.

     (h) Except as set forth in Section 5.15 of the Company Disclosure Schedule, no Company Benefit Plan provides benefits, including, without limitation, death or medical benefits, beyond termination of service or retirement other than (i) coverage mandated by law, (ii) death or retirement benefits under any qualified Company Benefit Plan, or (iii) deferred compensation benefits reflected on the books of the Company or an Affiliate.

     (i) Except as set forth in Section 5.15 of the Company Disclosure Schedule, the execution and performance of this Agreement will not (i) constitute a stated triggering event under any Company Benefit Plan that will result in any payment (whether of severance pay or otherwise) becoming due from the Company or any Affiliate to any officer, employee, or former employee (or dependents of such employee), or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any employee, officer or director of the Company or any Affiliate.

     (j) Except as set forth in Section 5.15 of the Company Disclosure Schedule,
(i) any amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of the Company or any Affiliate who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Company Benefit Plan currently in effect would not be characterized as an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code), and (ii) the disallowance of a deduction under Section 162(m) of the Code for employee remuneration will not apply to any amount paid or payable by the Company or any Affiliate under any contract, Company Benefit Plan, program, arrangement or understanding currently in effect.

     (k) For purposes of this Section:

          (i) "Company Benefit Plan" means (A) all employee benefit plans within the meaning of ERISA Section 3(3) maintained by the Company or any Affiliate, including, but not limited to, multiple employer welfare arrangements (within the meaning of ERISA Section 3(40)), plans to which more than one unaffiliated employer contributes and employee benefit plans (such as foreign or excess benefit plans) which are not subject to ERISA;
     (B) all stock option plans, stock purchase plans, bonus or incentive award plans, severance pay policies or agreements, deferred compensation agreements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements not described in (A) above maintained by the Company or any Affiliate, including without limitation, any arrangement intended to comply with Code Section 120, 125, 127, 129 or 137; and (C) all plans or arrangements providing compensation to employee and non-employee directors maintained by the Company or any Affiliate. In the case of a Company Benefit Plan funded through a trust described in Code Section 401(a), or any other funding vehicle, each reference to such Company Benefit Plan shall include a reference to such trust, organization or other vehicle;

          (ii) An entity "maintains" a Company Benefit Plan if such entity sponsors, contributes to, or provides benefits under or through such Company Benefit Plan, or has any obligation (by agreement or under applicable law) to contribute to or provide benefits under or through such Company Benefit Plan, or if such Company Benefit Plan provides benefits to or otherwise covers employees of such entity (or their spouses, dependents, or beneficiaries);

          (iii) An entity is an "Affiliate" of the Company for purposes of this
     Section 5.15 if it would have ever been considered a single employer with the Company under ERISA Section 4001(b) or part of the same "controlled group" as the Company for purposes of ERISA Section 302(d)(8)(C); and

          (iv) "Multiemployer Plan" means an employee pension or welfare benefit plan to which more than one unaffiliated employer contributes and which is maintained pursuant to one or more collective bargaining agreements.

     5.16 Labor Matters. Except as set forth in Section 5.16 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor union organization. There is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries relating to their business, except for any such proceeding which would not reasonably be expected to have a Company Material Adverse Effect. To the Company's knowledge there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of the Company Subsidiaries.

     5.17 No Brokers. Neither the Company nor any of the Company Subsidiaries has entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of such entity or MergerCo to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the Transactions, except that the Company has retained The Beacon Group Capital Services, L.L.C. ("Beacon Group") as its financial advisor in connection with the Transactions, a true copy of any and all agreements between the Company and Beacon Group, including the engagement letter entered into between the Company and Beacon Group, have been delivered to MergerCo. Other than the foregoing arrangements, the Company is not aware of any claim for payment of any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the Transactions.

     5.18 Opinion of Financial Advisors. The Company has received the opinion of Beacon Group to the effect that, as of the date hereof, the Merger Consideration is fair to the holders of the Common Stock from a financial point of view.

     5.19 Year 2000. There is no impediment to the Company being year 2000 compliant by December 31, 1999 (i.e., that products, hardware, software and other date-sensitive equipment manufactured, sold, owned, licensed or used by the Company will be capable of correctly processing date data (including, but not limited to, calculating, comparing and sequencing) accurately prior to, during and after the calendar year 2000 when used, assuming that all third party products, hardware, software and other date-sensitive equipment used in combination therewith are capable of properly exchanging date data), except to the extent that any such impediment would not have a Company Material Adverse Effect.

     5.20 Insurance. The Company and the Company Subsidiaries are covered by insurance in scope and amount customary and reasonable for the businesses in which they are engaged. Except as disclosed in Section 5.20 of the Disclosure Schedule, each insurance policy to which the Company or any of the Company Subsidiaries is a party is in full force and effect and will not require any consent as a result of the consummation of the Transactions. Neither the Company nor any of the Company Subsidiaries is in material breach or default (including with respect to the payment of premiums or the giving of notices) under any insurance policy to which it is a party, and no event has occurred which, with notice or the lapse of time, would constitute such a material breach or default by the Company or any of the Company Subsidiaries or would permit termination, modification or acceleration, under such policies; and the Company has not received any notice from the insurer disclaiming coverage or reserving rights with respect to any material claim or any such policy in general.

     5.21 Contracts. Neither the Company nor any of the Company Subsidiaries is in breach, nor has the Company or any Company Subsidiary received in writing any claim that it has breached, any of the terms or conditions of any material agreement, contract or commitment (excluding leases) to which it is a party or by which any of its assets and properties are bound (collectively, "Material Contracts") in such a manner as would permit any other party to cancel or terminate the same prior to its stated term or would permit any other party to collect material damages from the Company under any such Material Contract. Neither the Company nor any of the Company Subsidiaries is in breach, nor has the Company or any Company

Subsidiary received in writing any claim that it has breached, any of the terms or conditions of any lease to which it is a party and which is material to the business of the Company and the Company Subsidiaries taken as a whole (collectively, "Material Leases"), in such a manner as would permit any other party to cancel or terminate the same prior to its stated term or would permit any other party to collect material damages from the Company under any such Material Lease. Each Material Contract and Material Lease is in full force and effect and to the Company's knowledge is not subject to any material default thereunder by any party obligated to the Company or any of the Company Subsidiaries thereunder. The Company is not a party to any "poison pill," shareholder rights plan, rights agreement or similar agreement, instrument, plan or arrangement.

     5.22 Takeover Laws. No "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation enacted under state or federal laws in the United States including, without limitation, Chapter 110F of the MGL, applicable to the Company or any of the Company Subsidiaries is applicable to the execution, delivery and performance of this Agreement or the consummation of the Merger or the other Transactions.

     5.23 Vote Required. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock entitled to vote thereon is the only vote of any class of capital stock of the Company required by the MBCL, the Articles of Organization or the Bylaws to adopt this Agreement and approve the Transactions.

     5.24 Definition of the Company's Knowledge. As used in this Agreement, the phrase "to the knowledge of the Company" or any similar phrase means the actual (and not the constructive or imputed) knowledge (following a reasonable inquiry) of those individuals identified in Section 5.24 of the Company Disclosure Schedule.

                                   ARTICLE VI
                     CONDUCT OF BUSINESS PENDING THE MERGER

     6.1 Conduct of Business by the Company. During the period from the date of this Agreement to the Effective Time, except as otherwise contemplated by this Agreement, the Company shall, and shall cause each of the Company Subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course, consistent with past practice, and use their best efforts to preserve intact their present business organizations, keep available the services of their present advisors, managers, officers and employees and preserve their relationships with customers, suppliers, licensors and others having business dealings with them and continue existing contracts as in effect on the date hereof (for the term provided in such contracts). Without limiting the generality of the foregoing, neither the Company nor any of the Company Subsidiaries will (except as expressly permitted by this Agreement or as contemplated by the Transactions or to the extent that Parent or MergerCo shall otherwise consent in writing):

          (a) (i) declare, set aside or pay any dividend or other distribution (whether in cash, stock, property or any combination thereof) in respect of any of its capital stock, (ii) split, combine or reclassify any of its capital stock or (iii) repurchase, redeem or otherwise acquire any of its securities, except, in the case of clause (iii), for (X) the acquisition of shares of Common Stock from holders of Options in full or partial payment of the exercise price payable by such holders upon exercise of Options outstanding on the date of this Agreement and (Y) the acquisition of shares of Common Stock from the stockholders of the Company set forth in Section 6.1(a) of the Company Disclosure Schedule (collectively, the "Rollover Stockholders") upon the exchange of such shares for shares of Series B Stock in connection with the Transactions;

          (b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities (including indebtedness having the right to vote) or equity equivalents (including, without limitation, stock appreciation rights), other than (X) the issuance of shares of Common Stock upon the exercise of Options outstanding on the date of this

     Agreement in accordance with their present terms and (Y) the issuance of the Series B Stock to the Rollover Stockholders in exchange for shares of Common Stock in connection with the Transactions;

          (c) acquire, sell, lease, encumber, transfer or dispose of any assets outside the ordinary course of business (whether by asset acquisition, stock acquisition or otherwise), except as set forth in Section 6.1(c) of the Company Disclosure Schedule;

          (d) make any loans, advances or capital contributions other than in the ordinary course of business consistent with prior practice;

          (e) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than any payment, discharge or satisfaction (i) in the ordinary course of business consistent with past practice, or (ii) in connection with the Transactions;

          (f) change any of the accounting principles or practices used by it (except as required by generally accepted accounting principles, in which case written notice shall be provided to MergerCo prior to any such change);

          (g) except as required by law, (i) enter into, adopt, amend or terminate any Company Benefit Plan, (ii) enter into, adopt, amend or terminate any agreement, arrangement, plan or policy between the Company or any of the Company Subsidiaries (other than terminations of agreements, arrangements, plans or policies in accordance with the terms thereof existing on the date of this Agreement) and one or more of their directors or officers, or (iii) increase in any manner the compensation or fringe benefits of any director of the Company or the compensation or fringe benefits of any officer of the Company or any Company Subsidiary set forth in Section 6.1(g) of the Company Disclosure Schedule, or, except for normal increases in the ordinary course of business consistent with past practice, any employee of the Company or any Company Subsidiary, or pay any benefit not required by any Company Benefit Plan or arrangement as in effect as of the date hereof;

          (h) adopt any amendments to the Articles of Organization or Bylaws, other than (X) to authorize the shares of Series B Stock to be issued to the Rollover Stockholders and to establish the rights, preferences and designations thereof (such rights, preferences and designations of such Series B Stock shall be as set forth in Section 6.1(h) of the Company Disclosure Schedule) and (Y) as otherwise expressly provided by the terms of this Agreement;

          (i) except as set forth in Section 5.1 of the Company Disclosure Schedule, adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

          (j) settle or compromise any litigation (whether or not commenced prior to the date of this Agreement);

          (k) waive, release or amend its rights under any confidentiality, "standstill" or similar agreement that the Company entered into in connection with its consideration of a potential strategic transaction; provided, however, that the Company may waive, release or amend its rights under any such confidentiality, "standstill" or similar agreement if the Company Board determines based on the advice of independent legal counsel that failure to do so would be reasonably likely to constitute a breach of its fiduciary duties to the Company's stockholders under applicable law; or

          (l) enter into an agreement to take any of the foregoing actions.

                                  ARTICLE VII
                             ADDITIONAL AGREEMENTS

     7.1 Stockholders Meeting.

     (a) The Company, acting through the Company Board, shall, in accordance with applicable law:

          (i) duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as soon as practicable following the execution of this Agreement for the purpose of considering and taking action upon this Agreement and the Transactions (it being understood that the date of the Special Meeting shall be reasonably acceptable to Parent);

          (ii) as promptly as practicable (but in no event later than twenty-five (25) days following the date of this Agreement) prepare and file with the SEC a preliminary proxy statement relating to this Agreement and the Transactions;

          (iii) use its reasonable efforts to (A) obtain and furnish the information required to be included by the SEC in a definitive proxy statement (the "Proxy Statement") and, after consultation with MergerCo, to respond promptly to any comments made by the SEC with respect to the preliminary proxy statement and cause the Proxy Statement to be mailed to its stockholders not later than five (5) business days following clearance from the SEC, and (B) obtain the necessary approval of this Agreement and the Transactions by its stockholders; and

          (iv) subject to the fiduciary duties of the Company Board as provided in Section 7.5, include in the Proxy Statement the recommendation of the Company Board that stockholders of the Company vote in favor of the approval of this Agreement and the Transactions.

     (b) Each of the Company, on the one hand, and Parent and MergerCo, on the other hand, agree promptly to correct any information provided by either of them for use in the Proxy Statement if and to the extent that such information shall have become false or misleading, and the Company further agrees to take all necessary steps to cause the Proxy Statement as so corrected to be filed with the SEC and to be disseminated to the stockholders of the Company, in each case, as to the extent required by applicable federal securities laws.

     (c) As soon as practicable following the date of this Agreement, the Company and MergerCo shall together prepare and file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"). The Company and MergerCo shall use all reasonable best efforts to have the Schedule 13E-3 cleared by the SEC as soon as practicable following such filing. Each of the Company, Parent and MergerCo shall furnish all information about itself, its business and operations and its owners and all financial information to Parent and MergerCo as may be reasonably necessary in connection with the preparation of the Schedule 13E-3. Each of the Company, Parent and MergerCo agrees promptly to correct any information provided by it for use in the Schedule 13E-3 if and to the extent that such information shall have become false or misleading in any material respect. Each of the Company and MergerCo shall notify the other of the receipt of any comments of the SEC with respect to the Schedule 13E-3. Each of the Company and MergerCo shall give the other and its counsel the opportunity to review Schedule 13E-3 prior to its being filed with the SEC and shall give the other and its counsel the opportunity to review all amendments and supplements to the Schedule 13E-3 and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC.

     (d) None of the information supplied by the Company specifically for inclusion or incorporation by reference in (i) the Proxy Statement, (ii) the
Schedule 13E-3 or (iii) the Other Filings (as hereinafter defined), will, at the respective times filed with the SEC or other Governmental Entity and, in addition, in the case of the Proxy Statement and the Schedule 13E-3, as of the date it or any amendment or supplement thereto is mailed to stockholders and at the time of any meeting of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the Schedule 13E-3, insofar as they relate to the

Company or other information supplied by the Company for inclusion therein, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. The Company makes no representation, warranty or covenant with respect to information concerning Parent or MergerCo included in the Proxy Statement or the Schedule 13E-3 or information supplied by Parent or MergerCo for inclusion in the Proxy Statement or the Schedule 13E-3.

     (e) None of the information supplied by Parent or MergerCo specifically for inclusion or incorporation by reference in (i) the Proxy Statement, (ii) the
Schedule 13E-3 or (iii) the Other Filings, will, at the respective times filed with the SEC or other Governmental Entity and, in addition, in the case of the Proxy Statement and the Schedule 13E-3, as of the date it or any amendment or supplement thereto is mailed to stockholders and at the time of any meeting of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the Schedule 13E-3, insofar as they relate to Parent or MergerCo or other information supplied by Parent or MergerCo for inclusion therein, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

     7.2 Other Filings. As promptly as practicable (but in no event later than thirty (30) days following the date of this Agreement in the case of any filing under the HSR Act), the Company, Parent and MergerCo each shall properly prepare and file any other filings required under the Exchange Act or any other federal, state or foreign law relating to the Merger and the Transactions (including filings, if any, required under the HSR Act) (collectively, the "Other Filings"). Each of the Company, MergerCo and Parent shall promptly notify the other of the receipt of any comments on, or any request for amendments or supplements to, any of the Other Filings by the SEC or any other Governmental Entity or official, and each of the Company, Parent and MergerCo shall supply the other with copies of all correspondence between it and each of its Subsidiaries and representatives, on the one hand, and the SEC or the members of its staff or any other appropriate governmental official, on the other hand, with respect to any of the Other Filings. The Company, Parent and MergerCo each shall use its respective reasonable best efforts to obtain and furnish the information required to be included in any of the Other Filings. Parent and MergerCo hereby covenant and agree to use their respective reasonable best efforts to secure termination of any waiting periods under the HSR Act and obtain the approval of the Federal Trade Commission (the "FTC") or any other Governmental Entity for the Transactions, including without limitation, promptly entering into a consent decree or other arrangement with the FTC or other Governmental Entity as may be necessary to secure termination of such waiting periods or obtain such other approval. Parent and MergerCo shall make any undertakings (including undertakings to make divestitures) required in order to comply with the antitrust requirements or laws of any Governmental Entity, including the HSR Act, in connection with the Transactions.

     7.3 Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Transactions and to cooperate with each other in connection with the foregoing, including the taking of such actions as are necessary to obtain any necessary consents, approvals, orders, exemptions and authorizations by or from any public or private third party, including without limitation any that are required to be obtained under any federal, state or local law or regulation or any contract, agreement or instrument to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound, to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Transactions, to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the Transactions, and to effect all necessary registrations and Other Filings, including, but not limited to, filings under the HSR Act, if any, and submissions of information requested by governmental authorities. For purposes of the foregoing sentence, the obligation of the Company, Parent and MergerCo to use their "reasonable best efforts" to obtain waivers, consents and approvals to loan agreements, leases and other contracts shall not include any obligation to agree to an adverse modification of the terms of such documents or to prepay or incur additional obligations to such other parties.

     7.4 Fees and Expenses. Except as set forth in Section 9.2 hereof, whether or not the Merger is consummated, all fees, costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs or expenses.

     7.5 No Solicitations.

     (a) The Company represents and warrants that it has terminated any discussions or negotiations relating to, or that may be reasonably be expected to lead to, any Acquisition Proposal (as hereinafter defined) and will promptly request the return of all confidential information regarding the Company provided to any third party prior to the date of this Agreement pursuant to the terms of any confidentiality agreements. Except as permitted by this Agreement, the Company shall not, and shall not authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it to, directly or indirectly,
(i) solicit, initiate or encourage (including by way of furnishing non-public information), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes an Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding an Acquisition Proposal; provided, however, that, at any time prior to the approval of this Agreement by the stockholders of the Company, if the Company receives an Acquisition Proposal that was unsolicited or that did not otherwise result from a breach of this Section 7.5(a), the Company may furnish non-public information with respect to the Company and the Company Subsidiaries to the person who made such Acquisition Proposal (a "Third Party") and may participate in negotiations regarding such Acquisition Proposal if (A) the Company Board determines based on the advice of independent legal counsel that failure to do so would be reasonably likely to constitute a breach of its fiduciary duties to the Company's stockholders under applicable law, and (B) the Company Board determines that such Acquisition Proposal is reasonably likely to lead to a Superior Proposal (as hereinafter defined). Notwithstanding the foregoing, the Company shall, prior to furnishing non-public information with respect to the Company and the Company Subsidiaries to such Third Party, enter into a confidentiality agreement with such Third Party with terms no less favorable to the Company than those contained in the Confidentiality Agreement, provided that such confidentiality agreement need not include the same standstill provisions as those contained in the Confidentiality Agreement, it being understood that if there are no standstill provisions in such confidentiality agreement or if such provisions are more favorable to such Third Party than those in the Confidentiality Agreement, the Confidentiality Agreement shall be deemed amended to exclude the existing standstill provision or include such more favorable provisions, as the case may be. The Company shall promptly notify (but in any event within two (2) calendar days) MergerCo of the Company's first receipt of a written Acquisition Proposal by such Third Party and of the material terms and conditions thereof. Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to disclose to Parent or MergerCo the identity of the Third Party making any such Acquisition Proposal and, except as provided in Section 9.1(c)(i), shall have no duty to notify or update Parent or MergerCo on the status of discussions or negotiations (including the status of such Acquisition Proposal or any amendments or proposed amendments thereto) between the Company and such Third Party.

     (b) Subject to Section 9.1(d)(ii) hereof, at any time prior to the approval of this Agreement by the stockholders of the Company, the Company Board may (i) withdraw or modify in a manner material and adverse to Parent or MergerCo its approval or recommendation of this Agreement or the Merger, (ii) approve or recommend an Acquisition Proposal to its stockholders or (iii) cause the Company to enter into any definitive acquisition agreement with respect to an Acquisition Proposal, in each such case if (A) the Company Board determines based on the advice of independent legal counsel that failure to take such action would be reasonably likely to constitute a breach of its fiduciary duties to the Company's stockholders under applicable law, and (B) the Company Board determines based on the advice of its financial advisors that such Acquisition Proposal constitutes a Superior Proposal. Any such withdrawal, modification or change of the recommendation of the Company Board of this Agreement shall not change the approval of the Company Board of this Agreement for purposes of causing any state takeover statute or other state law to be inapplicable to the Transactions, including the Merger.

     (c) Nothing contained in this Section 7.5 shall prohibit the Company from at any time taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or making any disclosure required by Rule 14a-9 promulgated under the Exchange Act.

     (d) As used in this Agreement, the term "Acquisition Proposal" shall mean any proposed or actual (i) merger, consolidation or similar transaction involving the Company, (ii) sale, lease or other disposition, directly or indirectly, by merger, consolidation, share exchange or otherwise, of any assets of the Company or the Company Subsidiaries representing 15% or more of the consolidated assets of the Company and the Company Subsidiaries, (iii) issue, sale or other disposition by the Company of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 15% or more of the votes associated with the outstanding securities of the Company, (iv) tender offer or exchange offer in which any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding shares of Common Stock, (v) recapitalization, restructuring, liquidation, dissolution, or other similar type of transaction with respect to the Company or (vi) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term "Acquisition Proposal" shall not include the Merger and the Transactions.

     (e) As used in this Agreement, the term "Superior Proposal" means an Acquisition Proposal that the Company Board determines based on the advice of its financial advisors is more favorable to the stockholders of the Company from a financial point of view than the Transactions (taking into account all of the terms and conditions of such Acquisition Proposal, including any conditions to consummation and the likelihood of such Acquisition Proposal being consummated).

     7.6 Officers' and Directors' Indemnification.

     (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, employee, fiduciary or agent of the Company or any of the Company Subsidiaries (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer, employee, fiduciary or agent of the Company or any of the Company Subsidiaries, or is or was serving at the request of the Company or any of the Company Subsidiaries as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, or (ii) the negotiation, execution or performance of this Agreement or any of the Transactions, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their reasonable best efforts to defend against and respond thereto. It is understood and agreed that the Company shall indemnify and hold harmless, and after the Effective Time the Surviving Corporation shall indemnify and hold harmless, as and to the full extent permitted by applicable law, each Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys' fees and expenses), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), (A) the Company, and the Surviving Corporation after the Effective Time, shall promptly pay expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the full extent permitted by law, (B) the Indemnified Parties may retain counsel satisfactory to them, and the Company and the Surviving Corporation, shall pay all fees and expenses of such counsel for the Indemnified Parties within thirty days after statements therefor are received, and (C) the Company and the Surviving Corporation will use their respective reasonable best efforts to assist in the vigorous defense of any such matter; provided, however, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); and provided further, however, that the Surviving Corporation shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim indemnification under this Section 7.6, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Company and, after the Effective Time, the Surviving Corporation, thereof, provided that the failure to so notify shall not affect the obligations of the Company and the Surviving Corporation except to the extent such failure to notify materially prejudices such party.

(b) Parent and MergerCo agree that all rights to indemnification existing in favor of, and all limitations on the personal liability of, the directors, officers, employees and agents of the Company and the Company Subsidiaries provided for in the Articles of Organization or Bylaws as in effect as of the date hereof with respect to matters occurring prior to the Effective Time, and including the Merger and the Transactions, shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claims (each a "Claim") asserted or made within such period shall continue until the disposition of such Claim. Prior to the Effective Time, the Company shall purchase an extended reporting period endorsement ("Reporting Tail Coverage") under the Company's existing directors' and officers' liability insurance coverage for the Company's directors and officers in a form acceptable to the Company which shall provide such directors and officers with coverage for six (6) years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable to, the insured persons than the directors' and officers' liability insurance coverage presently maintained by the Company; provided, however, than in any event the total aggregate cost of such Reporting Tail Coverage shall not exceed $175,000 (the "Maximum Amount"); and provided, further, that if such coverage cannot be obtained for such cost, the Company will maintain, for such six-year period, the maximum amount of comparable coverage as shall be available for the Maximum Amount on such terms.

     (c) This Section 7.6 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties and shall be binding on all successors and assigns of Parent, MergerCo, the Company and the Surviving Corporation. Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 7.6.

     (d) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 7.6.

     7.7 Access to Information; Confidentiality. From the date hereof until the Effective Time, the Company shall, and shall cause each of the Company Subsidiaries and each of the Company's and Company Subsidiaries' officers, employees, customers, suppliers, lenders and agents to, afford to MergerCo and to the officers, employees and agents of MergerCo complete access at all reasonable times to such officers, employees, agents, properties, books, records and contracts, and shall furnish MergerCo such financial, operating and other data and information as MergerCo may reasonably request. Prior to the Effective Time, Parent and MergerCo shall hold in confidence all such information on the terms and subject to the conditions contained in that certain confidentiality agreement between Parent and the Company dated October 30, 1998 (the "Confidentiality Agreement"). The Company hereby waives the provisions of the Confidentiality Agreement as and to the extent necessary to permit the making and consummation of the Transactions. At the Effective Time, such Confidentiality Agreement shall terminate. Each party shall give prompt written notice to the other of any fact, event or circumstance known to it that would be reasonably likely to cause or constitute a material breach of any of its representations or warranties contained herein or a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.

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

     7.8 Financial and Other Statements. Notwithstanding anything contained in
Section 7.7, during the term of this Agreement, the Company shall also provide to MergerCo or its representatives the following documents and information:

          (a) As soon as reasonably available after filing with the SEC, the Company will deliver to MergerCo or its representatives the Company's Quarterly Report on Form 10-Q as filed under the Exchange Act for each fiscal quarter ending after the date of this Agreement. As soon as reasonably available after filing with the SEC, the Company will deliver to MergerCo or its representatives the Company's Annual Report on Form 10-K, as filed under the Exchange Act for each fiscal year ending after the date of this Agreement. The Company will also deliver to MergerCo or its representatives, contemporaneously with its being filed with the SEC, a copy of each Current Report on Form 8-K. As soon as reasonably available, the Company will deliver to MergerCo or its representatives copies of financial reports for each calendar month ending after the date of this Agreement prepared by the Company's management in the ordinary course of business.

          (b) Promptly upon receipt thereof, the Company will furnish to MergerCo or its representatives copies of all internal control reports submitted to the Company or any Company Subsidiary by independent accountants in connection with each annual, interim or special audit of the books of the Company or any such Company Subsidiary made by such accountants.

          (c) As soon as practicable, the Company will furnish to MergerCo or its representatives copies of all such financial statements and reports as the Company or any Company Subsidiary shall send to its stockholders, the SEC or any other regulatory authority, to the extent any such reports furnished to any such regulatory authority are not confidential and except as legally prohibited thereby.

     7.9 Public Announcements. The Company and MergerCo shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may be required by law or the applicable rules of any stock exchange if it has used its best efforts to consult with the other party and to obtain such party's consent but has been unable to do so in a timely manner. In this regard, the parties shall make a joint public announcement of the Transactions contemplated thereby no later than (i) the close of trading on the American Stock Exchange on the day this Agreement is signed, if such signing occurs during a business day or (ii) the opening of trading on the American Stock Exchange on the business day following the date on which this Agreement is signed, if such signing does not occur during a business day.

     7.10 Employee Benefit Arrangements. Section 7.10 of the Company Disclosure Schedule sets forth each employment or severance agreement to which the Company or any Company Subsidiary is presently a party. MergerCo agrees that the Company will honor, and from and after the Effective Time, the Surviving Corporation will honor, all obligations under such employment and severance agreements.

     7.11 Required Financing. Each of Parent and MergerCo hereby agrees to use its reasonable best efforts to arrange the financing in respect of the Transactions and to satisfy the conditions set forth in the Financing Letters. Parent and MergerCo shall keep the Company informed of the status of their financing arrangements for the Transactions, including providing written notification to the Company as promptly as possible (but in any event within forty-eight (48) hours) with respect to (i) any indication that either of the Lenders may be unable to provide the financing as contemplated by the Financing Letters, including without limitation, any indication from either of the Lenders that there has occurred a material disruption or material adverse change in the banking, financial or capital markets generally or in the market for senior credit facilities or for new issuances of high yield securities which has caused or could cause such Lender to withdraw its commitment to provide financing as contemplated by the Financing Letters, (ii) the ability of Parent or MergerCo to satisfy any of the conditions set forth in the Financing Letters, and (iii) any adverse developments relating to the financing contemplated by the Financing Letters. Parent shall provide written notice to the Company within twenty-four
(24) hours if either of the Lenders has indicated to Parent or MergerCo that such Lender will be unable to provide the financing contemplated by the applicable Financing Letter (a "Parent Financing Notice"). In the event Parent and MergerCo are unable to arrange any portion of such financing in the manner or from the sources contemplated by the Financing Letters, Parent and MergerCo shall arrange (or, in the event that such inability to arrange financing arises under the circumstances contemplated by Section 8.2(f) hereof, use its reasonable best efforts to arrange) any such portion from alternative sources on substantially the same terms and with substantially the same conditions as the portion of the financing that Parent and MergerCo were unable to arrange. The Company shall use its reasonable best efforts to assist Parent and MergerCo in obtaining their financing; provided, however, that the obligation of the Company to use its reasonable best efforts in connection with the foregoing shall only apply to reasonable and customary activities in this regard and shall not include any obligation to obtain any extraordinary waivers, consents or approvals to loan agreements, leases or other contracts or to agree to an adverse modification of the terms of any of such documents, to prepay or incur additional obligations to any other parties or to incur or become liable for any other costs or expenses.

     7.12 Recapitalization Accounting Treatment. Each of the Company, Parent and MergerCo shall use its reasonable best efforts to cause the Transactions, including the Merger, to be accounted for as a recapitalization and such accounting treatment to be accepted by their respective accountants and by the SEC, and each of the Company, Parent and MergerCo agrees that it shall not take or omit to take any action that would cause such accounting treatment not to be obtained.

     7.13 Delisting. Each of the parties hereto agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Common Stock from the American Stock Exchange, provided that such delisting shall not be effective until after the Effective Time of the Merger.

     7.14 Exchange of Common Stock. Not later than the Effective Time, the Company shall (i) designate 75,000 shares of Preferred Stock of the Company as the Series B Stock and (ii) take all such actions as may be necessary to exchange each share of Common Stock held by the Rollover Stockholders that is set forth opposite their respective names in Section 6.1(a) of the Company Disclosure Schedule for 0.2 shares of Series B Stock and complete such exchange, in each case, pursuant to documentation reasonably acceptable in form and substance to MergerCo. In effecting such exchange, all fractional shares of Series B Stock otherwise issuable in connection therewith shall not be issued but shall be rounded to the nearest number of whole shares of Series B Stock.

     7.15 Solvency Letters. Parent or MergerCo shall engage an appraisal firm, reasonably satisfactory to the Company, to deliver a letter (the "Solvency Letter") addressed to the Company, the Company Board, MergerCo and the MergerCo Board (and on which the Company Board and the MergerCo Board shall be entitled to rely), which Solvency Letter shall be reasonably satisfactory to the Company and the Company Board, indicating that immediately after the Effective Time, and after giving effect to the Merger, the financings contemplated by this Agreement and any other of the Transactions, the Surviving Corporation will not (i) be insolvent or (ii) have unreasonably small capital with which to engage in its business. Notwithstanding anything to the contrary in this Agreement, Parent and/or MergerCo shall pay all fees, costs and expenses of such appraisal firm in connection with the preparation and delivery of the Solvency Letter.

     7.16 Purchase of Company Shares. The Company acknowledges that MergerCo may acquire up to 9.9% of the outstanding shares of Common Stock prior to the Effective Time in one or more privately negotiated transactions. In connection with the foregoing, Parent and MergerCo hereby represent and warrant that they are (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Exchange Act and that they will not purchase or sell any shares of Common Stock in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. Each of Parent and MergerCo agrees that it shall indemnify and hold harmless the Company and each of its directors, officers, employees and agents against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys' fees and expenses), judgments, fines and amounts paid in settlement in connection with any threatened or actual claim, action,

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suit, proceeding or investigation, whether civil, criminal or administrative, arising out of or relating to any transactions in the Common Stock contemplated by the first sentence of this Section 7.16.

                                  ARTICLE VIII

                            CONDITIONS TO THE MERGER

     8.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver, where permissible, at or prior to the Closing Date, of each of the following conditions:

          (a) Stockholder Approval. This Agreement and the Transactions, including the Merger, shall have been approved and adopted by the affirmative vote of the stockholders of the Company as required by the MBCL and the Articles of Organization.

          (b) Hart-Scott-Rodino Act. Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

          (c) Other Regulatory Approvals. All necessary approvals, authorizations and consents of any governmental or regulatory entity required to consummate the Merger shall have been obtained and remain in full force and effect, and all waiting periods relating to such approvals, authorizations and consents shall have expired or been terminated.

          (d) No Injunctions, Orders or Restraints; Illegality. No preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission (an "Injunction") nor any statute, rule, regulation or executive order promulgated or enacted by any governmental authority shall be in effect which would (i) make the consummation of the Merger illegal, or (ii) otherwise restrict, prevent or prohibit the consummation of any of the Transactions, including the Merger.

          (e) Solvency Letter. Each of the Company Board and the MergerCo Board shall have received the Solvency Letter.

     8.2 Conditions to Obligations of MergerCo. The obligations of MergerCo to effect the Merger are further subject to the following conditions:

          (a) Representations and Warranties. Those representations and warranties of the Company set forth in this Agreement which are qualified by materiality or a Company Material Adverse Effect or words of similar effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct as of such date), and those representations and warranties of the Company set forth in this Agreement which are not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all material respects as of such date). Notwithstanding the foregoing, the representations and warranties of the Company set forth in Section 5.3 shall be true and correct on the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct as of such date).

          (b) Performance and Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement, including, without limitation, the covenants contained in Articles 6 and 7 hereof.

          (c) Consents, etc. Any consent, authorization, order or approval of (or filing or registration with) any third party (i) identified on Section 8.2(c) of the Company Disclosure Schedule, or (ii) otherwise identified by MergerCo after the date of this Agreement shall have been obtained or made, except, in the case of clause (ii) hereof, where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration, would not reasonably be expected to have a Company Material Adverse Effect.

          (d) No Injunction. There shall not have been entered any order in any action or proceeding by any state or federal government or governmental authority or by any United States or state court of competent jurisdiction (a "Governmental Entity") which prohibits or limits the ownership or operation by the Company (or any of the Company Subsidiaries) of any portion of the Company's or the Company Subsidiaries' business, properties or assets which is material to the Company and the Company Subsidiaries as a whole, or compels the Company (or any Company Subsidiary) to dispose of or hold separate any portion of the Company's or the Company Subsidiaries' business, properties or assets which is material to the Company and the Company Subsidiaries as a whole.

          (e) No Company Material Adverse Change. There shall not have occurred any material adverse change in the business, assets, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries taken as a whole nor any event or other circumstance which would, individually or in the aggregate, reasonably be expected to result in any such material adverse change.

          (f) No Financing Material Adverse Change. There shall not have occurred any material disruption or material adverse change in the banking, financial or capital markets generally or in the market for senior credit facilities or for new issuances of high yield securities which has caused either of the Lenders to withdraw its commitment to provide financing as contemplated by the Financing Letters.

          (g) Dissenting Shares. As of immediately prior to the Effective Time, no more than 5% of the outstanding shares of Common Stock shall have taken actions to assert dissenter's rights under Chapter 156B of the MBCL.

          (h) Accounting Treatment. The Proxy Statement shall contain a statement to the effect that the Merger shall be treated as a recapitalization for accounting purposes and the SEC shall not have disapproved such statement in the Proxy Statement.

          (i) Governmental Litigation. There shall not be pending any action, claim, proceeding or investigation instituted by any Governmental Entity challenging or prohibiting the consummation of the Merger and the Transactions.

          (j) Exchange Complete. The exchange contemplated by Section 7.14 hereof shall have been completed to the reasonable satisfaction of MergerCo.

          (k) Indebtedness. On the Closing Date the Company shall have no more than $13,000,000 of Net Indebtedness as reflected in a certificate signed by the Chief Financial Officer of the Company in form and substance reasonably satisfactory to MergerCo. For purposes of this Section 8.2(k), "Net Indebtedness" shall mean all obligations of the Company and the Company Subsidiaries for borrowed money (including the current portion thereof) or evidenced by a bond, note, debenture or similar instrument, including without limitation, all obligations arising under the credit facility identified in Section 5.6 of the Company Disclosure Schedule, minus all cash and cash equivalents of the Company and the Company Subsidiaries. Furthermore, for purposes of determining the Company's Net Indebtedness under this Section 8.2(k), (i) all checks deposited by the Company on or prior to the Closing Date, even if such checks have not "cleared" the bank or financial institution into which such checks were deposited, shall be deemed to be an increase in "cash", and (ii) all checks issued by the Company on or prior to the Closing Date, even if such checks have not been "cashed" by the recipients thereof on or prior to the Closing Date, shall be deemed to be a decrease in "cash." Notwithstanding the foregoing, the term "Net Indebtedness" shall not include any obligations of the Company or any Company Subsidiary under any letters of credit.

          (l) Officer's Certificate. The Company shall have furnished MergerCo with a certificate dated as of the Closing Date signed on its behalf by an executive officer to the effect that the conditions set forth in Sections
     8.1 and 8.2 have been satisfied.

     8.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the following conditions:

          (a) Representations and Warranties. Those representations and warranties of Parent and MergerCo set forth in this Agreement which are qualified by materiality or a Parent Material Adverse Effect or words of similar effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations shall be true and correct as of such date), and those representations and warranties of Parent and MergerCo set forth in this Agreement which are not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all material respects as of such date).

          (b) Performance of Obligations of Parent and MergerCo. Each of Parent and MergerCo shall have performed all obligations required to be performed by it under this Agreement, including, without limitation, the covenants contained in Articles 6 and 7 hereof, except where any failure to perform would, individually or in the aggregate, not materially impair or significantly delay the ability of the Company to consummate the Merger.

          (c) MergerCo Officer's Certificate. MergerCo shall have furnished the Company with a certificate dated as of the Closing Date signed on its behalf by an executive officer to the effect that the conditions to be satisfied by MergerCo set forth in Sections 8.1 and 8.3 have been satisfied.

          (d) Parent Officer's Certificate. Parent shall have furnished the Company with a certificate dated as of the Closing Date signed on its behalf by an executive officer to the effect that the conditions to be satisfied by Parent set forth in Sections 8.1 and 8.3 have been satisfied.

                                   ARTICLE IX

                       TERMINATION, AMENDMENT AND WAIVER

     9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after stockholder approval thereof:

          (a) by the mutual written consent of MergerCo and the Company.

          (b) by either of the Company or MergerCo:

             (i) if the stockholders of the Company shall have failed to give the required approval at the Special Meeting (including any adjournment or postponement thereof); or

             (ii) if any Governmental Entity shall have issued an Injunction or taken any other action (which Injunction or other action the parties hereto shall use their reasonable best efforts to lift), which permanently restrains, enjoins or otherwise prohibits the Merger, and such Injunction shall have become final and non-appealable; or

             (iii) if, without any material breach by the terminating party of its obligations under this Agreement, the Merger shall not have occurred on or before November 30, 1999.

          (c) by the Company:

             (i) in connection with entering into a definitive agreement to effect a Superior Proposal in accordance with Section 7.5; provided, however, that prior to terminating this Agreement pursuant to this
        Section 9.1(c)(i), (A) the Company shall have paid the Liquidated Amount, as set forth in

        Section 9.2(b), and (B) the Company shall have provided MergerCo with forty-eight (48) hours' prior written notice of the Company's decision to so terminate. Such notice shall indicate in reasonable detail the terms and conditions of such Superior Proposal, including, without limitation, the amount and form of the proposed consideration and whether such Superior Proposal is subject to any material conditions. Notwithstanding the foregoing, the Company is not required to disclose to Parent or MergerCo the identity of the person making such Superior Proposal; or

             (ii) if Parent or MergerCo shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in this Agreement, which breach cannot be or has not been cured within fifteen (15) days after the giving of written notice to Parent or MergerCo except, in any case, for such breaches which are not reasonably likely to affect adversely Parent's or MergerCo's ability to consummate the Merger; or

             (iii) after sixty (60) days following receipt by the Company of a Parent Financing Notice.

          (d) by MergerCo:

             (i) if the Company shall have breached in any respect any of its representations, warranties or covenants contained in this Agreement, which breach cannot be or has not been cured within fifteen (15) days after the giving of written notice to the Company except, in any case, for breaches of such representations and warranties which are not reasonably likely to result in a Company Material Adverse Effect;

             (ii) if the Company Board shall (A) fail to include a recommendation in the Proxy Statement of this Agreement and the Transactions, including the Merger, (B) withdraw or modify or change, or propose or announce any intention to withdraw or modify or change, in a manner material and adverse to MergerCo, the approval or recommendation by the Company Board of this Agreement or the Transactions, including the Merger, (C) approve or recommend or propose to announce any intention to approve or recommend any Acquisition Proposal, or (D) propose or announce any intention to enter into any agreement (other than a confidentiality agreement contemplated by Section 7.5 hereof) with respect to an Acquisition Proposal; or

             (iii) after sixty (60) days following delivery by Parent or MergerCo to the Company of a Parent Financing Notice.

     9.2 Effect of Termination.

     (a) Subject to Sections 9.2(b) and (d) hereof, in the event of the termination of this Agreement pursuant to Section 9.1 hereof, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of any party hereto or its affiliates, trustees, directors, officers or stockholders and all rights and obligations of any party hereto shall cease except for the agreements contained in Section 7.4, the third sentence of
Section 7.16 and Articles 9 and 10; provided, however, that nothing contained in this Section 9.2(a) shall relieve any party from liability for any fraud or willful breach of this Agreement.

     (b) The Company shall pay to MergerCo an amount in cash equal to (A) $5,000,000 (the "Liquidated Amount"), plus (B) the Parent/MergerCo Expenses (as hereinafter defined) if (W) MergerCo terminates this Agreement under Section 9.1(d)(i) as a result of the Company having wilfully breached its obligations under Section 7.1(a)(i) or Section 7.1(a)(iii), or (X) the Company terminates this Agreement pursuant to Section 9.1(c)(i) or (Y) MergerCo terminates this Agreement pursuant to Section 9.1(d)(ii) or (Z) either the Company or MergerCo terminates this Agreement pursuant to Section 9.1(b)(i), if, prior to the Special Meeting, (i) an Acquisition Proposal shall have been made directly to the Company's stockholders generally or any person shall have publicly announced an Acquisition Proposal or solicited proxies or consents in opposition to the Merger and (ii) within nine (9) months immediately following the date of such termination the Company and the party who shall have made such Acquisition Proposal or any affiliate thereof enter into a definitive agreement with respect thereto. Notwithstanding the foregoing, in no event shall the Company be obligated to pay the Liquidated Amount or the Parent/MergerCo Expenses more than once. For purposes of this Section 9.2, "Parent/MergerCo Expenses" shall be an amount equal to the reasonable out-of-pocket costs and expenses incurred by Parent and MergerCo in connection with this Agreement and the Transactions, including without limitation, fees and disbursements of its outside legal counsel, investment bankers, accountants and other consultants retained by or on behalf of Parent and MergerCo together with the other out-of-pocket costs and expenses incurred by Parent and MergerCo in connection with analyzing and structuring the Transactions, negotiating the terms and conditions of this Agreement and any other agreements or other documents relating to the Transactions, arranging financing, conducting due diligence and other activities related to this Agreement and the Transactions (collectively, the "Parent/MergerCo Expenses"); provided, however, that the aggregate amount of all Parent/MergerCo Expenses to be reimbursed by the Company shall not exceed $1,000,000.

     (c) Any payment of the Liquidated Amount required by Section 9.2(b) hereof shall be payable by the Company to MergerCo by wire transfer of immediately available funds (i) in the case of clause (W) or (Y) thereof, within three (3) business days after the date of termination, (ii) in the case of clause (Z) thereof, within three (3) business days after the date of entering into such definitive agreement, and (iii) in the case of clause (X) thereof, prior to terminating this Agreement pursuant to Section 9.1(c)(i) hereof, in any such case to an account designated by MergerCo. Any payment of the Parent/MergerCo Expenses required by Section 9.2(b) hereof shall be payable by the Company to MergerCo by wire transfer of immediately available funds promptly following receipt by the Company of reasonable documentation of all Parent/ MergerCo Expenses.

     (d) Notwithstanding anything to the contrary in this Agreement, Parent and MergerCo hereto expressly acknowledge and agree that, with respect to any termination of this Agreement pursuant to Section 9.1(c)(i) or Section 9.1(d)(ii) hereof, or Section 9.1(b)(i) or Section 9.1(d)(i) hereof in circumstances where the Liquidated Amount and the Parent/MergerCo Expenses are payable in accordance with Section 9.2(b) hereof, the payment of the Liquidated Amount and the Parent/MergerCo Expenses shall constitute liquidated damages with respect to any claim for damages or any other claim which Parent or MergerCo would otherwise be entitled to assert against the Company or any of the Company Subsidiaries or any of their respective assets, or against any of their respective directors, officers, employees, partners, managers, members or shareholders, with respect to this Agreement and the Transactions and shall constitute the sole and exclusive remedy available to Parent and MergerCo. The parties hereto expressly acknowledge and agree that, in light of the difficulty of accurately determining actual damages with respect to the foregoing upon any termination of this Agreement pursuant to Section 9.1(c)(i) or Section 9.1(d)(ii) hereof, or Section 9.1(b)(i) or Section 9.1(d)(i) hereof in circumstances where the Liquidated Amount and the Parent/MergerCo Expenses are payable in accordance with Section 9.2(b) hereof, the rights to payment under
Section 9.2(b): (i) constitute a reasonable estimate of the damages that will be suffered by reason of any such proposed or actual termination of this Agreement pursuant to Section 9.1(c)(i) or Section 9.1(d)(ii) hereof, or Section 9.1(b)(i) or Section 9.1(d)(i) hereof in circumstances where the Liquidated Amount and the Parent/MergerCo Expenses are payable in accordance with Section 9.2(b) hereof, and (ii) shall be in full and complete satisfaction of any and all damages arising as a result of the foregoing. Except for nonpayment of the amounts set forth in Section 9.2(b), Parent and MergerCo hereby agree that, upon any termination of this Agreement pursuant to Section 9.1(c)(i) or Section 9.1(d)(ii) hereof, or Section 9.1(b)(i) or Section 9.1(d)(i) hereof in circumstances where the Liquidated Amount and the Parent/MergerCo Expenses are payable in accordance with Section 9.2(b) hereof, in no event shall Parent or MergerCo (A) seek to obtain any recovery or judgment against the Company or any of the Company Subsidiaries or any of their respective assets, or against any of their respective directors, officers, employees, partners, managers, members or shareholders, and (B) be entitled to seek or obtain any other damages of any kind, including, without limitation, consequential, indirect or punitive damages.

     9.3 Amendment. This Agreement may be amended by the parties hereto by an instrument in writing signed on behalf of each of the parties hereto at any time before or after any approval hereof by the stockholders of the Company and MergerCo, but in any event following authorization by the MergerCo Board and the Company Board; provided, however, that after any such stockholder approval, no amendment shall be made which by law requires further approval by stockholders without obtaining such approval.

     9.4 Extension; Waiver. At any time prior to the Closing, the parties hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                   ARTICLE X

                               GENERAL PROVISIONS

     10.1 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or sent by prepaid overnight carrier to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

          (a) if to Parent or MergerCo:

              Kirtland Capital Partners
              2550 SOM Center Road
              Suite 105
              Willoughby Hills, OH 44904
              Attn: Raymond A. Lancaster
              Facsimile: (440) 585-9699

              with a copy to:

              Jones, Day, Reavis & Pogue
              901 Lakeside Avenue
              Cleveland, OH 44114
              Attn: Charles W. Hardin, Esq.
              Facsimile: (216) 579-0212

          (b) if to the Company:

              Instron Corporation
              100 Royall Street
              Canton, MA 02021
              Attn: James M. McConnell
              Facsimile: (781) 575-5765

              with a copy to:

              Goodwin, Procter & Hoar LLP
              Exchange Place
              Boston, Massachusetts 02109
              Attn: Stuart M. Cable, P.C.
              Joseph L. Johnson III, P.C.
              Facsimile: (617) 570-8150

     10.2 Interpretation. When a reference is made in this Agreement to a subsidiary or subsidiaries of Parent, MergerCo or the Company, the word "Subsidiary" means any corporation more than 50% of whose outstanding voting securities, or any partnership, joint venture or other entity more than 50% of whose total equity interest, is directly or indirectly owned by Parent, MergerCo or the Company, as the case may be. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     10.3 Non-Survival of Representations, Warranties, Covenants and Agreements. Except for Sections 7.6, 7.16 and 10.7 none of the representations, warranties, covenants and agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, and thereafter there shall be no liability on the part of either Parent, MergerCo or the Company or any of their respective officers, directors or stockholders in respect thereof. Except as expressly set forth in this Agreement, there are no representations or warranties of any party hereto, express or implied.

     10.4 Miscellaneous. This Agreement (i) constitutes, together with the Confidentiality Agreement, the Company Disclosure Letter and the Parent and MergerCo Disclosure Schedule, the entire agreement and supersedes all of the prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, (ii) shall be binding upon and inure to the benefits of the parties hereto and their respective successors and assigns and is not intended to confer upon any other person (except as set forth below) any rights or remedies hereunder and (iii) may be executed in two or more counterparts which together shall constitute a single agreement. Section 7.6 is intended to be for the benefit of those persons described therein and the covenants contained therein may be enforced by such persons. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Massachusetts Courts (as hereinafter defined), this being in addition to any other remedy to which they are entitled at law or in equity.

     10.5 Assignment. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.

     10.6 Severability. If any provision of this Agreement, or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.

     10.7 Choice of Law/Consent to Jurisdiction. All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the Transactions shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts without regard to its rules of conflict of laws. Each of the Company, Parent and MergerCo hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the courts of the Commonwealth of Massachusetts and of the United States District Court for the District of Massachusetts (the "Massachusetts Courts") for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the Transactions (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Massachusetts Courts and agrees not to plead or claim in any Massachusetts Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees, (a) to the extent such party is not otherwise subject to service of process in the Commonwealth of Massachusetts, to appoint and maintain an agent in the Commonwealth of Massachusetts as such party's agent for acceptance of legal process, and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to (a) or (b) above shall have the same legal force and effect as if served upon such party personally within the Commonwealth of Massachusetts. For purposes of implementing the parties' agreement to appoint and maintain an agent for service of process in the Commonwealth of Massachusetts, each of Parent and MergerCo does hereby appoint CT Corporation, 2 Oliver Street, Boston, Massachusetts 02109, as such agent.

     10.8 No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding among the parties hereto unless and until (i) the Board of Directors of the Company has approved, for purposes of Chapter 110F of the MGL and any applicable provision of the Articles of Organization, the terms of this Agreement, and (ii) this Agreement is executed by the parties hereto.

     IN WITNESS WHEREOF, Parent, MergerCo and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                            KIRTLAND CAPITAL PARTNERS III L.P.

                                            By: Kirtland Partners Ltd.,
                                                its General Partner

                                            By: /s/ Raymond A. Lancaster
                                             -----------------------------------
                                                Name: Raymond A. Lancaster
                                                Title: Executive Vice President

                                            ISN ACQUISITION CORPORATION

                                            By: /s/ Raymond A. Lancaster
                                             -----------------------------------
                                                Name: Raymond A. Lancaster
                                                Title: President

                                            By: /s/ Thomas N. Littman
                                             -----------------------------------
                                                Name: Thomas N. Littman
                                                Title: Treasurer

                                            INSTRON CORPORATION

                                            By: /s/ James M. McConnell
                                             -----------------------------------
                                                Name: James M. McConnell
                                                Title: President

                                            By: /s/ John R. Barrett
                                             -----------------------------------
                                                Name: John R. Barrett
                                                Title: Treasurer

                                   APPENDIX B

CONFIDENTIAL

May 6, 1999

Board of Directors
Instron Corporation
100 Royall Street
Canton, MA 02021-1089

Gentlemen:

     Instron Corporation (the "Company") has requested that The Beacon Group Capital Services, LLC ("Beacon") deliver to the Company's Board of Directors Beacon's opinion concerning the fairness from a financial point of view to the holders of outstanding shares of the Company's Common Stock, par value $1.00 per share, (the "Shares") other than holders of Excepted Shares, as hereinafter defined, of the consideration to be received by those holders in the merger transaction (the "Merger") provided for by an Agreement and Plan of Merger, dated as of May 6, 1999, (the "Agreement") by and among the Company, Kirtland Capital Partners III L.P. ("Parent") and ISN Acquisition Corp. ("MergerCo"), a corporation formed by, and a wholly-owned subsidiary of, Parent.

     The Agreement provides, among other things, that (i) MergerCo will be merged with and into the Company, (ii) the Company will be the surviving corporation (the "Surviving Corporation"), and (iii) each outstanding Share, other than (a) Shares held by the Company as treasury stock, by any wholly owned subsidiary of the Company or by MergerCo, (b) Shares exchanged for Series B Preferred Stock, par value $1.00 per share, of the Company prior to the Merger and (c) Dissenting Shares, as defined in the Agreement (collectively, the "Excepted Shares"), will be converted into the right to receive $22 in cash, without interest. The Merger is expected to be considered by the stockholders of the Company at a special stockholders meeting to be held as soon as practicable and, if approved by the stockholders at that meeting, consummated on or shortly after that meeting.

     As part of its strategic advisory business, Beacon engages in the valuation of businesses and their securities in connection with mergers and acquisitions, financings, private placements, principal investments and other purposes. In this regard, Beacon has been serving as a financial advisor to the Company and participated in certain of the negotiations relating to the Agreement and the Merger. Beacon is also familiar with Parent and two Beacon Managing Directors are limited partner investors in Parent.

     In connection with its opinion, Beacon reviewed, among other things, the Agreement, Annual Reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1998, certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company, certain other communications from the Company to stockholders, certain internal financial analyses and forecasts for the Company prepared by its management and the potential pro forma impact of the Merger on the Surviving Corporation. Beacon also held discussions with members of senior management of the Company regarding the past and current business, operations and financial condition and the future prospects of the Company, reviewed the reported price and trading activity of the Shares, compared certain financial and stock market information concerning the Company with similar information concerning certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in industries and markets Beacon deemed relevant and performed other studies and analyses that Beacon considered appropriate.

     For purposes of its opinion, Beacon assumed and relied without independent verification on the accuracy and completeness of the financial and other information reviewed by it. Beacon did not make an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and was not furnished with any such evaluation or appraisal.

     Beacon's opinion is provided for the information of the Board of Directors of the Company in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any stockholder of the Company as to how that stockholder should vote in connection with the Agreement and the Merger. Beacon's opinion is necessarily based on economic, market, financial and other conditions as they exist on, and could be evaluated as of, the date hereof.

     Based on and subject to the foregoing and other matters Beacon considers relevant, it is Beacon's opinion that, as of the date hereof, the consideration to be received by holders of Shares, other than Excepted Shares, is fair from a financial point of view to such holders.

Very truly yours,

/s/ THE BEACON GROUP CAPITAL SERVICES, LLC

The Beacon Group Capital Services, LLC

                                   APPENDIX C

                     MASSACHUSETTS BUSINESS CORPORATION LAW
                                  CHAPTER 156B

     85. A stockholder in any corporation organized under the laws of Massachusetts which shall have duly voted to consolidate or merge with another corporation or corporations under the provisions of sections seventy-eight or seventy-nine who objects to such consolidation or merger may demand payment for his stock from the resulting or surviving corporation and an appraisal in accordance with the provisions of sections eighty-six to ninety-eight, inclusive, and such stockholder and the resulting or surviving corporation shall have the rights and duties and follow the procedure set forth in those sections. This section shall not apply to the holders of any shares of stock of a constituent corporation surviving a merger if, as permitted by subsection (c) of section seventy-eight, the merger did not require for its approval a vote of the stockholders of the surviving corporation.

     86. If a corporation proposes to take a corporate action as to which any section of this chapter provides that a stockholder who objects to such action shall have the right to demand payment for his shares and an appraisal thereof, sections eighty-seven to ninety-eight, inclusive, shall apply except as otherwise specifically provided in any section of this chapter. Except as provided in sections eighty-two and eighty-three, no stockholder shall have such right unless (1) he files with the corporation before the taking of the vote of the shareholders on such corporate action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken and (2) his shares are not voted in favor of the proposed action.

     87. The notice of the meeting of stockholders at which the approval of such proposed action is to be considered shall contain a statement of the rights of objecting stockholders. The giving of such notice shall not be deemed to create any rights in any stockholder receiving the same to demand payment for his stock, and the directors may authorize the inclusion in any such notice of a statement of opinion by the management as to the existence or non-existence of the right of the stockholders to demand payment for their stock on account of the proposed corporate action. The notice may be in such form as the directors or officers calling the meeting deem advisable, but the following form of notice shall be sufficient to comply with this section:

          "If the action proposed is approved by the stockholders at the meeting and effected by the corporation, any stockholder (1) who files with the corporation before the taking of the vote on the approval of such action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken and (2) whose shares are not voted in favor of such action has or may have the right to demand in writing from the corporation (or, in the case of a consolidation or merger, the name of the resulting or surviving corporation shall be inserted), within twenty days after the date of mailing to him of notice in writing that the corporate action has become effective, payment for his shares and an appraisal of the value thereof. Such corporation and any such stockholder shall in such cases have the rights and duties and shall follow the procedure set forth in sections 88 to 98, inclusive, of chapter 156B of the General Laws of Massachusetts."

     88. The corporation taking such action, or in the case of a merger or consolidation the surviving or resulting corporation, shall, within ten days after the date on which such corporate action became effective, notify each stockholder who filed written objection meeting the requirements of section eighty-six and whose shares were not voted in favor of the approval of such action, that the action approved at the meeting of the corporation of which he is a stockholder has become effective. The giving of such notice shall not be deemed to create any rights in any stockholder receiving the same to demand payment for his stock. The notice shall be sent by registered or certified mail, addressed to the stockholder at his last known address as it appears in the records of the corporation.

     89. If within twenty days after the date of mailing of a notice under subsection (e) of section eighty-two, subsection (f) of section eighty-three, or section eighty-eight any stockholder to whom the corporation was required to give such notice shall demand in writing from the corporation taking such action, or in the case of a consolidation or merger from the resulting or surviving corporation, payment for his stock, the corporation upon which such demand is made shall pay to him the fair value of his stock within thirty days after the expiration of the period during which such demand may be made.

     90. If during the period of thirty days provided for in section eighty-nine the corporation upon which such demand is made and any such objecting stockholder fail to agree as to the value of such stock, such corporation or any such stockholder may within four months after the expiration of such thirty-day period demand a determination of the value of the stock of all such objecting stockholders by a bill in equity filed in the superior court in the county where the corporation in which such objecting stockholder held stock had or has its principal office in the commonwealth.

     91. If the bill is filed by the corporation, it shall name as parties respondent all stockholders who have demanded payment for their shares and with whom the corporation has not reached agreement as to the value thereof. If the bill is filed by a stockholder, he shall bring the bill in his own behalf and in behalf of all other stockholders who have demanded payment for their shares and with whom the corporation has not reached agreement as to the value thereof, and service of the bill shall be made upon the corporation by subpoena with a copy of the bill annexed. The corporation shall file with its answer a duly verified list of all such other stockholders, and such stockholders shall thereupon be deemed to have been added as parties to the bill. The corporation shall give notice in such form and returnable on such date as the court shall order to each stockholder party to the bill by registered or certified mail, addressed to the last known address of such stockholder as shown in the records of the corporation, and the court may order such additional notice by publication or otherwise as it deems advisable. Each stockholder who makes demand as provided in section eighty-nine shall be deemed to have consented to the provisions of this section relating to notice, and the giving of notice by the corporation to any such stockholder in compliance with the order of the court shall be a sufficient service of process on him. Failure to give notice to any stockholder making demand shall not invalidate the proceedings as to other stockholders to whom notice was properly given, and the court may at any time before the entry of a final decree make supplementary orders of notice.

     92. After hearing the court shall enter a decree determining the fair value of the stock of those stockholders who have become entitled to the valuation of and payment for their shares, and shall order the corporation to make payment of such value, together with interest, if any, as hereinafter provided, to the stockholders entitled thereto upon the transfer by them to the corporation of the certificates representing such stock if certificated or if uncertificated, upon receipt of an instruction transferring such stock to the corporation. For this purpose, the value of the shares shall be determined as of the day preceding the date of the vote approving the proposed corporate action and shall be exclusive of any element of value arising from the expectation or accomplishment of the proposed corporate action.

     93. The court in its discretion may refer the bill or any question arising thereunder to a special master to hear the parties, make findings and report the same to the court, all in accordance with the usual practice in suits in equity in the superior court.

     94. On motion the court may order stockholder parties to the bill to submit their certificates of stock to the corporation for notation thereon of the pendency of the bill, and may order the corporation to note such pendency in its records with respect to any uncertificated shares held by such stockholder parties, and may on motion dismiss the bill as to any stockholder who fails to comply with such order.

     95. The costs of the bill, including the reasonable compensation and expenses of any master appointed by the court, but exclusive of fees of counsel or of experts retained by any party, shall be determined by the court and taxed upon the parties to the bill, or any of them, in such manner as appears to be equitable, except that all costs of giving notice to stockholders as provided in this chapter shall be paid by the corporation. Interest shall be paid upon any award from the date of the vote approving the proposed corporate action, and the court may on application of any interested party determine the amount of interest to be paid in the case of any stockholder.

     96. Any stockholder who has demanded payment for his stock as provided in this chapter shall not thereafter be entitled to notice of any meeting of stockholders or to vote such stock for any purpose and shall not be entitled to the payment of dividends or other distribution on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the date of the vote approving the proposed corporate action) unless:

     (1) A bill shall not be filed within the time provided in section ninety;

     (2) A bill, if filed, shall be dismissed as to such stockholder; or

     (3) Such stockholder shall with the written approval of the corporation, or in the case of a consolidation or merger, the resulting or surviving corporation, deliver to it a written withdrawal of his objections to and an acceptance of such corporate action.

     Notwithstanding the provisions of clauses (1) to (3), inclusive, said stockholder shall have only the rights of a stockholder who did not so demand payment for his stock as provided in this chapter.

     97. The shares of the corporation paid for by the corporation pursuant to the provisions of this chapter shall have the status of treasury stock or in the case of a consolidation or merger the shares or the securities of the resulting or surviving corporation into which the shares of such objecting stockholder would have been converted had he not objected to such consolidation or merger shall have the status of treasury stock or securities.

     98. The enforcement by a stockholder of his right to receive payment for his shares in the manner provided in this chapter shall be an exclusive remedy except that this chapter shall not exclude the right of such stockholder to bring or maintain an appropriate proceeding to obtain relief on the ground that such corporate action will be or is illegal or fraudulent as to him.

                                   APPENDIX D

              PURCHASES OF INSTRON COMMON STOCK BY CERTAIN PERSONS

     The following table sets forth certain information concerning transactions involving Instron Common Stock since January 1, 1997 effected by Instron and members of the Investor Group.


                                                                PRICE PER SHARE OR
                                             NUMBER OF SHARES          RANGE                 WHERE AND HOW
         NAME                  DATE             PURCHASED         OF PRICES PAID          TRANSACTION EFFECTED
         ----                  ----          ----------------   ------------------        --------------------
James M. McConnell....  5/14/97                   25,000        $0.00                 Restricted Stock Grant
                        4/10/98                  193,422        $9.50                 Option Exercise
                        1/1/97 - 12/31/98            412        $10.75 - $19.1875     401(k) Purchases
                        1/1/98 - 12/31/98            318        $11.50 - $20.625      401(k) Purchases
                        1/1/99 - 7/3/99              288        $15.00 - $20.6875     401(k) Purchases
Joseph E. Amaral......  5/14/97                   25,000        $0.00                 Restricted Stock Grant
                        8/12/97                    3,181        $10.375               Option Exercise
                        2/24/99                      819        $10.375               Option Exercise
                        1/1/97 - 12/31/98            415        $10.75 - $19.1875     401(k) Purchases
                        1/1/98 - 12/31/98            288        $11.50 - $20.625      401(k) Purchases
                        1/1/99 - 7/3/99              229        $15.00 - $20.6875     401(k) Purchases
Kenneth L. Andersen...  5/14/97                   25,000        $0.00                 Restricted Stock Grant
                        1/1/97 - 12/31/98         (1,390)       $10.75 - $19.1875     401(k) Purchases and Sales
                        1/1/98 - 12/31/98             42        $11.50 - $20.625      401(k) Purchases
                        1/1/99 - 7/3/99              218        $15.00 - $20.625      401(k) Purchases
John R. Barrett.......  5/14/97                   25,000        $0.00                 Restricted Stock Grant
                        5/8/98                    10,500        $10.75                Option Exercise
                        1/1/97 - 12/31/98            348        $10.75 - $19.1875     401(k) Purchases
                        1/1/98 - 12/31/98            313        $11.50 - $20.625      401(k) Purchases
                        1/1/99 - 7/3/99              201        $15.00 - $20.6875     401(k) Purchases
Jonathan L. Burr......  5/14/97                   25,000        $0.00                 Restricted Stock Grant
                        12/9/97                    1,000        N/A                   Gift
                        12/1/98                    1,300        N/A                   Gift
                        2/26/99                    3,000        $10.375               Option Exercise
                        1/1/97 - 12/31/98             21        $10.75 - $19.1875     401(k) Purchases
                        1/1/98 - 12/31/98            198        $11.50 - $20.625      401(k) Purchases
                        1/1/99 - 7/3/99              222        $15.00 - $20.6875     401(k) Purchases
Yahya Gharagozlou.....  5/14/97                   25,000        $0.00                 Restricted Stock Grant
                        1/1/97 - 12/31/98            343        $10.75 - $19.1875     401(k) Purchases
                        1/1/98 - 12/31/98            292        $11.50 - $20.625      401(k) Purchases
                        1/1/99 - 7/3/99              224        $15.00 - $20.6875     401(k) Purchases
Arthur D. Hindman.....  5/14/97                   25,000        $0.00                 Restricted Stock Grant
                        3/11/98                   12,000        $10.75                Option Exercise
                        2/17/99                      250        N/A                   Gift
                        2/26/99                    3,000        $10.375               Option Exercise
                        1/1/97 - 12/31/98          1,076        $10.75 - $19.1875     401(k) Purchases
                        1/1/98 - 12/31/98            647        $11.50 - $20.625      401(k) Purchases
                        1/1/99 - 7/3/99              454        $15.00 - $20.6875     401(k) Purchases
William J. Milliken...  10/29/97                  20,500        $0.00                 Restricted Stock Grant
                        1/1/98 - 12/31/98             49        $11.50 - $20.625      401(k) Purchases
                        1/1/99 - 7/3/99              242        $15.00 - $20.6875     401(k) Purchases
Linton A. Moulding....  5/14/97                   25,000        $0.00                 Restricted Stock Grant
                        8/3/98                     4,250        $10.00                Option Exercise
                        1/1/97 - 12/31/98            577        $10.75 - $19.1875     401(k) Purchases
                        1/1/98 - 12/31/98            400        $11.50 - $20.625      401(k) Purchases
                        1/1/99 - 7/3/99              398        $15.00 - $20.6875     401(k) Purchases
Norman L. Smith.......  5/14/97                   25,000        $0.00                 Restricted Stock Grant
                        5/6/98                     2,500        $10.50                Option Exercise
                        4/7/99                     3,720        $10.50                Option Exercise


                                       D-1